ANNUAL REPORT 2015

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CONTENTS TABLE OF LETTER TO SHAREHOLDERS ......................................... 1 STOCK PERFORMANCE .................................................. 3 INVESTMENT SUMMARY................................................ 5 FINANCIAL INFORMATION ........................................... F1 CORPORATE DATA ............................... Inside Back Cover

Certain statements in this Annual Report constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding our business, product and marketing strategies; revenue growth and subscriber trends at Sirius XM Holdings Inc. (“SIRIUS XM”); new service offerings; the recoverability of our goodwill and other long-lived assets; the performance of our equity affiliates; our projected sources and uses of cash; SIRIUS XM’s stock repurchase program; and the anticipated impact of certain contingent liabilities related to legal and tax proceedings and other matters arising in the ordinary course of business. In particular, statements in our “Letter to Shareholders” and under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Quantitative and Qualitative Disclosures About Market Risk” contain forward-looking statements. Where, in any forward-looking statement, we express an expectation or belief as to future results or events, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the expectation or belief will result or be achieved or accomplished. The following include some but not all of the factors that could cause actual results or events to differ materially from those anticipated: • consumer demand for our products and services and our ability to adapt to changes in demand; • competitor responses to our products and services; • availability of qualified personnel; • changes in, or failure or inability to comply with, government regulations, including, without limitation, regulations of the Federal Communications Commission and consumer protection laws, and adverse outcomes from regulatory proceedings; • uncertainties inherent in the development and integration of new business lines and business strategies; • uncertainties associated with product and service development and market acceptance, including the development and provision of programming for satellite radio and telecommunications technologies; • changes in the nature of key strategic relationships with partners, vendors and joint venturers; • general economic and business conditions and industry trends including the current economic downturn; • our significant dependence upon automakers; • our ability to attract and retain subscribers at a profitable level in the future is uncertain; • consumer spending levels, including the availability and amount of individual consumer debt; • rapid technological changes; • our future financial performance, including availability, terms and deployment of capital; • our ability to successfully integrate and recognize anticipated efficiencies and benefits from the businesses we acquire; • impairments of third-party intellectual property rights; • our indebtedness could adversely affect the operations and could limit the ability of our subsidiaries to react to changes in the economy or our industry; • the ability of suppliers and vendors to deliver products, equipment, software and services; • interruption or failure of our information technology and communication systems, including the failure of SIRIUS XM’s satellites, could negatively impact our results and brand; • failure to protect the security of personal information about our customers, subjecting us to potentially costly government enforcement actions or private litigation and reputational damage; • capital spending for the acquisition and/or development of telecommunications networks and services; • the market for music rights is changing and is subject to significant uncertainties; • the outcome of any pending or threatened litigation; • the regulatory and competitive environment of the industries in which we, and the entities in which we have interests, operate; and • threatened terrorist attacks, political unrest and ongoing military action around the world. These forward-looking statements and such risks, uncertainties and other factors speak only as of the date of this Annual Report, and we expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein, to reflect any change in our expectations with regard thereto, or any other change in events, conditions or circumstances on which any such statement is based. When considering such forward-looking statements, you should keep in mind any risk factors identified and other cautionary statements contained in our publicly filed documents, including our most recent Forms 10-K and 10-Q. Such risk factors and statements describe circumstances which could cause actual results to differ materially from those contained in any forward-looking statement. This Annual Report includes information concerning public companies in which we have non-controlling interests that file reports and other information with the SEC in accordance with the Securities Exchange Act of 1934, as amended. Information contained in this Annual Report concerning those companies has been derived from the reports and other information filed by them with the SEC. If you would like further information about these companies, the reports and other information they file with the SEC can be accessed on the Internet website maintained by the SEC at www.sec.gov. Those reports and other information are not incorporated by reference in this Annual Report.

LETTER TO SHAREHOLDERS Dear Fellow Shareholders, The past twelve months have seen the continued structural evolution of Liberty Media. Most notably, in April of this year, we recapitalized Liberty Media Corporation into three tracking stock groups, Liberty SiriusXM Group, Liberty Braves Group and Liberty Media Group. It speaks to the unique nature of our organization that this restructuring was treated as business-as-usual at Liberty HQ. However, before we review the year in more detail, we’d like to take a brief moment to discuss the factors that have made Liberty Media such an effective compounder of wealth over a sustained period. Our operating philosophy is built on the core value drivers of: • Patiently investing in great businesses where the margin of safety is compelling; identifying asymmetric upside, while ensuring our agility to protect against the unforeseen • Obtaining meaningful governance rights when investing concentrated sums and assisting with strategy through Board level oversight • Identifying and backing strong operating company leaders and setting a productive ownership tone • Allocating capital and setting efficient financial policy • Structuring financings and transactions • Ensuring tax efficient acquisition, operation and monetization of assets While this may sound simple enough, few public companies have achieved the level of long-term, investor-friendly execution that has been the hallmark of Liberty for its twenty-five year existence. The few that have generally trade at premium multiples; in contrast, the Liberty entities trade at meaningful discounts to net asset value. We believe these apparent market pricing inefficiencies create attractive opportunities for our investors. Looking forward, we will focus on the factors within our control, react to opportunities as they present themselves, and allow market “noise” to be just that. The core value drivers described above will continue to guide our decision making and we aim for our equities to compound intrinsic value at attractive rates. cash. This is easily among the least complex vehicles that Liberty has bestowed upon the investment community. During 2015, SiriusXM reached a new subscriber record of 29.6 million, and surpassed the 30 million mark early this year. Record revenue, Adjusted EBITDA and free cash flow round out the list of superlatives for 2015. Those results allowed the company to return over $2 billion through share repurchase, accreting Liberty’s ownership to 64% as of our first quarter 2016 reporting. Just as importantly, Jim Meyer and team have been able to secure long dated renewals of several key pieces of content over the past two years, including Howard Stern, the NFL, NHL, MLB, NBA and Fox News, locking in these major programming assets through the end of the decade, and in some cases, beyond. Howard Stern has long been the piece of content most directly associated with SiriusXM, and his recent renewal, including plans to develop a video based product, speaks to the attractiveness of the SiriusXM platform. “The King of All Media,” Howard is also known as an extremely astute businessman; one whose services would have been welcomed across a wide range of distribution platforms. However, SiriusXM was and is in a unique position to monetize Howard’s talents across a large base of “premium” subscribers. We do not believe there is a comparable platform in audio entertainment that marries SiriusXM’s scale and attractive revenue model. SiriusXM has also done a praiseworthy job of building out its presence in the used car segment. While an impressive 75% of all new cars sold in the US include a factory-installed satellite radio, the growth of the used car market should serve to reduce the company’s exposure to the new car “SAAR” during the next cyclical downturn. With 85 million SiriusXM enabled vehicles already on the road, growing to an estimated 185 million by 2025, this base of enabled vehicles will serve as a tailwind on subscriber growth for the foreseeable future. SiriusXM is also smartly investing in the future of the car as a technology platform. SXM17 introduces SiriusXM’s first two-way connectivity and is sure to delight subscribers as it is rolled out over the coming years. Other “connected-car” efforts in safety, security, and convenience features are still early days and have yet to produce a meaningful financial impact, but they are of high value to the NPV of SiriusXM shares. SiriusXM is uniquely positioned to partner with auto OEMs behind the technology firewall. These OEMs don’t migrate to new providers with the fickleness that consumers migrate from MySpace to Facebook. Failing to make the investment necessary to capitalize on this unique position of trust would be unwise, not something management is likely to permit. The deliberate, long-duration cycles in the auto business cut both ways. The auto industry moves deliberately on new services and technologies, but it means that SiriusXM will be a part of the auto industry for the long-term. The relationship between SiriusXM and Liberty Media, or more specifically the Liberty SiriusXM tracker, remains of high THE TRACKERS The Liberty family of companies has long been advocates of the tracking stock structure. The application of this strategy at various Liberty entities has served our investors well in the past and, we believe, the rationale behind these newly created Liberty Media “trackers” is also compelling. Tracking stocks accomplish two primary objectives: (i) provide greater investor choice as to the group of our assets and liabilities their interest will track, and (ii) maintain the consolidated legal ownership structure, avoiding additional frictional costs. What follows is a brief summary of each tracker, the rationale behind it, as well as salient updates on the asset base from the past year. LIBERTY SIRIUSXM GROUP SiriusXM is unambiguously the nucleus of Liberty Media’s asset base. This tracker consists of our stake in SiriusXM, a $250 million margin loan and $50 million of attributed corporate continued on page 2 ANNUAL REPORT 2015 1

LETTER TO SHAREHOLDERS, CONTINUED valuation should continue to benefit investors. Potential value accretion from the new ballpark and mixed-use development, the value of MLB Advanced Media (“MLBAM”) and a restriking of our local media contracts upon expiration are expected to provide additional option value. The Braves are poised to delight fans and investors alike. interest for investors. We have been relatively open that we would like to own the rest of SiriusXM at an appropriate price. For the time being, the discount to NAV at Liberty SiriusXM precludes its use as an equity currency. LIBERTY BRAVES GROUP The asset base of the Liberty Braves Group consists of the Atlanta Braves baseball team and a portfolio of real estate projects including the new SunTrust Park and the development of a mixed-use district around the ballpark, The Battery Atlanta. We want to emphasize that today’s Braves are more than just the baseball club we first acquired in 2007. The tracker includes an exciting real estate element. We believe that creating the tracker should eventually lead to more efficient market pricing for the Braves. The Braves are among the most storied franchises in Major League Baseball, dating back to 1871. An impressive history of Post-season success has engendered a deeply passionate and engaged mega-regional fan base. Since 1991, no team has won more division titles and only the Yankees have won more games. The Braves have benefited from the tailwind that has benefited most sports assets over the past years. While “random access” viewing has commoditized much of the televised media landscape, the watch-it-live status of sports, news and home shopping have helped them remain strong. Fielding a quality team is important to preserving and growing the value of this exciting franchise. While 2016 is a rebuilding year, the team possesses a very experienced management team and an impressive stable of young on-field talent. We believe that the anticipated opening of SunTrust Park in 2017, with its 41,500 premium seating capacity and enhanced sponsorship partnerships, should provide a revenue uplift, some of which will help accelerate the retooling of the team. Upon completion, the new ballpark is expected to have a total cost of approximately $722 million, of which approximately $392 million is being provided by various municipal entities. It is anticipated that the mixed-use development surrounding the ballpark will allow us to benefit from the land appreciation resulting from the construction of the ballpark. In total, the new district will include approximately 400,000 feet of retail and restaurant space, a 265-room Omni Hotel, a nine story office building which will serve as a regional headquarters for Comcast and the revival of the Coca-Cola Roxy concert venue, operated by Live Nation. Each of these projects will be controlled by the Liberty Braves Group through a series of mainly majority owned JVs with world class development and operating partners. In total, we expect these projects to cost approximately $558 million, with approximately $68 million coming from our JV partners. The Braves portion is funded largely through a series of project-level credit facilities. Importantly, both the ballpark and the mixed-use development are on time and on budget, a major accomplishment for a project of this magnitude. Terry McGuirk has our support as he looks to upgrade the on-field product coincident with the move to the new ballpark next year. Structural tailwinds in sports rights monetization and LIBERTY MEDIA GROUP This final tracker consists of “everything else,” which is arguably the house specialty at Liberty. Our organizational track record of realizing value from a portfolio of disparate puzzle pieces should give investors confidence. The anchor tenant here is our 34.4% interest in Live Nation, which increased from 27% when we closed a forward purchased agreement in December of 2015. Other assets include public equity positions in Time Warner and Viacom, a portfolio of private investments including Saavn, INRIX and Tastemade, a 15.6% intergroup interest in the Liberty Braves Group and over $500 million of cash and equivalents (including the repayment of an intergroup loan to the Liberty Braves Group with a portion of the proceeds from the recently completed rights offering). These assets are partially offset by a $1 billion convertible bond obligation. Live Nation remains extremely well positioned as the only scale player in a rapidly globalizing industry. Impressive growth in mobile, secondary ticketing and digital content monetization are only a few examples of what Michael Rapino is getting right at Live Nation. The concert promotion segment hosted 63 million fans at 25,000 concerts, while Ticketmaster facilitated the sale of $25 billion in gross ticket value in 2015. Impressive indeed. Liberty Media Group’s dry powder was enhanced earlier this year due to the settlement of our long-standing litigation with Vivendi. Net pre-tax proceeds totaled $510 million. CLOSING We remain grateful for your continued trust in us as we continue to evolve Liberty Media. While the new tracking stocks haven’t achieved our desired results as of this writing and the persistent discount to net asset value remains, we are confident that this was the appropriate long-term value maximizing strategy. Market pricing will eventually reflect the underlying value of our net assets. In the interim, the investor choice and managerial flexibility provided by the trackers far outweighs the associated costs. We look forward to seeing many of you at this year’s annual investor meeting, which will take place on November 10th at the Times Center at 242 West 41st Street in New York City. We appreciate your ongoing support. Very truly yours, Gregory B. Maffei President & Chief Executive Officer John C. Malone Chairman of the Board 2 ANNUAL REPORT 2015

STOCK PERFORMANCE The following graph compares the percentage change in the cumulative total stockholder return on the former Series A and Series B Liberty Capital group tracking stock from December 31, 2010 through December 31, 2015, in comparison to the S&P Media Index and the S&P 500 Index. As of December 31, 2015, our former Series A and Series B common stocks traded under the NASDAQ symbols LMCA and LMCB, respectively. This chart includes the impact of (i) the value of Starz, which was separated from our company on January 11, 2013, assuming a sale of the resulting Starz shares on the one-year anniversary of the spin-off and reinvestment of the proceeds in our common stock, (ii) the distribution of our Series C shares, (iii) the spin-off of Liberty Broadband Corporation on November 4, 2014, assuming a sale of the resulting Liberty Broadband shares on the one-year anniversary of the spin-off and reinvestment of the proceeds in our common stock and (iv) the Liberty Broadband rights offering, assuming the value of the Liberty Broadband rights on the one-year anniversary of the spin-off was reinvested in our common stock. Note: The chart above does not give effect to the reclassification and exchange of our common stock on April 15, 2016 into three tracking stocks designated the Liberty SiriusXM common stock, the Liberty Braves common stock and the Liberty Media common stock or the Liberty Braves Group rights offering. Trading data for all Series B shares is limited as they are thinly traded. ANNUAL REPORT 2015 3 12/31/2010 12/31/2011 12/31/2012 12/31/2013 12/31/2014 12/31/2015 Liberty Series A $100.00 $124.76 $185.44 $280.58 $281.17 $304.92 Liberty Series B $100.00 $124.50 $184.51 $279.89 $280.56 $298.95 S&P Media Index $100.00 $107.11 $146.31 $216.99 $241.21 $227.41 S&P 500 Index $100.00 $100.00 $113.40 $146.97 $163.71 $162.52

STOCK PERFORMANCE The following graph compares the percentage change in the cumulative total stockholder return on our former Series C common stock from July 24, 2014 (the date on which the former Series C common stock first traded “regular way”) through December 31, 2015, in comparison to the S&P Media Index and the S&P 500 Index. As of December 31, 2015, our former Series C common stock traded under the NASDAQ symbol LMCK. This chart includes the impact of (i) the spin-off of Liberty Broadband Corporation on November 4, 2014, assuming a sale of the resulting Liberty Broadband shares on the one-year anniversary of the spin-off and reinvestment of the proceeds in our common stock and (ii) the Liberty Broadband rights offering, assuming the value of the Liberty Broadband rights on the one-year anniversary of the spin-off was reinvested in our common stock. Note: The chart above does not give effect to the reclassification and exchange of our common stock on April 15, 2016 into three tracking stocks designated the Liberty SiriusXM common stock, the Liberty Braves common stock and the Liberty Media common stock or the Liberty Braves group rights offering. 4 ANNUAL REPORT 2015 7/24/2014 12/31/2014 12/31/2015 Liberty Media Series C $100.00 $101.46 $109.41 S&P Media Index $100.00 $103.47 $97.55 S&P 500 Index $100.00 $103.57 $102.81

INVESTMENT SUMMARY Based on publicly available information as of May 31, 2016 — libertymedia.com/asset-list.aspx Liberty Media Corporation owns interests in a broad range of media, communications and entertainment businesses. Those interests are attributed to three tracking stock groups: the Liberty SiriusXM Group, the Liberty Braves Group and the Liberty Media Group. The following table sets forth some of Liberty Media Corporation’s assets that are held directly and indirectly through partnerships, joint ventures, common stock investments and/or instruments convertible into common stock. Ownership percentages in the table are approximate and, where applicable, assume conversion to common stock by Liberty Media Corporation and, to the extent known by Liberty Media Corporation, other holders. In some cases, Liberty Media Corporation’s interest may be subject to buy/sell procedures, repurchase rights or dilution. OWNERSHIP (2) OWNERSHIP (2) ANNUAL REPORT 2015 5 LIBERTY BRAVES GROUP ENTITY DESCRIPTION OF OPERATING BUSINESS ATTRIBUTED SHARE COUNT (1) (in millions) ATTRIBUTED Braves Holdings, LLC Owner of the Atlanta Braves, a Major League Baseball club, as well as certain of the Atlanta Braves minor league clubs and associated real estate projects. N/A 100% LIBERTY SIRIUSXM GROUP ENTITY DESCRIPTION OF OPERATING BUSINESS ATTRIBUTED SHARE COUNT (1) (in millions) ATTRIBUTED Sirius XM Holdings Inc. (NASDAQ: SIRI) A satellite radio company delivering commercial-free music plus sports, entertainment, comedy, talk, news, traffic and weather. 3,162.2 64%

OWNERSHIP (2) 1) Applicable only for publicly-traded entities. 2) Represents undiluted ownership interest. ANNUAL REPORT 2015 6 LIBERTY MEDIA GROUP ENTITY DESCRIPTION OF OPERATING BUSINESS ATTRIBUTED SHARE COUNT (1) (in millions) ATTRIBUTED Associated Partners, L.P. Investment and operating partnership that targets long-term, risk-balanced and tax-efficient returns. N/A 37% Ideiasnet (BOVESPA: IDNT3) A Brazil-based company that develops projects and acquires stakes in companies in technology, media and telecommunications. 4.4 27% INRIX, Inc. Provider of traffic data and analytics to auto OEM’s, governments, businesses and consumers. N/A 4% Kroenke Arena Company, LLC Owner of the Pepsi Center, a sports and entertainment facility in Denver, Colorado. N/A 7% Liberty Associated Partners, L.P. Investment firm specializing in private equity investments. N/A 29% Liberty Israel Venture Fund, LLC Investment fund focused on Israeli technology companies. N/A 80% Live Nation Entertainment, Inc. (NYSE: LYV) Largest live entertainment company in the world, consisting of four segments: concert promotion and venue operations, sponsorship and advertising, ticketing and artist management. 69.6 34% Saavn Global Holdings, Ltd. Indian music streaming service focused on Bollywood music. N/A 7% Tastemade, Inc. Tastemade brings the world’s leading tastemakers in food together to create high-quality shows in the food and lifestyle category for digital platforms. N/A 6% Time Inc. (NYSE: TIME) One of the largest media companies in the world, with influential brands such as TIME, PEOPLE, Sports Illustrated, InStyle, Real Simple, Wallpaper*, Travel + Leisure and Food & Wine. 0.5 <1% Time Warner Inc. (NYSE: TWX) Media and entertainment company whose businesses include cable networks and digital media properties, premium pay, streaming and basic tier television services and television, feature film, home video and video game production and distribution. 4.3 <1% Viacom Inc. (NASDAQ: VIA) Global entertainment content company that creates television programs, motion pictures, short-form content, applications, games, consumer products, social media experiences and other entertainment content. Brands include MTV®, Nickelodeon®, Nick at Nite®, VH1®, BET®, Paramount Pictures®, TV Land®, Comedy Central®, CMT® and SPIKE®. 1.9 <1%

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities. Market Information On July 23, 2014, holders of Liberty’s Series A and Series B common stock as of 5:00 p.m., New York City time, on July 7, 2014, the record date for the dividend, received a dividend of two shares of Liberty Series C common stock (ticker symbol LMCK) for each share of Liberty Series A or Series B common stock held by them as of the record date. The impact of the Liberty Series C common issuance has been reflected retroactively due to the treatment of the dividend as a stock split for accounting purposes. On November 4, 2014, Liberty completed the spin-off to its stockholders of common stock of a newly formed company called Liberty Broadband Corporation ("Liberty Broadband") (the “Broadband Spin-Off”). Shares of Liberty Broadband were distributed to the shareholders of Liberty as of a record date of October 29, 2014. Liberty Broadband is comprised of, among other things, (i) Liberty’s former interest in Charter Communications, Inc. (“Charter”), (ii) Liberty’s former subsidiary TruePosition, Inc. (“TruePosition”), (iii) Liberty’s former minority equity investment in Time Warner Cable, Inc. ("Time Warner Cable"), (iv) certain deferred tax liabilities, as well as liabilities related to Time Warner Cable call options and (v) initial indebtedness, pursuant to margin loans entered into prior to the completion of the Broadband Spin-Off. In the Broadband Spin-Off, record holders of Liberty Series A, Series B and Series C common stock received one share of the corresponding series of Liberty Broadband common stock for every four shares of Liberty common stock held by them as of the record date for the Broadband Spin-Off, with cash paid in lieu of fractional shares. Each series of our common stock is traded on the Nasdaq Global Select Market. The following table sets forth the range of high and low sales prices of shares of our common stock for the years ended December 31, 2015 and 2014, as adjusted for the Series C common stock dividend, as discussed above and in the accompanying consolidated financial statements in Part II of this report. Series A (LMCA) Series B (LMCB) Series C (LMCK) High Low High Low High Low 2014 First quarter .......................................... Second quarter ........................................ Third quarter (July 1 - July 23)........................... Third quarter (July 24 - September 30) (1) . . . . . . . . . . . . . . . . . Fourth quarter (October 1 - November 4) .................. Fourth quarter (November 5 - December 31) (2) . . . . . . . . . . . . $ 48.78 $ 45.60 $ 47.59 $ 49.94 $ 48.67 $ 37.72 41.90 40.85 44.64 45.92 41.00 33.22 48.68 45.89 47.67 55.03 48.54 48.54 42.17 41.08 45.65 46.25 46.20 32.15 NA NA NA 50.06 48.44 37.28 NA NA NA 45.00 40.20 33.07 2015 First quarter .......................................... Second quarter ........................................ Third quarter ......................................... Fourth quarter ........................................ $ 40.38 $ 40.00 $ 40.50 $ 42.22 33.15 35.85 32.67 35.61 40.90 39.33 38.74 42.35 35.15 37.27 37.07 37.95 40.20 39.65 38.47 40.61 33.06 35.74 32.18 34.39 (1) As discussed above and in the accompanying consolidated financial statements in Part II of this report, on July 23, 2014 Liberty issued shares of its Series C common stock to holders of its Series A and Series B common stock, effected by means of a dividend. Holders of Series A and Series B common stock received a dividend of two shares of Series C common stock for each share of Series A or Series B common stock held by them as of the record date. (2) Represents the high and low sales prices of each respective series of common stock subsequent to completion of the Broadband Spin-Off. F-1

Holders As of January 31, 2016, there were 1,356, 86 and 1,428 record holders of our Series A, Series B and Series C common stock, respectively. The foregoing numbers of record holders do not include the number of stockholders whose shares are held nominally by banks, brokerage houses or other institutions, but include each such institution as one shareholder. Dividends We have not paid any cash dividends on our common stock, and we have no present intention of so doing. Payment of cash dividends, if any, in the future will be determined by our board of directors in light of our earnings, financial condition and other relevant considerations. Securities Authorized for Issuance Under Equity Compensation Plans Information required by this item will be included in an amendment to this Form 10-K that will be filed with the Securities and Exchange Commission on or before April 29, 2016. Purchases of Equity Securities by the Issuer Share Repurchase Programs On January 11, 2013 (ratified February 26, 2013) Liberty Media Corporation announced that its board of directors authorized $450 million of repurchases of Liberty common stock from that day forward. Additionally, in connection with the Broadband Spin-Off, an additional authorization of $300 million in Liberty share repurchases was approved by the Liberty board of directors on October 9, 2014. In August 2015, our board of directors authorized an additional $1 billion of Liberty common stock repurchases. A summary of the repurchase activity for the three months ended December 31, 2015 is as follows: Series C Common Stock (d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet be Purchased Under the Plans or Programs* (c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (a) Total Number of Shares Purchased (b) Average Price Paid per Share Period October 1 -31, 2015. . . .................... November 1 - 30, 2015 .................... December 1 - 31, 2015 .................... Total................................. 941,082 298,152 None $ 37.02 $ 39.34 NA 941,082 298,152 None $ $ $ 1,289 million 1,277 million 1,277 million 1,239,234 1,239,234 *Represents the maximum dollar value of both Series A and C Liberty common stock that may be yet be purchased under the Company’s share repurchase program, after considering the total of both Series A and Series C Liberty Common Stock share repurchases during each respective month. There were no repurchases of Series A Liberty common stock during the three months ended December 31, 2015. During the three months ended December 31, 2015, 4,512 shares of Liberty Series A common stock and 9,024 shares of Liberty Series C common stock were surrendered by certain of our officers and employees to pay withholding taxes and other deductions in connection with the vesting of their restricted stock. Selected Financial Data. The following tables present selected historical financial statement information relating to our financial condition and results of operations for the past five years. Certain prior period amounts have been reclassified for comparability with the F-2 current year presentation. The following data should be read in conjunction with the accompanying consolidated financial statements. December 31, 2015 2014 2013 2012 2011 amounts in millions Summary Balance Sheet Data: Cash .............................................. Investments in available-for-sale securities and other cost investments (3) .................................... Investment in affiliates, accounted for using the equity method (1)(2)(3). ......................................... Intangible assets not subject to amortization . . . . . . . . . . . . . . Intangible assets subject to amortization, net . . . . . . . . . . . . . Assets of discontinued operations (4) .................... Total assets ......................................... Current portion of deferred revenue ..................... Current portion of debt ................................ Long-term debt ...................................... Deferred tax liabilities, net ............................. Stockholders' equity .................................. Noncontrolling interest (1) ............................. $ 201 681 1,088 603 970 $ 533 816 1,324 1,392 1,859 $ 1,115 851 24,018 1,166 — 30,269 1,641 257 5,588 1,507 11,398 8,778 3,299 24,018 1,200 — 33,632 1,575 777 4,784 1,396 14,081 9,801 3,341 344 108 2,099 8,299 24 — — 804 6,440 (8) 563 344 119 2,535 7,648 30 750 — 352 5,259 (10) $ 24,018 $ 1,097 $ — $ 29,798 $ $ $ $ 1,797 255 6,626 1,667 $ 10,933 $ 7,198 Years ended December 31, 2015 2014 2013 (1) 2012 2011 amounts in millions, except per share amounts Summary Statement of Operations Data: Revenue (1)(5) ...................................... Operating income (loss) ............................... Interest expense ...................................... Share of earnings (loss) of affiliates, net (1)(2) . . . . . . . . . . . . . Realized and unrealized gains (losses) on financial instruments, net ..................................... Gains (losses) on transactions, net (1) .................... Net earnings (loss) attributable to the noncontrolling interests Earnings (loss) from continuing operations attributable to Liberty Media Corporation stockholders (6) Liberty common stock .............................. Liberty Starz common stock ......................... $ $ $ $ 4,795 954 (328) (40) 4,450 841 (255) (113) 4,002 814 (132) (32) 368 (80) (7) 1,346 1,409 531 (16) 87 $ $ $ (140) (4) 184 38 — 217 295 7,978 211 230 22 (2) 70 1 (4) $ 64 NA 178 NA 8,780 NA 1,160 NA 633 (39) $ 64 178 8,780 1,160 594 Basic earnings (loss) from continuing operations attributable to Liberty Media Corporation stockholders per common share (7): Series A, Series B and Series C Liberty common stock . . . Series A and Series B Liberty Starz common stock . . . . . . . Diluted earnings (loss) from continuing operations attributable to Liberty Media Corporation stockholders per common share (7): Series A, Series B and Series C Liberty common stock . . . Series A and Series B Liberty Starz common stock . . . . . . . $ 0.19 NA 0.52 NA 24.73 NA 3.21 NA 2.48 (0.25) $ 0.19 NA 0.52 NA 24.46 NA 3.12 NA 2.40 (0.25) (1) During the year ended December 31, 2012, Liberty acquired an additional 312.5 million shares of SIRIUS XM Radio, Inc. (now known as Sirius XM Holdings Inc., “SIRIUS XM”) in the open market for $769 million. Additionally, Liberty settled a forward contract and purchased an additional 302.2 million shares of SIRIUS XM for $649 million. F-3

SIRIUS XM recognized a $3.0 billion tax benefit during the year ended December 31, 2012. SIRIUS XM recorded the tax benefit as the result of significant positive evidence that a valuation allowance was no longer necessary for its recorded deferred tax assets. The Company recognized its portion of this benefit ($1,229 million) based on our ownership percentage at the time of the recognition of the deferred tax benefit by SIRIUS XM. On January 18, 2013, as discussed in note 3 to the accompanying consolidated financial statements, Liberty acquired an additional 50 million common shares and acquired a controlling interest in SIRIUS XM and as a result consolidates SIRIUS XM as of such date. Liberty recorded a gain of approximately $7.5 billion in the first quarter of 2013 associated with application of purchase accounting based on the difference between fair value and the carrying value of the ownership interest Liberty had in SIRIUS XM prior to the acquisition of the controlling interest. The gain on the transaction was excluded from taxable income. (2) As discussed in note 7 in the accompanying consolidated financial statements, in May 2013, Liberty acquired approximately 26.9 million shares of common stock and approximately 1.1 million warrants in Charter for approximately $2.6 billion, which represented an approximate 27% beneficial ownership in Charter at the time of purchase. (3) As discussed in note 1 in the accompanying consolidated financial statements, on November 4, 2014, Liberty completed the Broadband Spin-Off. Liberty Broadband is comprised of, among other things, (i) Liberty’s former interest in Charter, (ii) Liberty’s former wholly-owned subsidiary TruePosition, (iii) Liberty’s former minority equity investment in Time Warner Cable, (iv) certain deferred tax liabilities, as well as liabilities related to Time Warner Cable call options and (v) initial indebtedness, pursuant to margin loans entered into prior to the completion of the Broadband Spin-Off. The Company’s former investments in and results of Charter and Time Warner Cable are no longer included in the results of Liberty from the date of the completion of the Broadband Spin-Off forward. Based on the relative significance of TruePosition to Liberty, the Company concluded that discontinued operations presentation of TruePosition is not necessary. (4) In January 2013, the entity then known as Liberty Media Corporation (now named Starz) spun-off (the “Starz Spin-Off”) its then-former wholly-owned subsidiary, now known as Liberty Media Corporation, which, at the time of the Starz Spin-Off, held all of the businesses, assets and liabilities of Starz not associated with Starz, LLC (with the exception of the Starz, LLC office building). The transaction was effected as a pro-rata dividend of shares of Liberty to the stockholders of Starz. Due to the relative significance of Liberty to Starz (the legal spinnor) and senior management's continued involvement with Liberty following the Starz Spin-Off, Liberty is treated as the "accounting successor" to Starz for financial reporting purposes, notwithstanding the legal form of the Starz Spin-Off previously described. Therefore, the historical financial statements of the company formerly known as Liberty Media Corporation continue to be the historical financial statements of Liberty, and Starz, LLC is presented as discontinued operations for all periods prior to the completion of the Starz Spin-Off. Due to the short period between December 31, 2012 and the distribution date, Liberty did not record any results for Starz in discontinued operations for the statement of operations for the year ended December 31, 2013 due to the insignificance of such amounts for that period. (5) In 2011 TruePosition recognized $1,029 million of previously deferred revenue and $409 million of deferred costs associated with two separate contracts. (6) Earnings (loss) from continuing operations attributable to Liberty stockholders were allocated to the Liberty Starz Group and Liberty Capital Group for all the periods prior to the conversion of each share of Liberty Starz common stock into 0.88129 of a share of the corresponding series of Liberty Capital common stock, with cash paid in lieu of fractional shares, on November 28, 2011 based on businesses and assets attributed to each respective group at the time prior to any corporate transactions between the groups. Subsequent to the conversion and elimination of the Company’s tracking stock structure, the Liberty Capital common stock is referred to as Liberty common stock. (7) On July 23, 2014, holders of Liberty Series A and Series B common stock as of 5:00 p.m., New York City, time on July 7, 2014, the record date for the dividend, received a dividend of two shares of Series C common stock for each share of Series A or Series B common stock held by them as of the record date. The impact on basic and diluted earnings per share of the Series C common stock issuance has been reflected retroactively in all periods presented due to the treatment of the dividend as a stock split for accounting purposes. Basic and diluted earnings per share were F-4 calculated for Liberty Capital and Liberty Starz common stock, prior to the Split-Off date, based on the earnings attributable to the businesses and assets to the respective groups divided by the weighted average shares on an as if converted basis for the periods assuming a 1 to 1 exchange ratio for the Split-Off. F-5

Management's Discussion and Analysis of Financial Condition and Results of Operations. The following discussion and analysis provides information concerning our results of operations and financial condition. This discussion should be read in conjunction with our accompanying consolidated financial statements and the notes thereto. Explanatory Note On January 11, 2013 Liberty Media Corporation ("Liberty" or "the Company") was spun-off, through the distribution of shares of Liberty by means of a pro-rata dividend from Starz (previously Liberty Media Corporation, formerly known as Liberty Spinco, Inc.) (the "Starz Spin-Off"), which was previously an indirect, wholly-owned subsidiary of Liberty Interactive Corporation ("Liberty Interactive," formerly known as Liberty Media Corporation). Due to the relative significance of Liberty to Starz (the legal spinnor) and senior management's continued involvement with Liberty following the Starz Spin-Off, Liberty was treated as the "accounting successor" to Starz for financial reporting purposes, notwithstanding the legal form of the Starz Spin-Off previously described. Therefore, the historical financial statements of Starz will continue to be the historical financial statements of Liberty and now present the results of Starz, LLC as discontinued operations in all periods prior to the Starz Spin-Off. Therefore, for purposes of this Form 10-K Liberty is treated as the spinnor for purposes of discussion and as a practical matter of describing all the historical information contained herein. On November 4, 2014, Liberty completed the Broadband Spin-Off. Shares of Liberty Broadband were distributed to the shareholders of Liberty as of a record date of October 29, 2014. Liberty Broadband is comprised of, among other things, (i) Liberty’s former interest in Charter, (ii) Liberty’s former subsidiary TruePosition, (iii) Liberty’s former minority equity investment in Time Warner Cable, (iv) certain deferred tax liabilities, as well as liabilities related to Time Warner Cable call options and (v) initial indebtedness, pursuant to margin loans entered into prior to the completion of the Broadband Spin-Off. Prior to the transaction, Liberty Broadband borrowed funds under margin loans and made a final distribution to Liberty of approximately $300 million in cash. The Broadband Spin-Off was intended to be tax-free to stockholders of Liberty. In the Broadband Spin-Off, record holders of Series A, Series B and Series C common stock received one share of the corresponding series of Liberty Broadband common stock for each four shares of common stock held by them as of the record date for the Broadband Spin-Off, with cash paid in lieu of fractional shares. The Company’s former investments in and results of Charter and Time Warner Cable are no longer included in the results of Liberty from the date of the completion of the Broadband Spin-Off forward. Based on the relative significance of TruePosition to Liberty, the Company concluded that discontinued operations presentation of TruePosition is not necessary. Overview We own controlling and non-controlling interests in a broad range of media and entertainment companies. Our most significant operating subsidiary, which is our reportable segment, is SIRIUS XM. SIRIUS XM transmits its music, sports, entertainment, comedy, talk, news, traffic and weather channels, as well as infotainment services, in the United States on a subscription fee basis through its two proprietary satellite radio systems. Subscribers can also receive music and other channels, plus features such as Sirius XM On Demand and MySXM, over SIRIUS XM’s Internet radio service, including through applications for mobile devices. Our "Corporate and Other" category includes our consolidated subsidiary, Braves Holdings, LLC (“Braves Holdings”) and corporate expenses. TruePosition, Inc. ("TruePosition") was also included in the “Corporate and Other” category for the periods prior to the Broadband Spin-Off. In addition to the foregoing businesses, we hold an ownership interest in Live Nation Entertainment, Inc. ("Live Nation"), which we account for as an equity method investment at December 31, 2015. We also maintain minority positions in other public companies such as Time Warner, Inc. and Viacom, Inc., which are accounted for at their respective fair market values and are included in corporate and other. F-6

Strategies and Challenges of Business Units SIRIUS XM. SIRIUS XM is focused on several initiatives to increase its revenue. SIRIUS XM regularly evaluates its business plans and strategy. Currently, its strategies include: • • • • • • The acquisition and pricing of unique or compelling programming; Increased penetration in the secondary car market; The introduction of new features or services; Significant new or enhanced distribution arrangements; Investments in infrastructure, such as satellites, terrestrial repeater networks, equipment or radio spectrum; and Acquisitions of other businesses, including acquisitions that are not directly related to its satellite radio business. SIRIUS XM faces certain key challenges in its attempt to meet these goals, including: • Its ability to convince owners and lessees of new and previously owned vehicles that include satellite radios to purchase subscriptions to its service; Potential loss of subscribers due to economic conditions and competition from other entertainment providers; Competition for both listeners and advertisers, including providers of radio and other audio services; The operational performance of its satellites; The effectiveness of integration of acquired businesses and assets into its operations; The performance of its manufacturers, programming providers, vendors, and retailers; and Unfavorable changes in legislation. • • • • • • F-7

Results of Operations—Consolidated General. We provide in the tables below information regarding our Consolidated Operating Results and Other Income and Expense, as well as information regarding the contribution to those items from our reportable segments. The "corporate and other" category consists of those assets or businesses which do not qualify as a separate reportable segment. For a more detailed discussion and analysis of the financial results of our principal reportable segment, see "Results of Operations-Businesses" below. Consolidated Operating Results Years ended December 31, 2015 2014 2013 amounts in millions Revenue SIRIUS XM .................................. Corporate and other ............................ $ 4,552 243 4,141 309 3,625 377 $ 4,795 4,450 4,002 Adjusted OIBDA SIRIUS XM .................................. Corporate and other ............................ $ 1,660 (32) 1,466 (49) 1,289 33 $ 1,628 1,417 1,322 Operating Income (Loss) SIRIUS XM .................................. Corporate and other ............................ $ 1,073 (119) 1,004 (163) 878 (64) $ 954 841 814 Revenue. Our consolidated revenue increased $345 million and $448 million for the years ended December 31, 2015 and 2014, respectively, as compared to the corresponding prior year periods. The 2015 increase was primarily driven by revenue growth at SIRIUS XM of $411 million. The increase in revenue at SIRIUS XM was partially offset by a $66 million decline in corporate and other revenue. This decrease is primarily due to the deconsolidation of TruePosition during November 2014 in conjunction with the Broadband Spin-Off. Additionally, Braves Holdings revenue declined approximately $7 million during the year ended December 31, 2015. Braves Holdings event revenue declined approximately $9 million due to lower game attendance and reduced concession sales, partially offset by an increase in the average ticket price in the current year. The decline in event revenue was partially offset by a small increase in broadcast and other revenue, primarily due to the effects of contractual rate increases for broadcasting rights. The increase in 2014 was primarily due to revenue growth at SIRIUS XM and a full year of consolidated SIRIUS XM revenue, which was partially offset by reduced revenue at Braves Holdings and TruePosition and no revenue earned during the year ended December 31, 2014 related to a contractual arrangement with CNBC that was held by a subsidiary exchanged in the fourth quarter of 2013 with Comcast. TruePosition revenue decreased $20 million in 2014 as compared to the prior year primarily due to a decrease in international and domestic hardware and software sales and the timing of the Broadband Spin-Off, offset slightly by revenue from an acquisition during the year. Braves Holdings revenue decreased $10 million for the year ended December 31, 2014 as compared to the prior year. Braves Holdings recognized revenue from a settlement of historical broadcast rights during the year ended December 31, 2013 which did not recur for the year ended December 31, 2014. See Results of Operations—Businesses below for a more complete discussion of the results of operations of SIRIUS XM. Adjusted OIBDA.We define Adjusted OIBDA as revenue less operating expenses and selling, general and administrative ("SG&A") expenses (excluding stock compensation). Our chief operating decision maker and management team use this measure of performance in conjunction with other measures to evaluate our businesses and make decisions about allocating resources among our businesses. We believe this is an important indicator of the operational strength and performance of our businesses, including each business's ability to service debt and fund capital expenditures. In addition, F-8 this measure allows us to view operating results, perform analytical comparisons and benchmarking between businesses and identify strategies to improve performance. This measure of performance excludes such costs as depreciation and amortization, stock-based compensation, separately reported litigation settlements and restructuring and impairment charges that are included in the measurement of operating income pursuant to GAAP. Accordingly, Adjusted OIBDA should be considered in addition to, but not as a substitute for, operating income, net income, cash flow provided by operating activities and other measures of financial performance prepared in accordance with GAAP. See note 17 to the accompanying consolidated financial statements for a reconciliation of Adjusted OIBDA to Earnings (loss) from continuing operations before income taxes. SIRIUS XM recognized approximately $127 million to Revenue share and royalties within the consolidated statement of operations during the year ended December 31, 2015 related to the SIRIUS XM legal settlement associated with SIRIUS XM’s use of certain pre-1972 sound recordings through December 31, 2015. As separately reported in note 16 of the accompanying consolidated financial statements, $108 million of the settlement amount recognized during the year ended December 31, 2015 has been excluded from Adjusted OIBDA for the corresponding period, as this expense was not incurred as a part of SIRIUS XM’s normal operations for the period, and this lump sum amount does not relate to the on-going performance of the business. The $19 million recognized in the current year subsequent to the settlement during June 2015 is included as a component of Adjusted OIBDA. Consolidated Adjusted OIBDA increased $211 million and $95 million for the years ended December 31, 2015 and 2014, respectively, as compared to the corresponding prior year periods. The increase in the current year was primarily due to an increase in SIRIUS XM Adjusted OIBDA of $194 million and an increase in corporate and other Adjusted OIBDA of $17 million. The increase in corporate and other Adjusted OIBDA was primarily due to a $9 million improvement of Braves Holdings Adjusted OIBDA, primarily as a result of a decrease in operating costs due to lower player salaries and game operating costs, partially offset by an increase in general and administrative expenses related to personnel increases partially driven by the new stadium construction. Additionally, Adjusted OIBDA was positively impacted during the current period as TruePosition, which had an Adjusted OIBDA loss during the prior period, is no longer a consolidated subsidiary in the current period as a result of the Broadband Spin-Off. The increase in 2014 was primarily driven by the result of a full year of consolidated results for SIRIUS XM and increased operating efficiencies at SIRIUS XM offset by reduced Adjusted OIBDA results at Braves Holdings, TruePosition and the impacts of a transaction in the fourth quarter of 2013 related to the revenue sharing agreement with CNBC discussed above. The Adjusted OIBDA decrease for Braves Holdings was primarily the result of increased player payroll due to season ending injuries at key positions which required additional players to be added to the roster. Additionally, other players were released from the roster and full recognition of guaranteed portions of their contracts were recognized during the year ended December 31, 2014. See Results of Operations—Businesses below for a more complete discussion of the results of operations of SIRIUS XM. Stock-based compensation. Stock-based compensation includes compensation related to (1) options and stock appreciation rights ("SARs") for shares of our common stock that are granted to certain of our officers and employees, (2) phantom stock appreciation rights ("PSARs") granted to officers and employees of certain of our subsidiaries pursuant to private equity plans and (3) amortization of restricted stock grants. We recorded $204 million, $217 million and $193 million of stock compensation expense for the years ended December 31, 2015, 2014 and 2013, respectively. The decrease in stock compensation expense in the current year is primarily due to a decrease in the Company’s corporate and Braves Holdings stock-based compensation expense, partially offset by an increase in SIRIUS XM stock compensation expense. The increase in stock-based compensation expense during 2014 primarily relates to additional stock-based compensation from SIRIUS XM, partially driven by a full year of compensation. F-9

As of December 31, 2015, the total unrecognized compensation cost related to unvested Liberty equity awards was approximately $56 million. Such amount will be recognized in our consolidated statements of operations over a weighted average period of approximately 2.5 years. As of December 31, 2015, the total unrecognized compensation cost related to unvested SIRIUS XM stock options was $262 million. The SIRIUS XM unrecognized compensation cost will be recognized in the Company's consolidated statements of operations over a weighted average period of approximately 3.0 years. Operating income. Our consolidated operating income increased $113 million and $27 million for the years ended December 31, 2015 and 2014, respectively, as compared to the corresponding prior year periods. The increase during the current year was primarily driven improved operating results at SIRIUS XM, partially offset by a decrease related to the SIRIUS XM legal settlement during the period. Additionally, operating income was positively impacted during the current year, as the results from TruePosition are not included as a result of the Broadband Spin-Off. The increase in 2014 is primarily the result of increased operating results at SIRIUS XM, offset by increased stock compensation expense and the other subsidiary activity discussed above in the Adjusted OIBDA section. Other Income and Expense Components of Other Income (Expense) are presented in the table below. Years ended December 31, 2015 2014 2013 amounts in millions Other income (expense): Interest expense ........................................... Dividend and interest income ................................ Share of earnings (losses) of affiliates . . . . . . . . . ................ Realized and unrealized gains (losses) on financial instruments, net . Gains (losses) on transactions, net ............................ Other, net ................................................. $ (328) 17 (40) (140) (4) (1) (255) 27 (113) 38 — (77) (132) 48 (32) 295 7,978 (115) $ (496) (380) 8,042 Interest expense. Interest expense increased $73 million and $123 million for the years ended December 31, 2015 and 2014 as compared to the corresponding prior year periods, respectively. The increase in the current year was primarily due to an increase in the average amount of SIRIUS XM and other subsidiary debt outstanding during the current year. The overall increase in interest expense in 2014 was primarily due to an overall increase in the average debt balance outstanding during the period and a reduction in premium amortization as a result of debt refinancing by SIRIUS XM in the prior period. Dividend and interest income. Consolidated dividend and interest income decreased $10 million and $21 million for the years ended December 31, 2015 and 2014 as compared to the prior year periods, respectively. The decrease in the current year was primarily driven by the exclusion of dividend and interest income on Time Warner Cable shares, which were included in the Broadband Spin-Off, as well as sales of Barnes & Noble, Inc. and Viacom, Inc. shares during the current year. The decrease in 2014 was primarily due to a decrease in interest earned from our investment in Barnes & Noble, Inc. due to the sale of the majority of our interest in the second quarter of 2014. F-10

Share of earnings (losses) of affiliates. The following table presents our share of earnings (losses) of affiliates: Years ended December 31, 2015 2014 2013 amounts in millions (94) NA Charter ........................................ SIRIUS XM ................................... Live Nation .................................... SIRIUS XM Canada ............................. Other ......................................... $ NA NA (83) 8 (18) 7 54 (27) (1) (12) (30) 5 6 $ (40) (113) (32) In May 2013, we acquired approximately 26.9 million shares of common stock and approximately 1.1 million warrants in Charter for approximately $2.6 billion, which represented an approximate 27% beneficial ownership in Charter at the time of purchase. During May 2014, Liberty purchased approximately 897,000 additional shares of Charter common stock for $124 million resulting in an economic ownership of 26% of Charter. Our share of Charter losses increased during 2014 primarily as a result of our increased ownership in Charter during 2014 which resulted in an increase to our excess basis amortization. Additionally, Charter's results declined slightly during 2014, primarily due to higher operating costs and interest expense on outstanding debt, partially offset by an increase in revenue. As discussed above, on November 4, 2014, Liberty completed the spin-off to its stockholders of common stock of a newly formed company called Liberty Broadband, which was comprised of, among other things, Liberty’s interest in Charter. Upon completion of the Broadband Spin-Off, the Company’s former investment in and results of Charter are no longer included in the results of Liberty. Our share of losses related to Charter included $60 million and $51 million of losses due to the amortization of the excess basis of our investment for the years ended December 31, 2014 and 2013, respectively. We acquired a controlling interest in SIRIUS XM on January 18, 2013 resulting in share of earnings for only the first seventeen days of January 2013 for the period that we held an equity method investment in SIRIUS XM. During the year ended December 31, 2015, we acquired 15.9 million shares of Live Nation common stock through the settlement of certain financial instruments for approximately $396 million, a portion of which was funded during 2014. During the year ended December 31, 2014, we acquired an additional 1.7 million shares of Live Nation common stock for approximately $39 million. During the year ended December 31, 2013, we acquired an additional 1.7 million shares of Live Nation common stock for approximately $19 million. The decrease in our share of Live Nation’s losses during the current year was primarily due to the absence of an impairment in 2015, partially offset by an increase in foreign exchange rate losses and income tax expense related to foreign entities during 2015. Additionally, as a result of our increased ownership, we picked up a greater portion of Live Nation’s net loss during 2015. Live Nation's share of losses increased during the year ended December 31, 2014 primarily due to an impairment taken at Live Nation in the fourth quarter of approximately $135 million (Liberty’s portion of this loss was approximately $36 million). Exclusive of the impairment, the core businesses were slightly improved year over year. Realized and unrealized gains (losses) on financial instruments. Realized and unrealized gains (losses) on financial instruments are comprised of changes in the fair value of the following: Years ended December 31, 2015 2014 2013 amounts in millions Fair Value Option Securities . . . . . . . . . . . . . . . . . . . ....... Cash convertible notes ............................... Change in fair value of bond hedges .................... Other derivatives .................................... $ (151) (5) 23 (7) 80 12 (89) 35 306 (17) (1) 7 $ (140) 38 295 The loss and decrease in gains on Fair Value Option Securities during 2015 and 2014, respectively, is primarily due to a general decrease in market valuation adjustments for Liberty's public portfolio during the respective periods. F-11

Liberty issued $1 billion of cash convertible notes in October 2013 which are accounted for at fair value, as elected by Liberty at the time of issuance of the notes. At the same time, Liberty entered into a bond hedge transaction on the same amount of underlying shares. These derivatives are marked to fair value on a recurring basis. The primary driver of the change in the current period is the change in the fair value of the underlying stock. The unrealized loss on other derivatives during 2015 is primarily due to losses on the forward contract on Live Nation shares (see note 5 in the accompanying consolidated financial statements). The unrealized gains on other derivatives during 2014 and 2013 were primarily due to fluctuations in the fair value of Charter warrants. As previously discussed, Liberty obtained Charter warrants in the second quarter of 2013. These warrants were marked to fair value based on the trading price of Charter and other observable market data. The change in fair value is included in other derivatives in the table above and primarily driven by the change in the trading price of the Charter common stock. As discussed above, on November 4, 2014, Liberty completed the spin-off to its stockholders of common stock of a newly formed company called Liberty Broadband, which was comprised of, among other things, Liberty’s interest in Charter. The Company’s former investment in and results of Charter, including the Charter warrants, are no longer included in the results of Liberty from the date of the completion of the Broadband Spin-Off forward. Gains (losses) on transactions, net. During January 2013, we acquired a controlling interest in SIRIUS XM which resulted in the application of purchase accounting and the consolidation of SIRIUS XM in the first quarter of 2013. Liberty recorded a gain of approximately $7.5 billion associated with application of purchase accounting based on the difference between fair value and the carrying value of the ownership interest Liberty had in SIRIUS XM prior to the acquisition of the controlling interest. Other, net. The losses in 2014 and 2013 were primarily due to stock issuances at Charter (primarily from warrant and stock option exercises) at a price below Liberty's book basis per share. Additionally, in 2013, losses on the early extinguishment of SIRIUS XM debt during the period contributed to the total losses recognized in the other, net line item. Income taxes. Our effective tax rate for the years ended December 31, 2015, 2014 and 2013 were expenses of 46%, 14% and a benefit of 2%, respectively. Our effective tax rate for all three years was impacted for the following reasons: • During 2015, our effective tax rate was higher than the federal tax rate of 35% due to the effect of a tax law change in the District of Columbia (“D.C.”) during the first quarter of 2015 which reduces the future allocation of SIRIUS XM’s taxable income in D.C. As a result, SIRIUS XM expects it will utilize less of its D.C. net operating losses in the future, resulting in an increase in the valuation allowance offsetting the deferred tax asset for these net operating losses. During 2014, our effective tax rate was lower than the federal tax rate of 35% primarily due to the liquidation of a partnership investment and the related reduction in the tax basis of the partnership’s assets, which was not recognized for financial statement purposes, partially offset by the net taxable impact of SIRIUS XM shares repurchased from Liberty by SIRIUS XM during the year. During 2013, our effective tax rate was lower than the federal tax rate of 35% primarily due to the recognition of a $7.5 billion gain on the consolidation of SIRIUS XM on January 18, 2013, which was not subject to tax, and the gain recognized on a non-taxable exchange of one of our consolidated subsidiaries on October 4, 2013, in exchange for Liberty shares. • • Net earnings. We had net earnings of $248 million, $395 million and $8,991 million for the years ended December 31, 2015, 2014 and 2013, respectively. The change in net earnings was the result of the above-described fluctuations in our revenue, expenses and other gains and losses. Liquidity and Capital Resources As of December 31, 2015, substantially all of our cash and cash equivalents are invested in U.S. Treasury securities, other government securities or government guaranteed funds, AAA rated money market funds and other highly rated financial and corporate debt instruments. F-12

The following are potential sources of liquidity: available cash balances, cash generated by the operating activities of our privately-owned subsidiaries (to the extent such cash exceeds the working capital needs of the subsidiaries and is not otherwise restricted), proceeds from net asset sales, monetization of our public investment portfolio, debt and equity issuances, available borrowing capacity under margin loans, and dividend and interest receipts. Liberty currently does not have a debt rating subsequent to the Split-Off and the Starz Spin-Off. As of December 31, 2015, Liberty's liquidity position consisted of the following: Unencumbered Fair Value Option AFS Securities Cash and Cash Equivalents amounts in millions 89 112 Corporate and other ..................................... SIRIUS XM............................................ $ $ 420 — To the extent the Company recognizes any taxable gains from the sale of assets we may incur tax expense and be required to make tax payments, thereby reducing any cash proceeds. Additionally, the Company has a controlling interest in SIRIUS XM which has significant cash flows provided by operating activities, although due to SIRIUS XM being a separate public company and the significant noncontrolling interest, we do not have ready access to its cash. The cash provided (used) by our continuing operations for the prior three years is as follows: Years ended December 31, 2015 2014 2013 Cash Flow Information SIRIUS XM cash provided (used) by operating activities . . . . . . . . . . . Liberty cash provided (used) by operating activities . .............. Net cash provided (used) by operating activities . . . .............. SIRIUS XM cash provided (used) by investing activities . . . . . . . . . . . Liberty cash provided (used) by investing activities . . .............. Net cash provided (used) by investing activities. . . . .............. SIRIUS XM cash provided (used) by financing activities . . . . . . . . . . . Liberty cash provided (used) by financing activities . .............. Net cash provided (used) by financing activities . . . .............. amounts in millions $ 1,244 (31) 1,253 (128) 1,103 133 $ 1,213 1,125 1,236 $ (139) (147) (96) (315) (701) (2,063) $ (286) (411) (2,764) $ (1,141) (266) (1,144) 23 (788) 1,601 $ (1,407) (1,121) 813 Liberty's primary uses of cash during the year ended December 31, 2015 (excluding SIRIUS XM’s uses of cash) were the repurchase of approximately $350 million of shares of Liberty Series A and Series C common stock and $322 million for the acquisition of 15.9 million shares of Live Nation common stock through the settlement of financial instruments which were funded through the use of cash on hand (including amounts from the Broadband Spin-Off) and proceeds from the sale of shares of Viacom, Inc. and other investments during the period. SIRIUS XM's primary uses of cash were the repurchase of outstanding SIRIUS XM common stock and the repayment of their outstanding credit facility. The SIRIUS XM uses of cash were funded by cash provided by operating activities, the issuance of additional senior notes, borrowings under SIRIUS XM’s credit facility and cash on hand. The projected uses of Liberty cash (excluding SIRIUS XM’s uses of cash) are primarily the investment in new or existing businesses, debt service, including further repayment of the margin loans, capital expenditures (including the new Braves Holdings baseball facility, as discussed below) and the potential buyback of common stock under the approved share buyback program. Liberty expects to fund its projected uses of cash with cash on hand, cash from operations and borrowing capacity under margin loans and outstanding credit facilities. We may be required to make net payments of income tax liabilities to settle items under discussion with tax authorities. SIRIUS XM's uses of cash are expected to be the payment of debt service costs on outstanding debt, capital expenditures, the repurchases of its common stock in accordance with its approved share buyback program and strategic opportunities. Liberty expects SIRIUS XM to fund its projected uses of cash with cash on hand, cash provided by operations and borrowings under the existing credit facility. F-13

In 2014, Braves Holdings, through a wholly-owned subsidiary, purchased 82 acres of land for the purpose of constructing a Major League Baseball facility and developing a mixed-use complex adjacent to the facility. The new facility is expected to cost approximately $672 million. Funding for the ballpark will be shared among Braves Holdings, Cobb County, the Cumberland Improvement District (the “CID”) and Cobb-Marietta Coliseum and Exhibit Hall Authority (the “Authority”). The Authority, the CID and Cobb County are responsible for funding $392 million of ballpark related construction, and Braves Holdings will be responsible for remainder of cost, including cost overruns. Braves Holdings agreed to advance funds to cover project related costs to maintain a 2017 opening date. The Authority issued $368 million in bonds that closed and funded in the second half of 2015, at which time Braves Holdings received reimbursement of the advances that had been made through that date. At the completion of construction, Braves Holdings will have exclusive operating rights to the facility via a Stadium Operating Agreement with the Authority and Cobb County. We believe that the available sources of liquidity are sufficient to cover our projected future uses of cash. Off-Balance Sheet Arrangements and Aggregate Contractual Obligations SIRIUS XM has entered into various programming agreements. Under the terms of these agreements, SIRIUS XM's obligations include fixed payments, advertising commitments and revenue sharing arrangements. SIRIUS XM's future revenue sharing costs are dependent upon many factors and are difficult to estimate; therefore, they are not included in the schedule of contractual obligations below. The Atlanta Braves have entered into long-term employment contracts with certain of their players and coaches whereby such individuals' compensation is guaranteed. Amounts due under guaranteed contracts as of December 31, 2015 aggregated $273 million. See the table below for more detail. In addition to the foregoing amounts, certain players and coaches may earn incentive compensation under the terms of their employment contracts. Information concerning the amount and timing of required payments, both accrued and off-balance sheet, under our contractual obligations, excluding uncertain tax positions as it is indeterminable when payments will be made, is summarized below. Payments due by period Total Less than 1 year 2 - 3 years 4 - 5 years After 5 years amounts in millions Consolidated contractual obligations Long-term debt (1) .............. Interest payments (2) ............ Programming fees (3) ............ Operating lease obligations ....... Employment agreements ......... Other obligations (4)............. Total consolidated ............. $ 6,938 2,335 1,327 583 273 1,175 256 326 247 48 77 777 51 626 430 99 103 307 1,599 605 351 85 71 42 5,032 778 299 351 22 49 $ 12,631 1,731 1,616 2,753 6,531 (1) Amounts are stated at the face amount at maturity of our debt instruments and may differ from the amounts stated in our consolidated balance sheet to the extent debt instruments (i) were issued at a discount or premium or (ii) have elements which are reported at fair value in our consolidated balance sheet. Amounts include capital lease obligations. Amounts do not assume additional borrowings or refinancings of existing debt. (2) Amounts (i) are based on our outstanding debt at December 31, 2015, (ii) assume the interest rates on our variable rate debt remain constant at the December 31, 2015 rates and (iii) assume that our existing debt is repaid at maturity. (3) SIRIUS XM has entered into various programming agreements under which SIRIUS XM's obligations include fixed payments, advertising commitments and revenue sharing arrangements. Future revenue sharing costs are dependent upon many factors and are difficult to estimate; therefore, they are not included in the table above. F-14

(4) Includes amounts due related to the new Braves Holdings baseball stadium and SIRIUS XM satellite and transmission, marketing and distribution, satellite incentive payments, and other contractual commitments. SIRIUS XM satellite and transmission commitments are attributable to agreements with third parties to operate and maintain the off-site satellite telemetry, tracking and control facilities and certain components of its terrestrial repeater networks. SIRIUS XM marketing and distribution commitments primarily relate to payments to sponsors, retailers, automakers and radio manufacturers pursuant to marketing, sponsorship and distribution agreements to promote the SIRIUS XM brand. Boeing Satellite Systems International, Inc. and Space Systems/Loral, the manufacturers of SIRIUS XM's in-orbit satellites, may be entitled to future in-orbit satellite incentive performance payments based on the expected operating performance of the satellites meeting their fifteen-year design life. Boeing may also be entitled to an additional $10 million if the XM-4 satellite continues to operate above baseline specifications during the five years beyond the satellite’s fifteen-year design life. Additionally, SIRIUS XM has entered into various agreements with third parties for general operating purposes. Critical Accounting Estimates The preparation of our financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Listed below are the accounting estimates that we believe are critical to our financial statements due to the degree of uncertainty regarding the estimates or assumptions involved and the magnitude of the asset, liability, revenue or expense being reported. All of these accounting estimates and assumptions, as well as the resulting impact to our financial statements, have been discussed with our audit committee. Non-Financial Instruments. Our non-financial instrument valuations are primarily comprised of our determination of the estimated fair value allocation of net tangible and identifiable intangible assets acquired in business combinations, our annual assessment of the recoverability of our goodwill and other nonamortizable intangibles, such as trademarks, and our evaluation of the recoverability of our other long-lived assets upon certain triggering events. If the carrying value of our long-lived assets exceeds their estimated fair value, we are required to write the carrying value down to fair value. Any such writedown is included in impairment of long-lived assets in our consolidated statement of operations. A high degree of judgment is required to estimate the fair value of our long-lived assets. We may use quoted market prices, prices for similar assets, present value techniques and other valuation techniques to prepare these estimates. We may need to make estimates of future cash flows and discount rates as well as other assumptions in order to implement these valuation techniques. Due to the high degree of judgment involved in our estimation techniques, any value ultimately derived from our long-lived assets may differ from our estimate of fair value. As each of our operating segments has long-lived assets, this critical accounting policy affects the financial position and results of operations of each segment. As of December 31, 2015, the intangible assets not subject to amortization for each of our significant reporting units were as follows (amounts in millions): Goodwill FCC Licenses Other Total SIRIUS XM..................... Other ........................... Consolidated ..................... $ 14,165 180 8,600 — 930 143 23,695 323 $ 14,345 8,600 1,073 24,018 We perform our annual assessment of the recoverability of our goodwill and other nonamortizable intangible assets in the fourth quarter each year. The Company utilizes a qualitative assessment for determining whether step one of the goodwill impairment analysis is necessary. The accounting guidance permits entities to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. In evaluating goodwill on a qualitative basis, the Company reviews the business performance of each reporting unit and evaluates other relevant factors as identified in the relevant accounting guidance to determine whether it is more likely than not that an indicated impairment exists for any of our reporting units. The Company considers whether there are any negative macroeconomic conditions, industry specific conditions, market changes, increased competition, increased costs in doing business, management challenges, the legal environments and how these factors might impact company specific performance in F-15 future periods. As part of the analysis, the Company also considers fair value determinations for certain reporting units that have been made at various points throughout the current and prior year for other purposes. Carrying Value of Investments. We periodically evaluate our investments to determine if decreases in fair value below our cost bases are other than temporary. If a decline in fair value is determined to be other than temporary, we are required to reflect such decline in our consolidated statement of operations. Other than temporary declines in fair value of our cost investments are recognized on a separate line in our consolidated statement of operations, and other than temporary declines in fair value of our equity method investments are included in share of earnings (losses) of affiliates in our consolidated statement of operations. The primary factors we consider in our determination of whether declines in fair value are other than temporary are the length of time that the fair value of the investment is below our carrying value; the severity of the decline; and the financial condition, operating performance and near term prospects of the investee. In addition, we consider the reason for the decline in fair value, be it general market conditions, industry specific or investee specific; analysts' ratings and estimates of 12 month share price targets for the investee; changes in stock price or valuation subsequent to the balance sheet date; and our intent and ability to hold the investment for a period of time sufficient to allow for a recovery in fair value. Fair value of our publicly traded cost and equity investments is based on the market prices of the investments at the balance sheet date. We estimate the fair value of our non-public cost and equity investments using a variety of methodologies, including cash flow multiples, discounted cash flow, per subscriber values, or values of comparable public or private businesses. Impairments are calculated as the difference between our carrying value and our estimate of fair value. As our assessment of the fair value of our investments and any resulting impairment losses and the timing of when to recognize such charges requires a high degree of judgment and includes significant estimates and assumptions, actual results could differ materially from our estimates and assumptions. Our evaluation of the fair value of our investments and any resulting impairment charges are made as of the most recent balance sheet date. Changes in fair value subsequent to the balance sheet date due to the factors described above are possible. Subsequent decreases in fair value will be recognized in our consolidated statement of operations in the period in which they occur to the extent such decreases are deemed to be other than temporary. Subsequent increases in fair value will be recognized in our consolidated statement of operations only upon our ultimate disposition of the investment. Useful Life of Broadcast/Transmission System. SIRIUS XM's satellite system includes the costs of satellite construction, launch vehicles, launch insurance, capitalized interest, spare satellites, terrestrial repeater network and satellite uplink facilities. SIRIUS XM monitors its satellites for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset is not recoverable. SIRIUS XM operates five in-orbit Sirius satellites, FM-1, FM-2, FM-3, FM-5 and FM-6. The FM-1, FM-2 and FM-3 satellites were launched in 2000 and reached the end of their depreciable lives in 2013 and 2015, but are still in operation. SIRIUS XM estimates that its FM-5 satellite, launched in 2009, will operate effectively through the end of its depreciable life in 2024. SIRIUS XM’s FM-6 satellite that was launched in 2013 is currently used as an in-orbit spare that is planned to start full-time operation in 2016 and is expected to operate effectively through the end of its depreciable life in 2028. SIRIUS XM operates three in-orbit XM satellites, XM-3, XM-4 and XM-5. SIRIUS XM estimates that its XM-3 and XM-4 satellites launched in 2005 and 2006, respectively, will reach the end of their depreciable lives in 2020 and 2021, respectively. The XM-5 satellite that was launched in 2010, is used as an in-orbit spare and is expected to reach the end of its depreciable life in 2025. SIRIUS XM’s satellites have been designed to last fifteen-years. SIRIUS XM's in-orbit satellites may experience component failures which could adversely affect their useful life. SIRIUS XM monitors the operating condition of its in-orbit satellites. If events or circumstances indicate that the depreciable lives of its in-orbit satellites have changed, the depreciable life will be modified accordingly. If SIRIUS XM were to revise its estimates, depreciation expense would change. For example, a 10% decrease in the expected depreciable lives of satellites and spacecraft control facilities during 2015 would have resulted in approximately $28 million of additional depreciation expense. F-16

Income Taxes. We are required to estimate the amount of tax payable or refundable for the current year and the deferred income tax liabilities and assets for the future tax consequences of events that have been reflected in our financial statements or tax returns for each taxing jurisdiction in which we operate. This process requires our management to make judgments regarding the timing and probability of the ultimate tax impact of the various agreements and transactions that we enter into. Based on these judgments we may record tax reserves or adjustments to valuation allowances on deferred tax assets to reflect the expected realizability of future tax benefits. Actual income taxes could vary from these estimates due to future changes in income tax law, significant changes in the jurisdictions in which we operate, our inability to generate sufficient future taxable income or unpredicted results from the final determination of each year's liability by taxing authorities. These changes could have a significant impact on our financial position. Results of Operations - Businesses Sirius XM Holdings Inc. SIRIUS XM transmits its music, sports, entertainment, comedy, talk, news, traffic and weather channels, as well as infotainment services, in the United States on a subscription fee basis through its two proprietary satellite radio systems. Subscribers can also receive music and other channels, plus features such as Sirius XM On Demand and MySXM, over SIRIUS XM’s Internet radio service, including through applications for mobile devices. SIRIUS XM also provides connected vehicle services which are designed to enhance the safety, security and driving experience for vehicle operators while providing marketing and operational benefits to automakers and their dealers. Subscribers to SIRIUS XM’s connected vehicle services are not included in SIRIUS XM’s subscriber count or subscriber-based operating metrics. SIRIUS XM has agreements with every major automaker ("OEMs") to offer satellite radios in their vehicles from which it acquires the majority of its subscribers. SIRIUS XM also acquires subscribers through marketing to owners and lessees of previously owned vehicles that include factory-installed satellite radios that are not currently subscribing to SIRIUS XM’s services. Additionally, SIRIUS XM distributes its radios through retail locations nationwide and through its website. Satellite radio services are also offered to customers of certain daily rental car companies. SIRIUS XM's primary source of revenue is subscription fees, with most of its customers subscribing on an annual, semi-annual, quarterly or monthly basis. SIRIUS XM offers discounts for prepaid, longer term subscription plans, as well as multiple subscription discounts. SIRIUS XM also derives revenue from activation and other fees, the sale of advertising on select non-music channels, the direct sale of satellite radios, accessories, and other ancillary services, such as weather, data and traffic services. SIRIUS XM is a separate publicly traded company and additional information about SIRIUS XM can be obtained through its website and its public filings. As of December 31, 2015, SIRIUS XM had approximately 29.6 million subscribers of which 24.3 million were self-pay subscribers and 5.3 million were paid promotional subscribers. These subscriber totals include subscribers under regular pricing plans; discounted pricing plans; subscribers that have prepaid, including payments either made or due from automakers for subscriptions included in the sale or lease price of a vehicle; subscribers to SIRIUS XM Internet services who do not also have satellite radio subscriptions; and certain subscribers to SIRIUS XM's other ancillary services. We acquired a controlling interest in SIRIUS XM on January 18, 2013 and applied purchase accounting and consolidated the results of SIRIUS XM from that date. See additional discussion about the application of purchase accounting in note 3 to the accompanying consolidated financial statements. Previous to the acquisition of our controlling interest we maintained an investment in SIRIUS XM accounted for using the equity method. For comparison purposes we are presenting the stand alone results of SIRIUS XM prior to any purchase accounting adjustments in the current year for a discussion of the operations of SIRIUS XM. For the years ended December 31, 2015, 2014 and 2013, see the reconciliation of the results reported by SIRIUS XM to the results reported by Liberty included below. Additionally, as of December 31, 2015, there is an approximate 39% noncontrolling interest in SIRIUS XM, and the net earnings of SIRIUS XM attributable to such noncontrolling interest is eliminated through the noncontrolling interest line item in the consolidated statement of operations. F-17

SIRIUS XM's stand alone operating results were as follows: Years ended December 31, 2015 2014 2013 amounts in millions Subscriber revenue ....................................................... Other revenue............................................................ Total revenue ........................................................... Operating expenses (excluding stock-based compensation included below): Cost of subscriber services Revenue share and royalties (excluding legal settlement) . ..................... Programming and content ............................................... Customer service and billing . . . .......................................... Other ................................................................ Subscriber acquisition costs ................................................ Other operating expenses .................................................. Selling, general and administrative expenses .................................. Adjusted OIBDA ....................................................... Legal settlement. . . . . . .................................................... Stock-based compensation ................................................. Depreciation and amortization .............................................. Operating income ....................................................... $ 3,825 745 3,554 627 3,285 514 4,570 4,181 3,799 (927) (284) (375) (132) (533) (55) (621) (810) (288) (368) (126) (493) (54) (578) (678) (281) (319) (102) (496) (51) (505) 1,643 (108) (84) (272) 1,464 — (78) (266) 1,367 — (69) (253) $ 1,179 1,120 1,045 Subscriber revenue includes subscription, activation and other fees. Subscriber revenue increased 8% for each of the years ended December 31, 2015 and 2014 as compared to the corresponding prior year periods. The current year increase was primarily attributable to an increase in the daily weighted average number of subscribers and increases in certain of SIRIUS XM’s self-pay subscription rates, partially offset by subscription discounts and limited channel plans offered through customer acquisition and retention programs. The prior year increase was primarily attributable to a 6% increase in the daily weighted average number of subscribers, the inclusion of a full year of subscription revenue generated by SIRIUS XM’s connected vehicle business and the increase in certain subscription rates beginning in January 2014. These increases were partially offset by subscription discounts and limited channel plans offered through customer acquisition and retention programs, a change in an agreement with an automaker and a rental car company and an increasing number of lifetime subscription plans that have reached full revenue recognition. Other revenue includes advertising revenue, equipment revenue, royalty revenue and other ancillary revenue. For the years ended December 31, 2015 and 2014, other revenue increased 19% and 22%, respectively, as compared to the corresponding prior year periods. The most significant change in other revenue during the current year was an increase in revenue from the U.S. Music Royalty Fee due to an increase in the rate along with an increase in number of subscribers. Furthermore, advertising revenue increased due to a greater number of advertising spots sold and broadcast along with increased rates charged per spot. Additionally, revenue generated from SIRIUS XM Canada and SIRIUS XM’s connected vehicle business increased during the current period. Equipment revenue increased due to royalties from higher OEM production and sales to distributors, partially offset by lower direct to consumer sales. The most significant change in other revenue during the prior year was the result of an increase in the rate charged to SIRIUS XM and passed through to subscribers for the U.S. Music Royalty Fee, compounded by an increase in the number of subscribers. Cost of subscriber services includes revenue share and royalties, programming and content costs, customer service and billing expenses and other ancillary costs associated with providing the satellite radio service. • Revenue Share and Royalties includes distribution and content provider revenue share, royalties for transmitting content and web streaming, and advertising revenue share. Revenue share and royalties increased 14% and 19% during 2015 and 2014, respectively, as compared to the prior year periods. The current year increase was primarily due to greater revenue subject to royalty and revenue sharing agreements and an increase in the statutory royalty rate for the performance of sound recordings. F-18

Additionally, during 2015, SIRIUS XM began recognizing pre-1972 sound recording royalty expenses in connection with the Capitol Records lawsuit settlement. Revenue share and royalties expense in the table above includes $19 million attributable to the recognition of pre-1972 sound recording royalty expenses during 2015. The increase in the prior year was primarily attributable to greater revenue subject to royalty and/or revenue sharing arrangements, and an increase in the statutory royalty rate for the performance of sound recordings. Programming and Content includes costs to acquire, create, promote and produce content. Programming and content costs decreased 1% and increased 2% during 2015 and 2014, respectively, as compared to the corresponding prior years. The current year decrease was primarily due to the termination of certain agreements, partially offset by the addition of new programming arrangements and personnel-related costs. The prior year increase was primarily due to higher personnel costs and the early termination of certain programming agreements, partially offset by the renewal of certain licensing agreements at more cost effective terms. Customer Service and Billing includes costs associated with the operation and management of SIRIUS XM’s internal and third party customer service centers, and SIRIUS XM’s subscriber management systems as well as billing and collection costs, transaction fees and bad debt expense. Customer service and billing expense increased 2% and 15% during 2015 and 2014, respectively, as compared to the corresponding prior years. The current year increase was primarily due to a higher subscriber base driving increased transaction fees, bad debt expense and personnel related costs, partially offset by efficiencies achieved from management’s strategic initiatives implemented at SIRIUS XM’s call centers operated by its vendors. The prior year increase was primarily due to the inclusion of a full year of costs associated with SIRIUS XM’s connected vehicle services business, higher subscriber volume driving increased subscriber contacts and increased bad debt expense. Other includes costs associated with the operation and maintenance of SIRIUS XM’s terrestrial repeater networks; satellites; satellite telemetry, tracking and control systems; satellite uplink facilities; studios; and delivery of SIRIUS XM’s Internet streaming service as well as costs from the sale of satellite radios, components and accessories and provisions for inventory allowance attributable to products purchased for resale in SIRIUS XM’s direct to consumer distribution channels. Other costs of subscriber services increased 5% and 24% during 2015 and 2014, respectively, as compared to the corresponding prior years. The current year increase was primarily due to the loss on disposal of certain obsolete terrestrial repeaters and related parts, higher costs associated with SIRIUS XM’s Internet streaming operations and higher sales to distributors, partially offset by lower satellite insurance costs and lower direct to consumer sales. The prior year increase was primarily due to increased personnel costs, costs associated with SIRIUS XM’s Internet streaming operations, satellite insurance expense and terrestrial repeater network costs as well as costs associated with higher sales to distributors, partially offset by lower costs per unit on direct to consumer sales. • • • Subscriber acquisition costs include hardware subsidies paid to radio manufacturers, distributors and automakers; subsidies paid for chip sets and certain other components used in manufacturing radios; device royalties for certain radios and chip sets; commissions paid to automakers and retailers; product warranty obligations; freight; and provisions for inventory allowances attributable to inventory consumed in OEM and retail distribution channels. The majority of subscriber acquisition costs are incurred and expensed in advance of, or concurrent with, acquiring a subscriber. For the years ended December 31, 2015 and 2014 subscriber acquisition costs increased 8% and decreased less than 1%, respectively, as compared to the corresponding periods in the prior year. Increased costs in the current year related to a larger number of satellite radio installations in new vehicles, partially offset by improved OEM and chipset subsidy rates per vehicle. The decrease in the prior year was primarily due to improved OEM subsidy rates per vehicle and a change in a contract with an automaker which decreased subscriber acquisition costs. The decrease was partially offset by increased subsidy costs related to a larger number of satellite radio installations in new vehicles. Other operating expense includes engineering, design and development costs. For the years ended December 31, 2015 and 2014, other operating expense increased 2% and 6%, respectively. The increase in the current year was primarily driven by additional costs associated with streaming development, partially offset by lower personnel costs. The increase F-19 in the prior year was driven primarily by the inclusion of a full year of costs associated with SIRIUS XM’s connected vehicle services business and higher personnel costs. Selling, general and administrative expense includes costs of advertising, media and production, including promotional events and sponsorship, finance, legal, human resources and information technology. For the years ended December 31, 2015 and 2014, selling, general and administrative expense increased 7% and 14%, respectively, as compared to the corresponding prior year periods. The increase in the current year is primarily due to additional subscriber communications and retention programs associated with a greater number of subscribers and promotional trials, higher personnel costs and reserves for consumer legal settlements and facilities costs, partially offset by insurance recoveries, lower litigation costs as well as lower legal fees and costs due to certain non-recurring transactions during the same period in the prior year. The prior year increase was primarily due to additional subscriber communications and retention programs associated with a greater number of subscribers and promotional trials and higher information technology costs. F-20

The following tables reconcile the results reported by SIRIUS XM, used for comparison purposes above to understand their operations, to the results reported by Liberty for the years ended December 31, 2015, 2014 and 2013: Year ended December 31, 2015 As reported by SIRIUS XM Purchase Accounting Adjustments (18) — As reported by Liberty Subscriber revenue .................................................... $ 3,825 745 3,807 745 Other revenue......................................................... Total revenue....................................................... Operating expenses (excluding stock-based compensation included below): Cost of subscriber services ............................................. Subscriber acquisition costs ............................................ Other operating expenses .............................................. Selling, general and administrative expenses .............................. Adjusted OIBDA ................................................... Legal settlement. . . . . . ................................................. Stock-based compensation .............................................. Depreciation and amortization ........................................... 4,570 (18) 4,552 (1,718) (533) (55) (621) 35 — — — (1,683) (533) (55) (621) 1,643 (108) (84) (272) 17 — (73) (50) 1,660 (108) (157) (322) Operating income ................................................... $ 1,179 (106) 1,073 Year ended December 31, 2014 As reported by SIRIUS XM Purchase Accounting Adjustments (40) — As reported by Liberty Subscriber revenue .................................................... $ 3,554 627 3,514 627 Other revenue......................................................... Total revenue....................................................... Operating expenses (excluding stock-based compensation included below): Cost of subscriber services ............................................. Subscriber acquisition costs ............................................ Other operating expenses .............................................. Selling, general and administrative expenses .............................. Adjusted OIBDA ................................................... Stock-based compensation .............................................. Depreciation and amortization ........................................... 4,181 (40) 4,141 (1,592) (493) (54) (578) 42 — — — (1,550) (493) (54) (578) 1,464 (78) (266) 2 (70) (48) 1,466 (148) (314) Operating income ................................................... $ 1,120 (116) 1,004 F-21

 Year ended December 31, 2013 Elimination for Equity Method Accounting (17 days) As reported by SIRIUS XM Purchase Accounting Adjustments (8) — As reported by Liberty Subscriber revenue ............................................ $ 3,285 514 (146) (20) 3,131 494 Other revenue................................................. Total revenue............................................... Operating expenses (excluding stock-based compensation included below): Cost of subscriber services ..................................... Subscriber acquisition costs .................................... Other operating expenses ...................................... Selling, general and administrative expenses ...................... Adjusted OIBDA ........................................... Stock-based compensation ...................................... Depreciation and amortization ................................... 3,799 (8) (166) 3,625 (1,380) (496) (51) (505) 12 (15) — (6) 60 20 3 22 (1,308) (491) (48) (489) 1,367 (69) (253) (17) (67) (37) (61) 3 12 1,289 (133) (278) Operating income ........................................... $ 1,045 (121) (46) 878 Quantitative and Qualitative Disclosures about Market Risk. We are exposed to market risk in the normal course of business due to our ongoing investing and financial activities and the conduct of operations. Market risk refers to the risk of loss arising from adverse changes in stock prices and interest rates. The risk of loss can be assessed from the perspective of adverse changes in fair values, cash flows and future earnings. We have established policies, procedures and internal processes governing our management of market risks and the use of financial instruments to manage our exposure to such risks. We are exposed to changes in interest rates primarily as a result of our borrowing and investment activities, which include investments in fixed and floating rate debt instruments and borrowings used to maintain liquidity and to fund business operations. The nature and amount of our long-term and short-term debt are expected to vary as a result of future requirements, market conditions and other factors. We manage our exposure to interest rates by maintaining what we believe is an appropriate mix of fixed and variable rate debt. We believe this best protects us from interest rate risk. We have achieved this mix by (i) issuing fixed rate debt that we believe has a low stated interest rate and significant term to maturity, (ii) issuing variable rate debt with appropriate maturities and interest rates and (iii) entering into interest rate swap arrangements when we deem appropriate. As of December 31, 2015, our debt is comprised of the following amounts: Variable rate debt Fixed rate debt Principal amount Weighted avg interest rate Principal amount Weighted avg interest rate dollar amounts in millions SIRIUS XM .......... Corporate and Other. . . . $ $ 340 397 2.4% 2.3% $ $ 5,163 1,038 5.5% 1.4% The Company is exposed to changes in stock prices primarily as a result of our significant holdings in publicly traded securities. We continually monitor changes in stock markets, in general, and changes in the stock prices of our holdings, specifically. We believe that changes in stock prices can be expected to vary as a result of general market conditions, technological changes, specific industry changes and other factors. We periodically use equity collars and other financial instruments to manage market risk associated with certain investment positions. These instruments are recorded at fair value based on option pricing models. F-22

At December 31, 2015, the fair value of our AFS equity securities was $533 million. Had the market price of such securities been 10% lower at December 31, 2015, the aggregate value of such securities would have been $53 million lower. Additionally, our stock in Live Nation (an equity method affiliate) is a publicly traded security which is not reflected at fair value in our balance sheet. This security is also subject to market risk that is not directly reflected in our financial statements. Financial Statements and Supplementary Data. The consolidated financial statements of Liberty Media Corporation are filed under this Item, beginning on Page F-25. The financial statement schedules required by Regulation S-X are filed under Item 15 of this Annual Report on Form 10-K. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure. None. Controls and Procedures. In accordance with Exchange Act Rules 13a-15 and 15d-15, the Company carried out an evaluation, under the supervision and with the participation of management, including its chief executive officer and principal accounting and financial officer (the "Executives"), of the effectiveness of its disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, the Executives concluded that the Company's disclosure controls and procedures were effective as of December 31, 2015 to provide reasonable assurance that information required to be disclosed in its reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. See page F-24 for Management's Report on Internal Control Over Financial Reporting. See page F-25 for Report of Independent Registered Public Accounting Firm for their attestation regarding our internal control over financial reporting. There has been no change in the Company's internal control over financial reporting that occurred during the three months ended December 31, 2015 that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting. Other Information. None. F-23

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING Liberty Media Corporation's (the "Company") management is responsible for establishing and maintaining adequate internal control over the Company's financial reporting, as such term is defined in Rule 13a - 15(f) of the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. The Company's management assessed the effectiveness of internal control over financial reporting as of December 31, 2015, using the criteria in Internal Control-Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation the Company's management believes that, as of December 31, 2015, its internal control over financial reporting is effective. The Company's independent registered public accounting firm audited the consolidated financial statements and related disclosures in the Annual Report on Form 10-K and have issued an audit report on the effectiveness of the Company's internal control over financial reporting. This report appears on page F-25 of this Annual Report on Form 10-K. F-24

Report of Independent Registered Public Accounting Firm The Board of Directors and Stockholders Liberty Media Corporation: We have audited Liberty Media Corporation and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion. A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. In our opinion, Liberty Media Corporation and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Liberty Media Corporation and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive earnings (loss), cash flows, and equity for each of the years in the three-year period ended December 31, 2015, and our report dated February 26, 2016 expressed an unqualified opinion on those consolidated financial statements. /s/ KPMG LLP Denver, Colorado February 26, 2016 F-25

Report of Independent Registered Public Accounting Firm The Board of Directors and Stockholders Liberty Media Corporation: We have audited the accompanying consolidated balance sheets of Liberty Media Corporation and subsidiaries (the Company) as of December 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive earnings (loss), cash flows, and equity for each of the years in the three-year period ended December 31, 2015. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Liberty Media Corporation and subsidiaries as of December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles. As discussed in note 2 to the consolidated financial statements, the Company changed its method of accounting for classification of deferred taxes due to the adoption of FASB ASU 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Liberty Media Corporation and subsidiaries’ internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 26, 2016 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting. /s/ KPMG LLP Denver, Colorado February 26, 2016 F-26

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES Consolidated Balance Sheets December 31, 2015 and 2014 2015 2014 amounts in millions Assets Current assets: Cash and cash equivalents ........................................................ Trade and other receivables, net. . .................................................. Short term marketable securities (note 5) . . . . . . . . . . . . . . . . . . . ......................... Other current assets.............................................................. Total current assets ............................................................. Investments in available-for-sale securities and other cost investments (note 6) .............. Investments in affiliates, accounted for using the equity method (note 7) . . . . . .............. $ 201 247 15 228 681 235 199 270 691 1,385 533 1,115 816 851 Property and equipment, at cost ..................................................... Accumulated depreciation ......................................................... 2,587 (708) 2,215 (501) 1,879 1,714 Intangible assets not subject to amortization (note 8) Goodwill . . . . . . . . . . . ........................................................... FCC licenses ................................................................... Other ......................................................................... 14,345 8,600 1,073 14,345 8,600 1,073 24,018 24,018 Intangible assets subject to amortization, net (note 8) ................................... Other assets ..................................................................... Total assets ................................................................... 1,097 465 1,166 319 $ 29,798 30,269 (continued) See accompanying notes to consolidated financial statements. F-27

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES Consolidated Balance Sheets (Continued) December 31, 2015 and 2014 2015 2014 amounts in millions Liabilities and Equity Current liabilities: Accounts payable and accrued liabilities . . . . . . . . . . . . . . . . . . . ..................... Current portion of debt (note 9) ................................................ Deferred revenue............................................................. Other current liabilities ........................................................ Total current liabilities ....................................................... Long-term debt, including $995 million and $990 million measured at fair value, respectively (note 9) ........................................................ Deferred income tax liabilities (note 10) . . . . . . . . . . . . . . . . . . . . . ...................... Other liabilities . . . . . . ......................................................... Total liabilities . . . ......................................................... Stockholders' equity (notes 11,13 and 15): Preferred stock, $.01 par value. Authorized 50,000,000 shares; no shares issued ......... Series A common stock, $.01 par value. Authorized 2,000,000,000 shares; issued and outstanding 102,193,688 and 104,505,449 shares at December 31, 2015 and 2014, respectively................................................................ Series B common stock, $.01 par value. Authorized 75,000,000 shares; issued and outstanding 9,870,966 and 9,873,972 shares at December 31, 2015 and 2014, respectively................................................................ Series C common stock, $.01 par value. Authorized 2,000,000,000 shares; issued and outstanding 222,482,377 and 228,781,948 shares at December 31, 2015 and 2014, respectively. ............................................................... Additional paid-in capital ...................................................... Accumulated other comprehensive earnings (loss), net of taxes ....................... Retained earnings ............................................................ Total stockholders' equity .................................................... Noncontrolling interests in equity of subsidiaries .................................... Total equity ................................................................ Commitments and contingencies (note 16) Total liabilities and equity . . . . . ............................................... $ 758 255 1,797 3 712 257 1,641 40 2,813 2,650 6,626 1,667 561 5,588 1,507 348 11,667 10,093 — — 1 1 — — 2 — (51) 10,981 2 — (21) 11,416 10,933 7,198 11,398 8,778 18,131 20,176 $ 29,798 30,269 See accompanying notes to consolidated financial statements. F-28

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES Consolidated Statements Of Operations Years ended December 31, 2015, 2014 and 2013 2015 2014 2013 amounts in millions, except per share amounts Revenue: Subscriber revenue .......................................................... Other revenue .............................................................. Total revenue ................................................................ Operating costs and expenses, including stock-based compensation (note 2): Cost of subscriber services (exclusive of depreciation shown separately below): Revenue and share royalties . . . .............................................. Programming and content ................................................... Customer service and billing . . . .............................................. Other .................................................................... Subscriber acquisition costs ................................................... Other operating expenses ..................................................... Selling, general and administrative ............................................. Depreciation and amortization ................................................. $ 3,807 988 3,514 936 3,131 871 4,795 4,450 4,002 1,035 267 380 141 533 262 861 362 810 262 373 135 493 304 873 359 679 243 308 104 491 284 764 315 3,841 3,609 3,188 Operating income (loss) .................................................. Other income (expense): Interest expense ........................................................... Dividend and interest income ................................................ Share of earnings (losses) of affiliates, net (note 7) . . . . . . ......................... Realized and unrealized gains (losses) on financial instruments, net (note 5) .......... Gains (losses) on transactions, net (note 3) ..................................... Other, net................................................................. 954 841 814 (328) 17 (40) (140) (4) (1) (255) 27 (113) 38 — (77) (132) 48 (32) 295 7,978 (115) (496) (380) 8,042 Earnings (loss) from continuing operations before income taxes ...................... Income tax (expense) benefit (note 10) .......................................... Net earnings (loss) ............................................................ Less net earnings (loss) attributable to the noncontrolling interests ................... Net earnings (loss) attributable to Liberty stockholders .............................. 458 (210) 461 (66) 8,856 135 248 184 395 217 8,991 211 $ 64 178 8,780 Basic net earnings (loss) attributable to Liberty stockholders per common share (note 2) . . Diluted net earnings (loss) attributable to Liberty stockholders per common share (note 2). $ $ 0.19 0.19 0.52 0.52 24.73 24.46 See accompanying notes to consolidated financial statements. F-29

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES Consolidated Statements Of Comprehensive Earnings (Loss) Years ended December 31, 2015, 2014 and 2013 2015 2014 2013 amounts in millions Net earnings (loss) ......................................................... Other comprehensive earnings (loss), net of taxes: Unrealized holding gains (losses) arising during the period ...................... Foreign currency translation adjustments ..................................... Recognition of previously unrealized (gains) losses on available-for-sale securities, net..................................................................... Share of other comprehensive earnings (loss) of equity affiliates . . . . . . . . . . . ....... Other comprehensive earnings (loss) ....................................... Comprehensive earnings (loss)............................................... Less comprehensive earnings (loss) attributable to the noncontrolling interests ....... Comprehensive earnings (loss) attributable to Liberty stockholders ................. $ 248 395 8,991 — (42) (8) — 10 — — (7) — (9) (25) 4 (49) (17) (11) 199 165 378 217 8,980 211 $ 34 161 8,769 See accompanying notes to consolidated financial statements. F-30

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES Consolidated Statements Of Cash Flows Years ended December 31, 2015, 2014 and 2013 2015 2014 2013 amounts in millions (see note 4) Cash flows from operating activities: Net earnings (loss) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Adjustments to reconcile net earnings to net cash provided by operating activities: Depreciation and amortization . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Stock-based compensation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Cash payments for stock-based compensation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Excess tax benefit from stock-based compensation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Share of (earnings) loss of affiliates, net . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Realized and unrealized (gains) losses on financial instruments, net . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Noncash interest expense . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Losses (gains) on transactions, net . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Losses (gains) on dilution of investment in affiliate . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Losses (gains) on early extinguishment of debt . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Deferred income tax expense (benefit) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Other charges (credits), net . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Changes in operating assets and liabilities Current and other assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Payables and other liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Net cash provided (used) by operating activities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Cash flows from investing activities: Cash (paid) for acquisitions, net of cash acquired . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Cash proceeds from dispositions of investments . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Proceeds (payments) from settlement of financial instruments, net . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Investments in and loans to cost and equity investees . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Repayment of loans and other cash receipts from cost and equity investees . . . . . . . . . . . . . . . . . . . . . . . . . Capital expended for property and equipment . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Purchases of short term investments and other marketable securities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Sales of short term investments and other marketable securities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Other investing activities, net . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Net cash provided (used) by investing activities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Cash flows from financing activities: Borrowings of debt. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Repayments of debt . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Repurchases of Liberty common stock . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Cash provided by the Broadband Spin-Off . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Cash included in exchange transaction . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Shares repurchased by subsidiary . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Proceeds (payments) from issuances and settlements of financial instruments, net . . . . . . . . . . . . . . . . . . . . Issuance of warrants . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Taxes paid in lieu of shares issued for stock-based compensation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Excess tax benefit from stock-based compensation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Other financing activities, net . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Net cash provided (used) by financing activities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Net cash provided (used) by discontinued operations: Cash provided (used) by operating activities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Cash provided (used) by investing activities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Cash provided (used) by financing activities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Change in available cash held by discontinued operations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Net cash provided (used) by discontinued operations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Net increase (decrease) in cash and cash equivalents . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Cash and cash equivalents at beginning of period . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Cash and cash equivalents at end of period . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 248 395 8,991 362 204 — (19) 40 140 6 4 1 — 175 15 359 217 (29) (3) 113 (38) (34) — 78 — 91 17 315 193 (2) (6) 32 (295) (62) (7,978) 93 21 (172) (3) (208) 245 (74) 33 187 (78) 1,213 1,125 1,236 — 175 (322) (19) — (296) (174) 358 (8) (47) 247 (72) (183) 42 (194) (360) 176 (20) (117) 80 (59) (2,585) 81 (207) (178) 229 (8) (286) (411) (2,764) 2,213 (1,196) (350) — — (2,018) 5 — (80) 19 — 2,758 (1,936) — 259 — (2,157) — — (48) 3 — 5,923 (2,779) (140) — (429) (1,602) (299) 170 (51) 6 14 (1,407) (1,121) 813 — — — — — — — — — — 550 650 — — 1,200 (480) 681 (407) 1,088 485 603 $ 201 681 1,088 See accompanying notes to consolidated financial statements. F-31

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES Consolidated Statement Of Equity Years ended December 31, 2015, 2014 and 2013 Stockholders' equity Accumulated other comprehensive earnings Noncontrolling interest in equity of subsidiaries Additional paid-in capital Preferred Stock Retained earnings Total equity Series A Series B Series C amounts in millions Balance at January 1, 2013 . . . . . . . . . . . . . . . . . . . . . . . . . Net earnings . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Other comprehensive loss . . . . . . . . . . . . . . . . . . . . . . . . . Stock-based compensation . . . . . . . . . . . . . . . . . . . . . . . . Minimum withholding taxes on net share settlements of stock-based compensation . . . . . . . . . . . . . . . . . . . . . . . . Liberty Series A stock repurchases . . . . . . . . . . . . . . . . . . Shares repurchased by subsidiary . . . . . . . . . . . . . . . . . . . Shares issued by subsidiary. . . . . . . . . . . . . . . . . . . . . . . . Shares acquired in disposition of subsidiary . . . . . . . . . . . Issuance of warrants . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Non-controlling interest recognized with acquisition of a controlling interest in a subsidiary. . . . . . . . . . . . . . . . . . . Distribution to stockholders for the Starz Spin-Off . . . . . . Balance at December 31, 2013. . . . . . . . . . . . . . . . . . . . . . . Net earnings . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Other comprehensive loss . . . . . . . . . . . . . . . . . . . . . . . . . Stock-based compensation . . . . . . . . . . . . . . . . . . . . . . . . Minimum withholding taxes on net share settlements of stock-based compensation . . . . . . . . . . . . . . . . . . . . . . . . Shares repurchased by subsidiary . . . . . . . . . . . . . . . . . . . Shares issued by subsidiary. . . . . . . . . . . . . . . . . . . . . . . . Shares issued by subsidiary on conversion of bonds . . . . . Distribution to stockholders for the Broadband Spin-Off . . Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Balance at December 31, 2014. . . . . . . . . . . . . . . . . . . . . . . Net earnings . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Other comprehensive loss . . . . . . . . . . . . . . . . . . . . . . . . . Stock-based compensation . . . . . . . . . . . . . . . . . . . . . . . . Minimum withholding taxes on net share settlements of stock-based compensation . . . . . . . . . . . . . . . . . . . . . . . . Liberty Series A and Series C stock repurchases . . . . . . . . Shares repurchased by subsidiary . . . . . . . . . . . . . . . . . . . Shares issued by subsidiary. . . . . . . . . . . . . . . . . . . . . . . . Reclassification (note 1) . . . . . . . . . . . . . . . . . . . . . . . . . . Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Balance at December 31, 2015. . . . . . . . . . . . . . . . . . . . . . . $ — — — — $ 1 — — — $ — — — — $ 2 — — — $ 3,346 — — 140 $ 12 — (11) — $ 3,079 8,780 — — $ (8) 211 — 63 $ 6,432 8,991 (11) 203 — — — — — — — — — — — — — — — — — — — — — — — — (51) (140) (160) (61) (937) 170 — — — — — — — — — — — — — — (1,442) 127 — — (51) (140) (1,602) 66 (937) 170 — — — — — — — — — (92) — 3 — — 10,841 9 10,841 (80) — — — — 1 — — — — — — — 2 — — — 2,215 — — 135 4 — (17) — 11,859 178 — — 9,801 217 — 67 23,882 395 (17) 202 — — — — — — — — — — — — — — — — — — — — — — — — (48) (179) (27) (179) (1,912) (5) — — — — (8) — — — — — (621) — — (2,004) 27 670 — — (48) (2,183) — 491 (2,541) (5) — — — — 1 — — — — — — — 2 — — — — — — 130 (21) — (30) — 11,416 64 — — 8,778 184 (19) 65 20,176 248 (49) 195 — — — — — — — — — — — — — — — — — — — — — — — — (80) (350) (150) (47) 499 (2) — — — — — — — — — — (499) — — — (1,866) 47 — 9 (80) (350) (2,016) — — 7 $ — $ 1 $ — $ 2 $ — $ (51) $ 10,981 $ 7,198 $ 18,131 See accompanying notes to consolidated financial statements. F-32

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES Notes to Consolidated Financial Statements December 31, 2015, 2014 and 2013 (1) Basis of Presentation The accompanying consolidated financial statements of Liberty Media Corporation (formerly named Liberty Spinco, Inc.; see discussion below pertaining to the Starz Spin-Off (defined below)) ("Liberty" or the "Company" unless the context otherwise requires) represent a consolidation of certain media and entertainment related assets and businesses. All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements. Liberty, through its ownership of interests in subsidiaries and other companies, is primarily engaged in the media and entertainment industries primarily in North America. Our significant subsidiaries include Sirius XM Holdings Inc. (“SIRIUS XM”) and Braves Holdings, LLC (“Braves Holdings”). Our significant investment accounted for under the equity method of accounting is Live Nation Entertainment, Inc. ("Live Nation"). In September 2011, Liberty Interactive Corporation ("Liberty Interactive" and formerly named Liberty Media Corporation) completed the split-off of its former wholly-owned subsidiary (then known as Liberty Media Corporation) from its Liberty Interactive tracking stock group (the "Split-Off"). In January 2013, the entity then known as Liberty Media Corporation (now named Starz) spun-off (the “Starz Spin-Off”) its then-former wholly-owned subsidiary, now known as Liberty Media Corporation, which, at the time of the Starz Spin-Off, held all of the businesses, assets and liabilities of Starz not associated with Starz, LLC (with the exception of the Starz, LLC office building). The transaction was effected as a pro-rata dividend of shares of Liberty to the stockholders of Starz. Due to the relative significance of Liberty to Starz (the legal spinnor) and senior management's continued involvement with Liberty following the Starz Spin-Off, Liberty is being treated as the "accounting successor" to Starz for financial reporting purposes, notwithstanding the legal form of the Starz Spin-Off previously described. Therefore, the historical financial statements of the company formerly known as Liberty Media Corporation continue to be the historical financial statements of Liberty, and Starz, LLC has been treated as discontinued operations upon completion of the Starz Spin-Off in the first quarter of 2013. Therefore, for purposes of these consolidated financial statements, Liberty is treated as the spinnor for purposes of discussion and as a practical matter for describing all the historical information contained herein. Also in January 2013, Liberty obtained a controlling interest and began consolidating SIRIUS XM, as further discussed in note 3. During 2014, Liberty’s board approved the issuance of shares of its Series C common stock to holders of its Series A and Series B common stock, effected by means of a dividend. On July 23, 2014, holders of Series A and Series B common stock as of 5:00 p.m., New York City, time on July 7, 2014, the record date for the dividend, received a dividend of two shares of Series C common stock for each share of Series A or Series B common stock held by them as of the record date. The impact of the Series C common issuance has been reflected retroactively in these consolidated financial statements due to the treatment of the dividend as a stock split for accounting purposes. Additionally, in connection with the Series C common stock issuance and the Broadband Spin-Off (defined below), outstanding Series A common stock warrants have been adjusted, as well as the number of shares covered by outstanding cash convertible note hedges and purchased call options (the “Bond Hedge Transaction”). See note 9 for further discussion regarding the warrants and Bond Hedge Transaction. There were 21,085,900 warrants with a strike price of $64.46 outstanding at December 31, 2015. The number of shares covered by the Bond Hedge Transactions was adjusted to 21,085,900 shares of Liberty Series A common stock and the strike price was adjusted to $47.43 per share, which corresponds to the adjusted conversion price of our 1.375% Cash Convertible Senior Notes due 2023. On November 4, 2014, Liberty completed the spin-off to its stockholders common stock of a newly formed company called Liberty Broadband Corporation ("Liberty Broadband") (the “Broadband Spin-Off”). Shares of Liberty Broadband were distributed to the shareholders of Liberty as of a record date of 5:00 p.m., New York City time, on October 29, 2014. Liberty Broadband is comprised of, among other things, (i) Liberty’s former interest in Charter Communications, Inc. (“Charter”), (ii) Liberty’s former subsidiary TruePosition, Inc. (“TruePosition”), (iii) Liberty’s former minority equity F-33

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES Notes to Consolidated Financial Statements (Continued) December 31, 2015, 2014 and 2013 investment in Time Warner Cable, Inc. ("Time Warner Cable"), (iv) certain deferred tax liabilities, as well as liabilities related to Time Warner Cable call options and (v) initial indebtedness, pursuant to margin loans entered into prior to the completion of the Broadband Spin-Off. Prior to the transaction, Liberty Broadband borrowed funds under margin loans and made a final distribution to Liberty of approximately $300 million in cash. The Broadband Spin-Off was intended to be tax-free to stockholders of Liberty. In the Broadband Spin-Off, record holders of Series A, Series B and Series C common stock received one share of the corresponding series of Liberty Broadband common stock for every four shares of common stock held by them as of the record date for the Broadband Spin-Off, with cash paid in lieu of fractional shares. As of the date of the completion of the Broadband Spin-Off, the Company’s former investments in and results of Charter and Time Warner Cable are no longer included in the results of Liberty. Based on the relative significance of TruePosition to Liberty, the Company concluded that discontinued operations presentation of TruePosition is not necessary. However, the table below includes the historical financial information of TruePosition, which is included in the consolidated statements of operations for the years ended December 31, 2014 and 2013, to illustrate the historical impact of the Broadband Spin-Off on Liberty’s financial statements. Years ended December 31, 2014 2013 amounts in millions 57 (6) (8) Revenue ......................................... Earnings (loss) before income taxes ................... Net earnings (loss) attributable to Liberty stockholders . . . $ $ $ 77 1 2 As a result of the Broadband Spin-Off and repurchases of Series A common stock, the Company’s additional paid-in capital balance was in a deficit position as of December 31, 2015. In order to maintain a zero balance in the additional paid-in capital account, we reclassified the amount of the deficit ($499 million) to retained earnings as of December 31, 2015. During August 2014, Liberty Interactive completed the distribution of Liberty TripAdvisor Holdings, Inc. (“Liberty TripAdvisor”) (the “TripAdvisor Spin-Off”). Following the Split-Off, Starz Spin-Off, TripAdvisor Spin-Off and Broadband Spin-Off, Liberty, Liberty Interactive, Starz, Liberty TripAdvisor and Liberty Broadband operate as separate publicly traded companies, none of which has any stock ownership, beneficial or otherwise, in the other. In connection with the Split-Off, Starz Spin-Off, TripAdvisor Spin-Off and Broadband Spin-Off, Liberty entered into certain agreements with Liberty Interactive, Starz, Liberty TripAdvisor and Liberty Broadband, respectively, in order to govern ongoing relationships between the companies and to provide for an orderly transition. These agreements include Reorganization Agreements, Services Agreements, Facilities Sharing Agreements, a Lease Agreement (in the case of the Starz Spin-Off only) and with respect to Starz and Liberty Broadband, Tax Sharing Agreements. The Reorganization, Services and Facilities Sharing Agreements entered into with Liberty Interactive were assigned from Starz to Liberty in connection with the Starz Spin-Off. The Reorganization Agreements provide for, among other things, provisions governing the relationships between Liberty and each of Liberty Interactive, Starz, Liberty TripAdvisor and Liberty Broadband following the Split-Off, Starz Spin-Off, TripAdvisor Spin-Off and Broadband Spin-Off, respectively, including certain cross-indemnities. Pursuant to the Services Agreements, Liberty provides Liberty Interactive, Starz, Liberty TripAdvisor and Liberty Broadband with general and administrative services including legal, tax, accounting, treasury and investor relations support. Liberty Interactive, Starz, Liberty TripAdvisor and Liberty Broadband reimburse Liberty for direct, out-of-pocket expenses incurred by Liberty in providing these services and for Liberty Interactive's and Starz's allocable portion of costs associated with any shared services or personnel based on an estimated percentage of time spent providing services to each respective company. Liberty TripAdvisor and Liberty Broadband reimburse Liberty for shared services and personnel based on a flat fee. Under the Facilities Sharing Agreements, Liberty shares office space and related amenities with Liberty Interactive, F-34

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES Notes to Consolidated Financial Statements (Continued) December 31, 2015, 2014 and 2013 Starz, Liberty TripAdvisor and Liberty Broadband at Liberty's corporate headquarters. Under these various agreements, approximately $17 million, $15 million and $16 million of these allocated expenses were reimbursed to Liberty during the years ended December 31, 2015, 2014 and 2013, respectively. Under the Lease Agreement, Starz leases its corporate headquarters from Liberty. The Lease Agreement with Starz for their corporate headquarters requires a payment of approximately $3 million annually, subject to certain increases based on the Consumer Price Index. The Lease Agreement expires on December 31, 2023 and contains an extension option. The Tax Sharing Agreements provide for the allocation and indemnification of tax liabilities and benefits between Liberty and each of Starz and Liberty Broadband as well as other agreements related to tax matters. Among other things, pursuant to the Tax Sharing Agreements, Liberty has generally agreed to indemnify Starz and Liberty Broadband for taxes and losses resulting from the failure of the Starz Spin-Off and the Broadband Spin-Off, respectively, to qualify for tax-free treatment. However, Starz will be responsible for any such taxes and losses related to the Starz Spin-Off which (i) result primarily from the breach of certain restrictive covenants made by Starz, or (ii) result from Section 355(e) of the Code applying to the Starz Spin-Off as a result of the Starz Spin-Off being part of a plan (or series of related transactions) pursuant to which one or more persons acquire a 50-percent or greater interest (measured by vote or value) in the stock of Starz, and Liberty Broadband will be responsible for any such taxes and losses related to the Broadband Spin-Off which (i) result primarily from the breach of certain restrictive covenants made by Liberty Broadband, or (ii) result from Section 355(e) of the Code applying to the Broadband Spin-Off as a result of the Broadband Spin-Off being part of a plan (or series of related transactions) pursuant to which one or more persons acquire a 50-percent or greater interest (measured by vote or value) in the stock of Liberty Broadband. In February 2014, the IRS and Starz entered into a closing agreement which provided that the Starz Spin-Off qualified for tax-free treatment to Starz and Liberty. In September 2015, Liberty entered into a closing agreement with the IRS which provided that the Broadband Spin-Off qualified for tax-free treatment. As further discussed in note 11, during November 2015, Liberty’s board of directors authorized management to pursue a reclassification of the Company’s common stock into three new tracking stock groups, one to be designated as the Liberty Braves tracking stock, one to be designated as the Liberty Media tracking stock and one to be designated as the Liberty SiriusXM tracking stock, and to cause to be distributed subscription rights related to the Liberty Braves tracking stock following the creation of the new tracking stocks. (2) Summary of Significant Accounting Policies Cash and Cash Equivalents Cash equivalents consist of investments which are readily convertible into cash and have maturities of three months or less at the time of acquisition. Receivables Receivables are reflected net of an allowance for doubtful accounts and sales returns. Such allowance aggregated $6 million and $8 million at December 31, 2015 and 2014, respectively. Activity in the year ended December 31, 2015 included an increase of $47 million of bad debt charged to expense and $49 million of write-offs. Activity in the year ended December 31, 2014 included an increase of $45 million of bad debt charged to expense and $41 million of write-offs. Activity in the year ended December 31, 2013 included an increase of $4 million of bad debt charged to expense and $1 million of write-offs. Investments All marketable equity and debt securities held by the Company are classified as available-for-sale ("AFS") and are carried at fair value generally based on quoted market prices. U.S. generally accepted accounting principles ("GAAP") permit entities to choose to measure many financial instruments, such as AFS securities, and certain other items at fair F-35

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES Notes to Consolidated Financial Statements (Continued) December 31, 2015, 2014 and 2013 value and to recognize the changes in fair value of such instruments in the entity's statement of operations (the "fair value option"). Under other relevant GAAP, entities were required to recognize changes in fair value of AFS securities in the balance sheet in accumulated other comprehensive earnings. Liberty has entered into economic hedges for certain of its non-strategic AFS securities (although such instruments are not accounted for as fair value hedges by the Company). Changes in the fair value of these economic hedges are reflected in Liberty's statement of operations as unrealized gains (losses). In order to better match the changes in fair value of the subject AFS securities and the changes in fair value of the corresponding economic hedges in the Company's financial statements, Liberty has elected the fair value option for those of its AFS securities which it considers to be non-strategic ("Fair Value Option Securities"). Accordingly, changes in the fair value of Fair Value Option Securities, as determined by quoted market prices, are reported in realized and unrealized gain (losses) on financial instruments in the accompanying consolidated statements of operations. The total value of AFS securities for which the Company has elected the fair value option aggregated $450 million and $745 million as of December 31, 2015 and 2014, respectively. Other investments in which the Company's ownership interest is less than 20% and are not considered marketable securities are carried at cost. For those investments in affiliates in which the Company has the ability to exercise significant influence, the equity method of accounting is used. Under this method, the investment, originally recorded at cost, is adjusted to recognize the Company's share of net earnings or losses of the affiliate as they occur rather than as dividends or other distributions are received. Losses are limited to the extent of the Company's investment in, advances to and commitments for the investee. In the event the Company is unable to obtain accurate financial information from an equity affiliate in a timely manner, the Company records its share of earnings or losses of such affiliate on a lag. Changes in the Company's proportionate share of the underlying equity of an equity method investee, which result from the issuance of additional equity securities by such equity investee, are recognized in the statement of operations through the other, net line item. To the extent there is a difference between our ownership percentage in the underlying equity of an equity method investee and our carrying value, such difference is accounted for as if the equity method investee were a consolidated subsidiary. The Company continually reviews its equity investments and its AFS securities which are not Fair Value Option Securities to determine whether a decline in fair value below the cost basis is other than temporary. The primary factors the Company considers in its determination are the length of time that the fair value of the investment is below the Company's carrying value; the severity of the decline; and the financial condition, operating performance and near term prospects of the investee. In addition, the Company considers the reason for the decline in fair value, be it general market conditions, industry specific or investee specific; analysts' ratings and estimates of 12 month share price targets for the investee; changes in stock price or valuation subsequent to the balance sheet date; and the Company's intent and ability to hold the investment for a period of time sufficient to allow for a recovery in fair value. If the decline in fair value is deemed to be other than temporary, the cost basis of the security is written down to fair value. In situations where the fair value of an investment is not evident due to a lack of a public market price or other factors, the Company uses its best estimates and assumptions to arrive at the estimated fair value of such investment. The Company's assessment of the foregoing factors involves a high degree of judgment and accordingly, actual results may differ materially from the Company's estimates and judgments. Writedowns for AFS securities which are not Fair Value Option Securities are included in the consolidated statements of operations as other than temporary declines in fair values of investments. Writedowns for equity method investments are included in share of earnings (losses) of affiliates. Derivative Instruments and Hedging Activities All of the Company's derivatives, whether designated in hedging relationships or not, are recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive earnings F-36

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES Notes to Consolidated Financial Statements (Continued) December 31, 2015, 2014 and 2013 and are recognized in the statement of operations when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings. If the derivative is not designated as a hedge, changes in the fair value of the derivative are recognized in earnings. None of the Company's derivatives are currently designated as hedges. The fair value of certain of the Company's derivative instruments are estimated using the Black-Scholes model. The Black-Scholes model incorporates a number of variables in determining such fair values, including expected volatility of the underlying security and an appropriate discount rate. The Company obtained volatility rates from pricing services based on the expected volatility of the underlying security over the remaining term of the derivative instrument. A discount rate was obtained at the inception of the derivative instrument and updated each reporting period, based on the Company's estimate of the discount rate at which it could currently settle the derivative instrument. The Company considered its own credit risk as well as the credit risk of its counterparties in estimating the discount rate. Considerable management judgment was required in estimating the Black-Scholes variables. Property and Equipment Property and equipment consisted of the following: Estimated Useful Life December 31, 2015December 31, 2014 amounts in millions 101 164 312 1,628 Land ............................... Buildings and improvements............ Support equipment .................... Satellite system ...................... Construction in progress ............... Total property and equipment . ....... NA 10 - 40 years 3 - 20 years 2 - 15 years NA $ 124 162 160 1,590 179 382 $ 2,587 2,215 Property and equipment, including significant improvements, is stated at cost. Depreciation is computed using the straight-line method using estimated useful lives. Depreciation expense for the years ended December 31, 2015, 2014 and 2013 was $207 million, $209 million and $200 million, respectively. During the year ended December 31, 2013, SIRIUS XM capitalized expenditures, including interest, of approximately $87 million related to the construction of one of its satellites, which was launched and placed into operation in the fourth quarter of 2013. Intangible Assets Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment upon certain triggering events. Goodwill and other intangible assets with indefinite useful lives (collectively, "indefinite lived intangible assets") are not amortized, but instead are tested for impairment at least annually. Our annual impairment assessment of our indefinite-lived intangible assets is performed during the fourth quarter of each year. The Company utilizes a qualitative assessment for determining whether step one of the goodwill impairment analysis is necessary. The accounting guidance permits entities to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. In evaluating goodwill on a qualitative basis the Company reviews the business performance of each reporting unit and evaluates other relevant factors as identified in the relevant accounting guidance to determine whether it is more likely than not that an indicated impairment exists for any of our reporting units. The Company considers whether there are any negative macroeconomic conditions, industry specific conditions, market changes, increased competition, increased costs in doing business, management challenges, the legal environments and how these factors might impact company specific performance in future periods. As part of the analysis, F-37

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES Notes to Consolidated Financial Statements (Continued) December 31, 2015, 2014 and 2013 the Company also considers fair value determinations for certain reporting units that have been made at various points throughout the current and prior years for other purposes. If a step one test is considered necessary based on the qualitative factors, the Company compares the estimated fair value of a reporting unit to its carrying value. Developing estimates of fair value requires significant judgments, including making assumptions about appropriate discount rates, perpetual growth rates, relevant comparable market multiples, public trading prices and the amount and timing of expected future cash flows. The cash flows employed in Liberty's valuation analysis are based on management's best estimates considering current marketplace factors and risks as well as assumptions of growth rates in future years. There is no assurance that actual results in the future will approximate these forecasts. For those reporting units whose carrying value exceeds the fair value, a second test is required to measure the impairment loss (the "Step 2 Test"). In the Step 2 Test, the fair value of the reporting unit is allocated to all of the assets and liabilities of the reporting unit with any residual value being allocated to goodwill. The difference between such allocated amount and the carrying value of the goodwill is recorded as an impairment charge. The accounting guidance also permits entities to first perform a qualitative assessment to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired. If the qualitative assessment supports that it is more likely than not that the carrying value of the Company’s indefinite-lived intangible assets, other than goodwill, exceeds its fair value, then a quantitative assessment is performed. If the carrying value of an indefinite-lived intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. Impairment of Long-lived Assets The Company periodically reviews the carrying amounts of its property and equipment and its intangible assets (other than goodwill and indefinite-lived intangibles) to determine whether current events or circumstances indicate that such carrying amounts may not be recoverable. If the carrying amount of the asset group is greater than the expected undiscounted cash flows to be generated by such asset group, an impairment adjustment is to be recognized. Such adjustment is measured by the amount that the carrying value of such asset groups exceeds their fair value. The Company generally measures fair value by considering sale prices for similar assets or by discounting estimated future cash flows using an appropriate discount rate. Considerable management judgment is necessary to estimate the fair value of asset groups. Accordingly, actual results could vary significantly from such estimates. Asset groups to be disposed of are carried at the lower of their financial statement carrying amount or fair value less costs to sell. Noncontrolling Interests The Company reports noncontrolling interests of subsidiaries within equity in the balance sheet and the amount of consolidated net income attributable to the parent and to the noncontrolling interest is presented in the statement of operations. Also, changes in ownership interests in subsidiaries in which the Company maintains a controlling interest are recorded in equity. Revenue Recognition Revenue is recognized as follows: • Revenue from SIRIUS XM subscribers is recognized as it is realized or realizable and earned. Subscription fees are recognized as SIRIUS XM’s services are provided. Prepaid subscription fees received from certain automakers are recorded as deferred revenue and amortized to revenue ratably over the service period which commences upon retail sale and activation. SIRIUS XM recognizes revenue from the sale of advertising as the advertising is transmitted. Agency fees are calculated based on a stated percentage applied to gross billing revenue for advertising inventory and are reported as a reduction of advertising revenue. Advertising revenue is recorded gross of revenue share payments made to • F-38

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES Notes to Consolidated Financial Statements (Continued) December 31, 2015, 2014 and 2013 certain third parties, which are recorded to Revenue share and royalties during the period in which the advertising is transmitted. Equipment revenue and royalties from the sale of satellite radios, components and accessories are recognized upon shipment, net of discounts and rebates. Shipping and handling costs billed to customers are recorded as revenue. Shipping and handling costs associated with shipping goods to customers are reported as a component of Cost of subscriber services. Certain revenue arrangements contain multiple products, services and right to use assets, such as SIRIUS XM's bundled subscription plans. The applicable accounting guidance requires that such multiple deliverable revenue arrangements be divided into separate units of accounting if the deliverables in the arrangement meet certain criteria. Consideration is allocated at the inception of the arrangement to all deliverables based on their relative selling price, which is determined using vendor specific objective evidence of the selling price of self-pay customers. SIRIUS XM also earns revenue from U.S. Music Royalty Fees, which are recorded as revenue and as a component of Revenue share and royalties expense. Fees received from subscribers for the U.S. Music Royalty Fee are recorded as deferred revenue and amortized to revenue ratably over the service period which coincides with the recognition of the subscriber's subscription revenue. SIRIUS XM revenue is reported net of any taxes assessed by a governmental authority that is both imposed on, and concurrent with, a specific revenue-producing transaction between a seller and a customer in the consolidated statements of operations. Revenue for ticket sales, local radio and television rights, signage and suites are recognized on a per game basis during the baseball season based on a pro rata share of total revenue earned during the entire baseball season to the total number of home games during the season. Concession revenue is recognized as commissions are earned from the sale of food and beverage at the stadium in accordance with agreements with the Company's concessions vendors. Major League Baseball (MLB) revenue is earned throughout the year based on an estimate of revenue generated by MLB on behalf of the 30 MLB clubs through the MLB Central Fund and MLB Properties and revenue sharing income or expense. • • • • • In May 2014, the FASB issued new accounting guidance on revenue from contracts with customers. The new guidance requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated guidance will replace most existing revenue recognition guidance in GAAP when it becomes effective and permits the use of either a retrospective or cumulative effect transition method. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. The Company is currently evaluating the effect that the new standard may have on its revenue recognition and has not yet selected a transition method. Cost of Subscriber Services Revenue Share SIRIUS XM shares a portion of its subscription revenue earned from subscribers with certain automakers. The terms of the revenue share agreements vary with each automaker, but are typically based upon the earned audio revenue as reported or gross billed audio revenue. Such shared revenue is recorded as an expense and not as a reduction to revenue. Programming Costs Programming costs which are for a specified number of events are amortized on an event-by-event basis; programming costs which are for a specified season or include programming through a dedicated channel are amortized over the season or period on a straight-line basis. SIRIUS XM allocates a portion of certain programming costs which are related to F-39

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES Notes to Consolidated Financial Statements (Continued) December 31, 2015, 2014 and 2013 sponsorship and marketing activities to Selling, general and administrative expense on a straight-line basis over the term of the agreement. Subscriber Acquisition Costs Subscriber acquisition costs consist of costs incurred to acquire new subscribers and include hardware subsidies paid to radio manufacturers, distributors and automakers, including subsidies paid to automakers who include a satellite radio and a prepaid subscription to SIRIUS XM service in the sale or lease price of a new vehicle; subsidies paid for chip sets and certain other components used in manufacturing radios; device royalties for certain radios and chipsets; commissions paid to retailers and automakers as incentives to purchase, install and activate radios; product warranty obligations; freight; and provisions for inventory allowance attributable to inventory consumed in SIRIUS XM’s automaker and retail distribution channels. Subscriber acquisition costs do not include advertising costs, loyalty payments to distributors and dealers of radios and revenue share payments to automakers and retailers of radios. Subsidies paid to radio manufacturers and automakers are expensed upon installation, shipment, receipt of product or activation and are included in Subscriber acquisition costs because SIRIUS XM is responsible for providing the service to the customers. Commissions paid to retailers and automakers are expensed upon either the sale or activation of radios. Chipsets that are shipped to radio manufacturers and held on consignment are recorded as inventory and expensed as subscriber acquisition costs when placed into production by radio manufacturers. Costs for chip sets not held on consignment are expensed as subscriber acquisition costs when the automaker confirms receipt. Advertising Costs Advertising expense aggregated $232 million, $226 million and $181 million for the years ended December 31, 2015, 2014 and 2013, respectively. Advertising costs are primarily attributable to costs incurred by SIRIUS XM. Media-related advertising costs are expensed when advertisements air, and advertising production costs are expensed as incurred. These costs are reflected in the Selling, general and administrative expenses line in our consolidated statements of operations. Stock-Based Compensation As more fully described in note 13, Liberty has granted to its directors, employees and employees of its subsidiaries options and restricted stock to purchase shares of Liberty common stock (collectively, "Awards"). The Company measures the cost of employee services received in exchange for an Award based on the grant-date fair value of the Award, and recognizes that cost over the period during which the employee is required to provide service (usually the vesting period of the Award). Included in the accompanying consolidated statements of operations are the following amounts of stock-based compensation, a portion of which relates to SIRIUS XM as discussed in note 13: Years ended December 31, 2015 2014 2013 amounts in millions Cost of subscriber services: Programming and content ............................ Customer service and billing . . . . . . . . . . . . . . . . . ........ Other ............................................. Other operating expense .............................. Selling, general and administrative...................... $ 19 5 8 18 154 17 5 8 17 170 15 4 7 14 153 $ 204 217 193 F-40

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES Notes to Consolidated Financial Statements (Continued) December 31, 2015, 2014 and 2013 Income Taxes The Company accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying value amounts and income tax bases of assets and liabilities and the expected benefits of utilizing net operating loss and tax credit carryforwards. The deferred tax assets and liabilities are calculated using enacted tax rates in effect for each taxing jurisdiction in which the Company operates for the year in which those temporary differences are expected to be recovered or settled. Net deferred tax assets are then reduced by a valuation allowance if the Company believes it more likely than not such net deferred tax assets will not be realized. The effect on deferred tax assets and liabilities of an enacted change in tax rates is recognized in income in the period that includes the enactment date. In November 2015, the FASB issued new accounting guidance that eliminates the current requirement for organizations to present deferred tax assets and liabilities as current and noncurrent in a classified balance sheet. Under the new guidance, organizations will be required to classify all deferred tax assets and liabilities as noncurrent. The new guidance may be applied prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. Early adoption is permitted. The Company elected to early adopt this guidance retrospectively during the current period. Accordingly, all deferred tax assets and liabilities are presented as noncurrent in the financial statements for all periods presented. The adoption of the new guidance resulted in the reclassification of $931 million deferred income tax assets previously reported as current deferred income tax assets to be reclassified to net noncurrent deferred income tax liabilities as of December 31, 2014. When the tax law requires interest to be paid on an underpayment of income taxes, the Company recognizes interest expense from the first period the interest would begin accruing according to the relevant tax law. Such interest expense is included in interest expense in the accompanying consolidated statements of operations. Any accrual of penalties related to underpayment of income taxes on uncertain tax positions is included in other income (expense) in the accompanying consolidated statements of operations. Earnings attributable to Liberty Stockholders Per Common Share Basic earnings (loss) per common share ("EPS") is computed by dividing net earnings (loss) by the weighted average number of common shares that were outstanding for the period at the Company. Diluted EPS presents the dilutive effect on a per share basis of potential common shares as if they had been converted at the beginning of the periods presented. Series A, Series B and Series C Liberty Common Stock The basic and diluted EPS calculation is based on the following weighted average shares outstanding (WASO) of Liberty's common stock. As discussed in note 1, on July 23, 2014 the Company completed a stock dividend of two shares of Series C common stock for every share of Series A or Series B common stock held as of the record date. Therefore, all prior period outstanding share amounts for purposes of the calculation of EPS have been retroactively adjusted for comparability. Excluded from diluted EPS for the years ended December 31, 2015, 2014 and 2013 are 22 million, 21 F-41

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES Notes to Consolidated Financial Statements (Continued) December 31, 2015, 2014 and 2013 million and 17 million potential common shares, respectively, primarily due to warrants issued in connection with the Bond Hedge Transaction (see note 9) because their inclusion would be anti-dilutive. Years ended December 31, 2015 2014 2013 number of shares in millions Basic WASO ............................................. Potentially dilutive shares................................... Diluted WASO............................................ 338 2 342 3 355 4 340 345 359 Reclasses and adjustments Certain prior period amounts have been reclassified for comparability with the current year presentation. In April 2015, the FASB issued new accounting guidance on the presentation of debt issuance costs, which requires debt issuance costs related to a recognized debt liability to be presented on the balance sheet as a direct deduction from the debt liability. The new guidance intends to simplify the presentation of debt issuance costs. In August 2015, the FASB issued new accounting guidance on the presentation or subsequent measurement of debt issuance costs related to line of credit arrangements, which provides that such cost may be presented as an asset and amortized ratably over the term of the line of credit arrangement, regardless of whether there are outstanding borrowings on the arrangement. The amendments in these new accounting standards are effective for financial statements issued for fiscal years beginning after December 15, 2015 and interim periods within those years. Early adoption is permitted for financial statements that have not been previously issued and retrospective application is required for each balance sheet presented. We retrospectively early adopted this new guidance in the fourth quarter of 2015. Prior period amounts have been appropriately restated to reflect this change in presentation of deferred loan costs on the consolidated balance sheets. The adoption of the new guidance resulted in the reclassification of $7 million net debt issuance costs previously reported as other assets to be reclassified to debt as of December 31, 2014. Estimates The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The Company considers (i) recurring and nonrecurring fair value measurements, (ii) accounting for income taxes, (iii) assessments of other-than-temporary declines in fair value of its investments and (iv) determination of the useful life of SIRIUS XM’s broadcast/transmission system to be its most significant estimates. The Company holds investments that are accounted for using the equity method. The Company does not control the decision making process or business management practices of these affiliates. Accordingly, the Company relies on management of these affiliates to provide it with accurate financial information prepared in accordance with GAAP that the Company uses in the application of the equity method. In addition, the Company relies on audit reports that are provided by the affiliates' independent auditors on the financial statements of such affiliates. The Company is not aware, however, of any errors in or possible misstatements of the financial information provided by its equity affiliates that would have a material effect on the Company's consolidated financial statements. (3) Sirius XM Radio, Inc. Transactions On January 18, 2013, Liberty settled a block transaction with a financial institution taking possession of an additional 50 million shares of SIRIUS XM, par value $0.001 per share, for $3.1556 per share, as well as converting its remaining SIRIUS XM Convertible Perpetual Preferred Stock, Series B-1, par value $0.001 per share, into 1,293,509,076 shares of SIRIUS XM Common Stock. As a result of these two transactions Liberty holds more than 50% of the capital stock of F-42

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES Notes to Consolidated Financial Statements (Continued) December 31, 2015, 2014 and 2013 SIRIUS XM and is entitled to vote on any matter, including the election of directors. Following the transactions, Liberty designated and SIRIUS XM's board of directors appointed certain directors to SIRIUS XM's board of directors and Liberty effectively controls the board as of January 18, 2013. This resulted in the application of purchase accounting and the consolidation of SIRIUS XM in the first quarter of 2013. Liberty recorded a gain of approximately $7.5 billion in the first quarter of 2013 associated with application of purchase accounting based on the difference between fair value and the carrying value of the ownership interest Liberty had in SIRIUS XM prior to the acquisition of the controlling interest. The gain on the transaction was excluded from taxable income. Additionally, the difference between the book basis and tax basis of SIRIUS XM, as previously accounted for under the equity method, was relieved as a result of the transaction. The fair value of our ownership interest previously held ($10,215 million) and the fair value of the initial noncontrolling interest ($10,286 million) was determined based on the trading price (level 1) of SIRIUS XM on the last trading day prior to the acquisition of the controlling interest. Additionally, the noncontrolling interest includes the fair value of SIRIUS XM's fully vested options (level 2), the fair value of warrants outstanding (level 2) and the intrinsic value of a beneficial conversion feature accounted for in purchase accounting. Following the transaction date, SIRIUS XM is a consolidated subsidiary with just less than a 50% noncontrolling interest accounted for in equity and the consolidated statements of operations. Effective November 15, 2013, SIRIUS XM completed a corporate reorganization whereby Sirius XM Holdings Inc. replaced Sirius XM Radio Inc. as its publicly held corporation, and Sirius XM Radio Inc. became a wholly-owned subsidiary of SIRIUS XM Holdings Inc. and has no operations independent of its subsidiary SIRIUS XM Radio Inc. On October 9, 2013, Liberty entered into a share repurchase agreement with SIRIUS XM pursuant to which SIRIUS XM agreed to acquire approximately 136.6 million SIRIUS XM shares for $500 million. Approximately 43.7 million shares were repurchased in 2013 for $160 million in proceeds and the remaining shares were repurchased in 2014 for proceeds of $340 million. The retirement of SIRIUS XM shares on a consolidated basis did not significantly impact the consolidated results as it only required an adjustment to noncontrolling interest as the shares were repurchased and retired. Additionally, during 2014, SIRIUS XM entered into certain accelerated share repurchase agreements pursuant to which SIRIUS XM repurchased approximately 223.2 million shares for approximately $756 million. SIRIUS XM also repurchased approximately 524.2 million, 423.0 million and 476.5 million shares of SIRIUS XM common stock under its stock repurchase program during the years ended December 31, 2015, 2014 and 2013, respectively, for $2.0 billion, $1.4 billion and $1.6 billion, respectively. Liberty continues to maintain a controlling interest in SIRIUS XM following the completion of the share repurchases. On November 4, 2013, SIRIUS XM announced the completion of the acquisition of Agero, Inc. ("Agero"), pursuant to a stock purchase agreement in which SIRIUS XM agreed to acquire the connected vehicle business of Agero for an aggregate purchase price of approximately $525 million, net of cash acquired. Agero's connected vehicle business is a leader in implementing the next generation of connected vehicle services. Pro forma financial information related to this acquisition has not been provided as it is not material to our consolidated results of operations. In August 2008, SIRIUS XM issued $550 million aggregate principal amount of 7% Exchangeable Senior Subordinated Notes due 2014 (the “Exchangeable Notes”). The Exchangeable Notes were exchangeable at any time at the option of the holder into shares of SIRIUS XM common stock at an exchange rate of 543.1372 shares of common stock per $1,000 principal amount of the notes, which is equivalent to an approximate exchange price of $1.841 per share of common stock. All holders of the Exchangeable Notes converted prior to maturity on December 1, 2014. During the year ended December 31, 2014, $502 million principal amount of the Exchangeable Notes were converted in a non-cash financing transaction, resulting in the issuance of 272,855,859 shares of SIRIUS XM common stock. No loss was recognized as a result of the conversion. In connection with the conversion, Liberty received 5,974,510 shares of SIRIUS XM common stock upon maturity of the Exchangeable Notes. As of December 31, 2015, we owned approximately 61% of the outstanding equity interest in SIRIUS XM. F-43

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES Notes to Consolidated Financial Statements (Continued) December 31, 2015, 2014 and 2013 (4) Supplemental Disclosures to Consolidated Statements of Cash Flows Years ended December 31, 2015 2014 2013 amounts in millions Cash paid for acquisitions: Fair value of assets acquired .............................................. Intangibles not subject to amortization ...................................... Intangibles subject to amortization ......................................... Net liabilities assumed ................................................... Deferred tax liabilities ................................................... Fair value of previously held ownership interest .............................. Noncontrolling interest ................................................... Cash paid for acquisitions, net of cash acquired . . . . . . . . ..................... $ — — — — — — — 1 24 36 (12) (2) — — 2,586 23,694 1,177 (5,367) (760) (10,372) (10,841) $ — 47 117 Cash paid for exchange transaction: Fair value of Liberty Series A common stock received . . . . ..................... Carrying value of business deconsolidated ................................... Cash held by business deconsolidated ....................................... Gain on transaction ...................................................... Tax impact of transaction ................................................. Net cash paid for exchange transaction..................................... $ — — — — — — — — — — 937 (19) 12 (496) (5) $ — — 429 Stock repurchased by subsidiary not yet settled . . . . . . . . . . . ..................... $ 24 26 — Cash paid for interest...................................................... $ 295 232 144 Cash paid (received) for income taxes ........................................ $ 3 20 (75) (5) Assets and Liabilities Measured at Fair Value For assets and liabilities required to be reported at fair value, GAAP provides a hierarchy that prioritizes inputs to valuation techniques used to measure fair value into three broad levels. Level 1 inputs are quoted market prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs, other than quoted market prices included within Level 1, that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability. The Company does not have any recurring assets or liabilities measured at fair value that would be considered Level 3. F-44

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES Notes to Consolidated Financial Statements (Continued) December 31, 2015, 2014 and 2013 Liberty's assets and liabilities measured at fair value are as follows: December 31, 2015 December 31, 2014 Quoted prices in active markets for identical assets (Level 1) Significant other observable inputs (Level 2) Quoted prices in active markets for identical assets (Level 1) Significant other observable inputs (Level 2) Description Total Total amounts in millions Cash equivalents . . . . . . . . . . . . . Short term marketable securities . Available-for-sale securities. . . . . Financial instrument assets . . . . . Debt . . . . . . . . . . . . . . . . . . . . . . . $ $ $ $ $ 68 15 474 232 995 68 15 425 — — — — 49 232 995 507 199 769 305 990 507 — 691 96 — — 199 78 209 990 The majority of Liberty's Level 2 financial instruments are debt related instruments and derivative instruments. The Company notes that these assets are not always traded publicly or not considered to be traded on "active markets," as defined in GAAP. The fair values for such instruments are derived from a typical model using observable market data as the significant inputs. The fair value of debt related instruments are based on quoted market prices but not considered to be traded on "active markets," as defined by GAAP. Accordingly, those available-for-sale securities, financial instruments and debt related instruments are reported in the foregoing table as Level 2 fair value. The financial instrument assets included in the table above are included in the Other assets, net of accumulated amortization line item in the consolidated balance sheets. Realized and Unrealized Gains (Losses) on Financial Instruments Realized and unrealized gains (losses) on financial instruments are comprised of changes in the fair value of the following (amounts in millions): Years ended December 31, 2015 2014 2013 Fair Value Option Securities . . . . . . . . . . . . . . . . . .... Cash convertible notes (a) ....................... Change in fair value of bond hedges (a)............ Other derivatives (b) ........................... $ (151) (5) 23 (7) 80 12 (89) 35 306 (17) (1) 7 $ (140) 38 295 (a) Liberty issued $1 billion of cash convertible notes in October 2013 which are accounted for at fair value (Level 2), as elected by Liberty at the time of issuance. Contemporaneously with the issuance of the convertible notes, Liberty entered into privately negotiated cash convertible note hedges, which are expected to offset potential cash payments Liberty would be required to make in excess of the principal amount of the convertible notes, upon conversion of the notes. The bond hedges are marked to market based on the trading price of underlying securities and other observable market data as the significant inputs (Level 2). See note 9 for additional discussion of the convertible notes and the bond hedges. (b) Derivatives are marked to market based on the trading price of underlying securities and other observable market data as the significant inputs (Level 2). During September 2014, Liberty entered into a forward contract to acquire up to 15.9 million shares of Live Nation common stock. Prior to the contract’s original expiration during March 2015, the Company extended the contract through October 15, 2015 with expiration occurring on the sixtieth day following the completion of the counterparty’s initial hedge, which was November 27, 2015 and settlement occurring on December 2, 2015. The counterparty acquired the maximum F-45

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES Notes to Consolidated Financial Statements (Continued) December 31, 2015, 2014 and 2013 number of Live Nation shares of common stock at a volume weighted average share price of $24.93 per share during September 2015. Liberty settled the contract for $396 million paid to the counterparty. (6) Investments in Available-for-Sale Securities and Other Cost Investments All marketable equity and debt securities held by the Company are classified as available-for-sale ("AFS") and are carried at fair value generally based on quoted market prices. GAAP permits entities to choose to measure many financial instruments, such as AFS securities, and certain other items at fair value and to recognize the changes in fair value of such instruments in the entity's statement of operations. The Company previously had entered into economic hedges for certain of its non-strategic AFS securities (although such instruments were not accounted for as fair value hedges by the Company). Changes in the fair value of those economic hedges were reflected in the Company's statement of operations as unrealized gains (losses). In order to better match the changes in fair value of the subject AFS securities and the changes in fair value of the corresponding economic hedges in the Company's financial statements, the Company has elected to account for those of its AFS securities which it considers to be non-strategic ("Fair Value Option Securities") at fair value. Accordingly, changes in the fair value of Fair Value Option Securities, as determined by quoted market prices, are reported in realized and unrealized gains (losses) on financial instruments in the accompanying consolidated statements of operations. Investments in AFS securities, including Fair Value Option Securities separately aggregated, and other cost investments are summarized as follows: December 31, 2015 December 31, 2014 amounts in millions Fair Value Option Securities Time Warner Inc. (a) ................................... Viacom, Inc. (b)....................................... Other equity securities . . ............................... Other debt securities . . . . ............................... Total Fair Value Option Securities. . . . . . . . . . . . . . . . . ...... AFS and cost investments Live Nation debt securities .............................. Other AFS and cost investments ......................... Total AFS and cost investments......................... $ 275 76 74 25 363 273 82 27 450 745 24 59 24 47 83 71 $ 533 816 (a) See note 9 for details regarding the number and fair value of shares pledged as collateral pursuant to certain margin loan agreements and the Braves Holdings mixed-use development facility as of December 31, 2015. During the year ended December 31, 2015, Liberty sold 1.8 million shares of Viacom, Inc. common stock for approximately $122 million in proceeds. Shares of Viacom, Inc. common stock are no longer pledged as collateral pursuant to margin loan agreements as of December 31, 2015. (b) Unrealized Holding Gains and Losses There were no unrealized holding gains or losses related to investments in AFS securities at December 31, 2015 or 2014. F-46

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES Notes to Consolidated Financial Statements (Continued) December 31, 2015, 2014 and 2013 (7) Investments in Affiliates Accounted for Using the Equity Method Liberty has various investments accounted for using the equity method. The following table includes the Company's carrying amount and percentage ownership and market value (level 1) of the more significant investments in affiliates at December 31, 2015, and the carrying amount at December 31, 2014: December 31, 2015 December 31, 2014 Percentage ownership Market Carrying Value amount Carrying amount dollar amounts in millions Live Nation (a)(b) .................... SIRIUS XM Canada .................. Other............................... 35% 37% various $ 1,711 142 NA $ 764 153 198 396 237 218 $ 1,115 851 The following table presents the Company's share of earnings (losses) of affiliates: Years ended December 31, 2015 2014 2013 amounts in millions Charter (c) ......................................... SIRIUS XM (d) ..................................... Live Nation (a) ..................................... SIRIUS XM Canada (d) .............................. Other.............................................. $ NA NA (27) (1) (12) (94) NA (30) 5 6 (83) 8 (18) 7 54 $ (40) (113) (32) (a) During September 2014, Liberty entered into a forward contract to acquire up to 15.9 million shares of Live Nation common stock. Prior to the contract’s original expiration during March 2015, the Company extended the contract through October 15, 2015 with expiration occurring on the sixtieth day following the completion of the counterparty’s initial hedge, which was November 27, 2015 and settlement occurring on December 2, 2015. The counterparty acquired the maximum number of Live Nation shares of common stock at a volume weighted average share price of $24.93 per share during September 2015. Liberty settled the contract for $396 million paid to the counterparty. During the year ended December 31, 2014, Liberty acquired an additional 1.7 million shares of Live Nation for approximately $39 million. During the year ended December 31, 2013, Liberty acquired an additional 1.7 million shares of Live Nation for approximately $19 million. See note 9 for details regarding the number and fair value of shares pledged as collateral pursuant to certain margin loan agreements as of December 31, 2015. As discussed below, Liberty acquired its interest in Charter during May 2013 for approximately $2.6 billion. Our share of losses related to Charter included $60 million and $51 million of losses due to the amortization of the excess basis of our investment during the years ended December 31, 2014 and 2013, respectively. As discussed in note 1, Liberty’s investment in Charter was spun off to stockholders as part of the Broadband Spin-Off, which was completed on November 4, 2014. On January 18, 2013, as discussed in note 3, Liberty acquired an additional 50 million common shares and acquired a controlling interest in SIRIUS XM and as a result consolidates SIRIUS XM as of such (b) (c) (d) F-47

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES Notes to Consolidated Financial Statements (Continued) December 31, 2015, 2014 and 2013 date. SIRIUS XM has an investment in SIRIUS XM Canada that was recorded at fair value in purchase accounting. See discussion below of SIRIUS XM Canada. SIRIUS XM Canada In the acquisition of SIRIUS XM, Liberty acquired an interest in SIRIUS XM Canada which SIRIUS XM accounts for as an equity method affiliate. Liberty recognized the investment at fair value, based on the market price per share (level 1), on the date of acquisition. SIRIUS XM has entered into agreements to provide SIRIUS XM Canada with the right to offer SIRIUS XM satellite radio service in Canada. The various license and service agreements with SIRIUS XM Canada will expire in 2017 and 2020. SIRIUS XM receives a percentage-based royalty of 10% and 15% for certain types of subscriber fees earned by SIRIUS XM Canada for the distribution of Sirius and XM platforms, respectively, royalties for activation fees and premium services and reimbursement for other charges. SIRIUS XM recognizes these payments on a gross basis as a principal obligor. The estimated fair value of deferred revenue from SIRIUS XM Canada as of the acquisition date was approximately $21 million, which is amortized on a straight-line basis through 2020, the end of the expected term of the agreements. SIRIUS XM provides programming and chipsets as well other services and SIRIUS XM Canada reimburses SIRIUS XM for such costs. At December 31, 2015, SIRIUS XM has approximately $6 million and $14 million in related party assets and liabilities, respectively, related to these agreements described above with SIRIUS XM Canada which are recorded in other assets and other liabilities, respectively, in the consolidated balance sheet. At December 31, 2014, SIRIUS XM had approximately $7 million and $18 million in related party assets and liabilities, respectively, related to these agreements described above with SIRIUS XM Canada which are recorded in other assets and other liabilities, respectively, in the consolidated balance sheet. Additionally, SIRIUS XM recorded approximately $56 million, $50 million and $49 million in revenue for the years ended December 31, 2015, 2014 and 2013, respectively, associated with these various agreements in the other revenue line in the consolidated statements of operations. SIRIUS XM Canada declared and paid dividends to SIRIUS XM of $16 million, $43 million and $17 million during the years ended December 31, 2015, 2014 and 2013, respectively. Charter Communications, Inc. In May 2013, Liberty completed a transaction with investment funds managed by, or affiliated with, Apollo Management, Oaktree Capital Management and Crestview Partners to acquire approximately 26.9 million shares of common stock and approximately 1.1 million warrants in Charter for approximately $2.6 billion, which represented an approximate 27% beneficial ownership (including the warrants on an as if converted basis) in Charter at the time of purchase and a price per share of $95.50. Liberty accounted for the investment in Charter as an equity method affiliate based on the ownership interest obtained and the board seats held by Liberty appointed individuals. Liberty funded the purchase with a combination of cash of approximately $1.2 billion on hand and new margin loan arrangements on approximately 20.3 million Charter common shares, approximately 720 million SIRIUS XM common shares, approximately 8.1 million Live Nation common shares and a portion of Liberty's available for sale securities. Liberty allocated the purchase price between the shares of common stock and the warrants acquired in the transaction by determining the fair value of the publicly traded warrants and allocating the remaining balance to the shares acquired, which resulted in an excess basis in the investment of $2.5 billion. The excess basis was primarily allocated to franchise fees, customer relationships, debt and goodwill based on a valuation of Charter's assets and liabilities. During the years ended December 31, 2014 and 2013, the Company recognized $72 million and $93 million, respectively, in losses in its investment in Charter shares and warrants due to warrant and stock option exercises at Charter below Liberty's book basis per share. Dilution losses are included in the other, net line in the accompanying consolidated statements of operations. As discussed in note 1, Liberty’s investment in Charter was spun off to stockholders as part of the Broadband Spin-Off, which was completed on November 4, 2014. Liberty ceased recording the results of Charter in its financial statements as of the date of the completion of the Broadband Spin-Off. F-48

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES Notes to Consolidated Financial Statements (Continued) December 31, 2015, 2014 and 2013 (8) Goodwill and Other Intangible Assets Changes in the carrying amount of goodwill are as follows: SIRIUS XM Other 200 24 (46) 2 To tal Balance at January 1, 2014 ....................................... Acquisitions (a) ............................................... Broadband Spin-Off ........................................... Other ........................................................ Balance at December 31, 2014 .................................... Other ........................................................ $ 14,165 — — — 14,365 24 (46) 2 14,165 180 14,345 — — — Balance at December 31, 2015 .................................... $ 14,165 180 14,345 (a) TruePosition made an acquisition during the year ended December 31, 2014. Other intangible assets not subject to amortization, not separately disclosed, are tradenames ($930 million) at December 31, 2015 and 2014 and franchise rights owned by Braves Holdings ($143 million) as of December 31, 2015 and 2014. We identified these assets as indefinite life intangible assets after considering the expected use of the assets, the regulatory and economic environment within which they are used and the effects of obsolescence on their use. SIRIUS XM's FCC licenses are currently scheduled to expire in 2017, 2018, 2021 and 2022. Prior to expiration, SIRIUS XM is required to apply for a renewal of its FCC licenses. The renewal and extension of its licenses is reasonably certain at minimal cost, which is expensed as incurred. Each of the FCC licenses authorizes SIRIUS XM to use the broadcast spectrum, which is a renewable, reusable resource that does not deplete or exhaust over time. Intangible Assets Subject to Amortization Intangible assets subject to amortization are comprised of the following: December 31, 2015 December 31, 2014 Gross carrying amount Net carrying amount Gross carrying amount Net carrying amount Accumulated amortization Accumulated amortization amounts in millions Customer relationships ................... Licensing agreements .................... Other.................................. Total ................................. $ 838 316 609 (179) (81) (406) 659 235 203 838 316 532 (122) (52) (346) 716 264 186 $ 1,763 (666) 1,097 1,686 (520) 1,166 F-49

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES Notes to Consolidated Financial Statements (Continued) December 31, 2015, 2014 and 2013 Customer relationships are amortized over 10-15 years and licensing agreements are amortized over 15 years. Amortization expense was $155 million, $150 million and $115 million for the years ended December 31, 2015, 2014 and 2013, respectively. Based on its amortizable intangible assets as of December 31, 2015, Liberty expects that amortization expense will be as follows for the next five years (amounts in millions): 2016 . . . . . .......................................................... 2017 . . . . . .......................................................... 2018 . . . . . .......................................................... 2019 . . . . . .......................................................... 2020 . . . . . .......................................................... $ $ $ $ $ 158 148 122 99 95 (9) Debt Debt is summarized as follows: Outstanding Principal December 31, 2015 Carrying value December 31, 2015 December 31, 2014 amounts in millions Corporate level notes and loans: Liberty 1.375% Cash Convertible Notes due 2023 . . . . . . . ............ Margin loans .................................................. Other ........................................................ Subsidiary notes and loans: SIRIUS XM 5.875% Senior Notes due 2020 ........................ SIRIUS XM 5.75% Senior Notes due 2021 ......................... SIRIUS XM 5.25% Senior Secured Notes due 2022 .................. SIRIUS XM 4.25% Senior Notes due 2020 ......................... SIRIUS XM 4.625% Senior Notes due 2023 ........................ SIRIUS XM 6% Senior Notes due 2024 ............................ SIRIUS XM 5.375% Senior Notes due 2025 ........................ SIRIUS XM Credit Facility . . . . . ................................. Other subsidiary debt ........................................... Total debt.................................................... Less debt classified as current ................................... Less deferred financing costs, net ................................ Total long-term debt ........................................... $ 1,000 250 38 995 250 38 990 250 — 650 600 400 500 500 1,500 1,000 340 160 645 596 406 496 496 1,485 989 340 160 644 595 407 496 495 1,484 — 380 111 $ 6,938 6,896 (255) (15) 5,852 (257) (7) $ 6,626 5,588 Liberty 1.375% Cash Convertible Notes due 2023 On October 17, 2013 Liberty issued $1 billion aggregate principal amount of 1.375% Cash Convertible Senior Notes due 2023 ("Convertible Notes"). The Convertible Notes will mature on October 15, 2023 unless earlier repurchased by us or converted. Interest on the Convertible Notes is payable semi-annually in arrears on April 15 and October 15 of each year at a rate of 1.375% per annum. All conversion of the Convertible Notes will be settled solely in cash, and not through the delivery of any securities. The initial conversion rate for the Convertible Notes was 5.5882 shares of Liberty Series A common stock per $1,000 principal amount of Convertible Notes, which was equivalent to an initial conversion price of $178.95 per share of Liberty Series A common stock. During the year ended December 31, 2014, in connection with the issuance of Liberty Series C common stock and the Broadband Spin-Off, as discussed in note 1, the conversion rate was adjusted to 21.0859 shares of Liberty Series A common stock per $1,000 principal amount of Convertible Notes and an adjusted conversion price of $47.43 per share of Liberty Series A common stock. Holders of the Convertible Notes may F-50

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES Notes to Consolidated Financial Statements (Continued) December 31, 2015, 2014 and 2013 convert their notes at their option at any time prior to the close of business on the second business day immediately preceding the maturity date of the notes under the following circumstances: (1) during any fiscal quarter after the fiscal quarter ending December 31, 2013, if the last reported sale price of our Series A common stock for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the immediately preceding fiscal quarter is equal to or more than 130% of the conversion price of the notes on the last day of such preceding fiscal quarter; (2) during the five day period after any five consecutive trading day period, which we refer to as the measurement period, in which the trading price per $1,000 principal amount of notes for each trading day of that measurement period was less than 98% of the product of the last reported sale price of our Series A common stock and the applicable conversion rate on each such day; or (3) upon the occurrence of specified corporate transactions. Liberty has elected to account for this instrument using the fair value option. Accordingly, changes in the fair value of this instrument are recognized as unrealized gains (losses) in the statements of operations. As of December 31, 2015, the Convertible Notes are classified as a long term liability in the consolidated balance sheets, as the conversion conditions have not been met as of such date. Additionally, contemporaneously with the issuance of the Convertible Notes, Liberty entered into privately negotiated cash convertible note hedges and purchased call options (the “Bond Hedge Transaction”). The Bond Hedge Transaction covered approximately 5,588,200 shares of Liberty Series A common stock, subject to anti-dilution adjustments pertaining to the Convertible Notes, which was equal to the number of shares of Liberty Series A common stock that were initially underlying the Convertible Notes. The Bond Hedge Transaction is expected to offset potential cash payments Liberty would be required to make in excess of the principal amount of the Convertible Notes, upon conversion of the notes in the event that the volume-weighted average price per share of the Liberty Series A common stock, as measured under the cash convertible note hedge transactions on each trading day of the relevant cash settlement averaging period or other relevant valuation period, is greater than the strike price of $178.95 per share of Liberty Series A common stock, which corresponded to the initial conversion price of the Convertible Notes. During the year ended December 31, 2014, in connection with the issuance of Liberty Series C common stock and the Broadband Spin-Off, as discussed in note 1, the number of shares covered by the Bond Hedge Transaction was adjusted to 21,085,900 shares of Liberty Series A common stock and the strike price was adjusted to $47.43 per share of Liberty Series A common stock, which corresponds to the adjusted conversion price of the Convertible Notes. Liberty paid approximately $299 million for the Bond Hedge Transaction. The bond hedge expires on October 15, 2023 and is included in other long-term assets as of December 31, 2015 and 2014 in the accompanying consolidated balance sheets, with changes in the fair value recorded in the Unrealized gains (losses) on financial instruments, net line item of the statements of operations. Concurrently with the Convertible Notes and Bond Hedge Transaction, Liberty also entered into separate privately negotiated warrant transactions under which Liberty sold warrants relating to the same number of shares of common stock as underlie the Bond Hedge Transaction, subject to anti-dilution adjustments. The warrant transactions may have a dilutive effect with respect to the Liberty Series A common stock to the extent that the price of the Liberty Series A common stock exceeds the strike price of the warrant transactions and warrant transactions are settled with shares of Liberty Series A common stock. The first expiration date of the warrants is January 16, 2024 and expire over a period covering 81 days thereafter. Liberty may elect to settle its delivery obligation under the warrant transactions with cash. Liberty received approximately $170 million in proceeds for the sale of warrants. The issuance of the warrants were recorded as a component of Additional paid-in capital. The strike price of the warrants was initially $255.64 per share of Liberty Series A common stock. In connection with the Series C common stock issuance and the Broadband Spin-Off during 2014, as discussed in note 1, the number of warrants outstanding was adjusted to 21,085,900 with a strike price of $64.46 per share. The net proceeds from these transactions of $871 million was used for general corporate purposes and approximately $200 million was used to pay down a portion of the revolving credit facility under the margin loans. Margin Loans During the year ended December 31, 2013, in connection with Liberty's acquisition of Charter common stock and warrants, as discussed in note 7, Liberty, through certain of its wholly-owned subsidiaries, entered into three different F-51

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES Notes to Consolidated Financial Statements (Continued) December 31, 2015, 2014 and 2013 margin loans with various financial institutions (“lender parties”) in order to fund the purchase. One of these margin loans was fully repaid during 2013. Each agreement contains language that indicates that Liberty, as borrower and transferor of underlying shares as collateral, has the right to exercise all voting, consensual and other powers of ownership pertaining to the transferred shares for all purposes, provided that Liberty agrees that it will not vote the shares in any manner that would reasonably be expected to give rise to transfer or other certain restrictions. Similarly, the loan agreements indicate that no lender party shall have any voting rights with respect to the shares transferred, except to the extent that a lender party buys any shares in a sale or other disposition made pursuant to the terms of the loan agreements. The margin loans consist of the following: $1.25 Billion Margin Loan due 2016 On April 30, 2013, Liberty Siri MarginCo, LLC, a wholly-owned subsidiary of Liberty, entered into a margin loan agreement whereby Liberty Siri MarginCo, LLC borrowed $250 million pursuant to a term loan and $450 million pursuant to a revolving credit facility with various lender parties. Shares of common stock of certain of the Company’s equity affiliates and cost investments were pledged as collateral pursuant to this agreement. Borrowings under this agreement were due October 31, 2014 and bore interest equal to LIBOR plus 2%. Interest on the term loan was payable on the first business day of each calendar quarter, and interest was payable on the revolving line of credit on the last day of the interest period applicable to the borrowing of which such loan is a part. During 2013, Liberty Siri MarginCo, LLC repaid $450 million outstanding under the revolving credit facility. During October 2014, Liberty refinanced this margin loan arrangement for a similar financial instrument with a term loan of $250 million and a $750 million undrawn line of credit. The term loan and any drawn portion of the revolver bore interest at a rate of LIBOR plus an applicable spread between 1.75% and 2.50% (based on value of collateral) with the undrawn portion carrying a fee of 0.75%. As of December 31, 2014, shares of SIRIUS XM, Live Nation, Time Warner, Inc. and Viacom, Inc. common stock were pledged as collateral pursuant to this agreement. Due to the sale of shares of Viacom, Inc. held by Liberty during 2015 (note 6), shares of Viacom, Inc. were released as collateral pursuant to this agreement. Borrowings outstanding under this margin loan bore interest at a rate of 1.98% per annum at December 31, 2014. Other terms of the loan were substantially similar to the previous arrangement. The maturity of the new arrangement was October 28, 2015. Prior to the maturity of the margin loan in October 2015, Liberty refinanced this margin loan arrangement for a similar financial instrument with a term loan of $250 million and a $1 billion undrawn line of credit, which is now scheduled to mature on October 25, 2016. In connection with the amendment, 4.6 million shares of SIRIUS XM, 7.8 million shares Live Nation, and all shares of Time Warner, Inc. were released as collateral to this agreement. The new term loan and any drawn portion of the revolver carries an interest rate of LIBOR plus an applicable spread between 1.75% and 2.25% (based on the value of collateral) with the undrawn portion carrying a fee of 0.75%. Borrowings outstanding under this margin loan bore interest at a rate of 2.07% per annum at December 31, 2015. Other terms of the agreement were substantially similar to the previous arrangement. As of December 31, 2015, availability under the revolving line of credit was $1 billion. $670 Million Margin Loan due 2015 At closing on May 1, 2013, LMC Cheetah 2, LLC, a wholly-owned subsidiary of Liberty, entered into a margin loan agreement with an availability of $670 million pursuant to a term loan with various lender parties ("$670 Million Margin Loan due 2015"). Shares of Charter common stock were pledged as collateral pursuant to this agreement. The $670 Million Margin Loan was due May 1, 2015 and bore interest equal to the three-month LIBOR plus 3.25%, payable on the first day of each of February, May, August and November throughout the term of the loan. As of December 31, 2013, Liberty had fully drawn the $670 Million Margin Loan due 2015. During the year ended December 31, 2014, Liberty fully repaid the $670 Million Margin Loan due 2015 and the shares previously pledged under the loan are no longer pledged as collateral. F-52

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES Notes to Consolidated Financial Statements (Continued) December 31, 2015, 2014 and 2013 As of December 31, 2015, the value of shares pledged as collateral pursuant to the $1.25 billion margin loan due 2016 is as follows: Number of shares pledged as collateral as of Share value as of Investment December 31, 2015 December 31, 2015 amounts in millions SIRIUS XM.................................. Live Nation .................................. 145.4 4.2 $ $ 592 104 The outstanding margin loan contains various affirmative and negative covenants that restrict the activities of the borrower. The loan agreement does not include any financial covenants. SIRIUS XM Outstanding Debt SIRIUS XM 5.25% Senior Secured Notes due 2022 In August 2012, SIRIUS XM issued $400 million aggregate principal amount of 5.25% Senior Secured Notes due 2022 (the “5.25% Notes”). Interest is payable semi-annually in arrears on February 15 and August 15 of each year at a rate of 5.25% per annum. The 5.25% Notes mature on August 15, 2022. Substantially all of SIRIUS XM's domestic wholly-owned subsidiaries guarantee SIRIUS XM's obligations under the 5.25% Notes. The premium associated with the 5.25% Notes was recorded in purchase accounting as the difference between fair value and the outstanding principal amount at the date of acquisition. This premium is being amortized over the remaining period to maturity through interest expense. In April 2014, SIRIUS XM entered into a supplemental indenture to the indenture governing the 5.25% Notes pursuant to which SIRIUS XM granted a first priority lien on substantially all of its assets and the guarantors to the holders of the 5.25% Notes. The liens securing the 5.25% Notes are equal and ratable to the liens granted to secure the Credit Facility (as defined and discussed below). SIRIUS XM Senior Secured Revolving Credit Facility In December 2012, SIRIUS XM entered into a five-year senior secured revolving credit facility (the "Credit Facility") with a syndicate of financial institutions for $1,250 million. In June 2015, Sirius XM entered into an amendment to increase the total borrowing capacity under the Credit Facility to $1,750 million and to extend the maturity to June 2020. The Credit Facility is secured by substantially all of SIRIUS XM's assets and the assets of its subsidiaries. The proceeds of loans under the Credit Facility will be used for working capital and other general corporate purposes, including financing acquisitions, share repurchases and dividends. Interest on borrowings is payable on a monthly basis and accrues at a rate based on LIBOR plus an applicable rate. Borrowings outstanding under the Credit Facility as of December 31, 2015 bear interest at a rate of 2.42% per annum. SIRIUS XM is required to pay a variable fee on the average daily unused portion of the Credit Facility which was 0.30% as of December 31, 2015 and is payable on a quarterly basis. The Credit Facility contains customary covenants, including a maintenance covenant. As of December 31, 2015, availability under the Credit Facility was $1.4 billion. SIRIUS XM Senior Notes Due 2020 and 2023 In May 2013, SIRIUS XM issued $500 million of Senior Notes due 2020 which bear interest at an annual rate of 4.25% and $500 million of Senior Notes due 2023 which bear interest at an annual rate of 4.625%. SIRIUS XM received net proceeds of $989 million from the sale of the notes after deducting commissions, fees and expenses. Interest on the F-53

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES Notes to Consolidated Financial Statements (Continued) December 31, 2015, 2014 and 2013 notes is payable semi-annually in arrears on May 15 and November 15 of each year. Substantially all of SIRIUS XM's domestic wholly-owned subsidiaries guarantee SIRIUS XM's obligations under the notes. SIRIUS XM 5.75% Senior Notes Due 2021 During August 2013, SIRIUS XM issued $600 million of 5.75% Senior Notes due 2021 ("5.75% Notes"). Interest on the notes is payable semi-annually in arrears on February 1 and August 1 of each year at a rate of 5.75% per annum. Substantially all of SIRIUS XM's domestic wholly-owned subsidiaries guarantee SIRIUS XM's obligations under the notes. The 5.75% Notes were issued for $594 million. SIRIUS XM 5.875% Senior Notes Due 2020 During September 2013, SIRIUS XM issued $650 million of 5.875% Senior Notes Due 2020 ("5.875% Notes"). Interest on the notes is payable semi-annually in arrears on April 1 and October 1 of each year at a rate of 5.875% per annum. Substantially all of SIRIUS XM's domestic wholly-owned subsidiaries guarantee SIRIUS XM's obligations under the notes. The 5.875% Notes were issued for $643 million. SIRIUS XM 5.375% Senior Notes due 2025 In March 2015, SIRIUS XM issued $1.0 billion principal amount of new senior notes due 2025 which bear interest at an annual rate 5.375% (“SIRIUS XM 5.375% Senior Notes due 2025”) with an original issuance discount of $11 million. The SIRIUS XM 5.375% Senior Notes due 2025 are recorded net of the remaining unamortized discount. Other subsidiary debt Other subsidiary debt is comprised of SIRIUS XM capital leases and other borrowings at Braves Holdings. In 2014, Braves Holdings, through a wholly-owned subsidiary, purchased 82 acres of land for the purpose of constructing a Major League Baseball facility and development of a mixed-use complex adjacent to the ballpark. The new facility is expected to cost approximately $672 million and Braves Holdings expects to spend approximately $50 million in other costs and equipment related to the new ballpark. Funding for the ballpark will be split between Braves Holdings, Cobb County, the Cumberland Improvement District (“CID”) and Cobb-Marietta Coliseum and Exhibit Hall Authority. Cobb-Marietta Coliseum and Exhibit Hall Authority, the CID and Cobb County will be responsible for funding $392 million of ballpark related construction and Braves Holdings will be responsible for remainder of the cost, including cost overruns. Cobb-Marietta Coliseum and Exhibit Hall Authority issued $368 million in bonds during September 2015. Braves Holdings received $103 million of the bond proceeds during September 2015 as reimbursement for project costs paid for by Braves Holdings prior to the funding of the bonds. Funding for ballpark initiatives by Braves Holdings has come from cash reserves and utilization of two credit facilities. Additionally, during September 2015, Braves Holdings entered into a $345 million term loan (the “Braves Term Loan”). The Braves Term Loan bears interest at LIBOR plus an applicable spread between 1.50% and 1.75% (based on the debt service coverage ratio) per annum and an unused commitment fee of 0.35% per annum based on the average daily unused portion of the Braves Term Loan, payable quarterly in arrears. The interest rate on the Braves Term Loan was 1.95% as of December 31, 2015. The Braves Term Loan is scheduled to mature during September 2020. In connection with entering into the Braves Term Loan, Braves Holdings partially repaid and reduced the capacity on one of the credit facilities from $150 million to $75 million for a total capacity under the credit facilities of $175 million. As of December 31, 2015, the weighted average interest rate on the credit facilities was 2.86%. As of December 31, 2015, Braves Holdings has borrowed approximately $147 million under the Braves Term Loan and two credit facilities. Due to Braves Holdings providing the initial funding of the project and its ownership of the land during the initial construction period, until the initial reimbursement by the Authority during September 2015 at which time the land was conveyed to the Authority, Braves Holdings has been deemed the owner (for accounting purposes) of the stadium during F-54

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES Notes to Consolidated Financial Statements (Continued) December 31, 2015, 2014 and 2013 the construction period and costs have been classified as construction in progress (“CIP”), within the Property and equipment, net line item. Future costs of the project will continue to be captured in CIP along with a corresponding liability in other liabilities, for amounts funded by the Authority. At the end of construction an additional determination will be made to determine whether the transaction will qualify for sale-leaseback accounting treatment. In addition, Braves Holdings through affiliated entities and outside development partners are in the process of developing land around the ballpark for a mixed-use complex that is expected to feature retail, residential, office, hotel and entertainment opportunities. The estimated cost for mixed-use development is $558 million, of which Braves Holdings affiliated entities are expected to fund approximately $490 million, which Braves Holdings intends to fund with a mix of approximately $200 million in equity and $290 million in new debt. In December 2015, certain subsidiaries of Braves Holdings entered into three separate credit facilities totaling $207 million to fund a portion of the mixed use development costs. All of the facilities were undrawn as of December 31, 2015. The maturity dates of the facilities range between December 2018 and December 2019, and all of the facilities contain two year extension options. Interest rates on the credit facilities bear interest at LIBOR plus an applicable spread between 2.0% and 2.6%, with step-downs upon lease of the mixed use facilities at the completion of construction. As discussed in note 6, 464 thousand Time Warner, Inc. shares were pledged as collateral to these facilities. The fair value of the shares pledged as of December 31, 2015 was $30 million. As of December 31, 2015, approximately $358 million has been spent to-date on the baseball facility and mixed-use development, of which approximately $190 million of funding has been provided by the Authority. Debt Covenants The SIRIUS XM Credit Facility contains certain financial covenants related to SIRIUS XM's leverage ratio. The Braves Term Loan contains certain financial covenants related to Braves Holdings’ debt service coverage ratio and capital expenditures. Additionally, SIRIUS XM's Credit Facility and other borrowings contain certain non-financial covenants. As of December 31, 2015, the Company, SIRIUS XM and Braves Holdings were in compliance with all debt covenants. Fair Value of Debt The fair value, based on quoted market prices of the same instruments but not considered to be active markets (Level 2), of SIRIUS XM's publicly traded debt securities is as follows (amounts in millions): December 31, 2015 SIRIUS XM 5.875% Senior Notes due 2020. . . . . . . . . SIRIUS XM 5.75% Senior Notes due 2021 .......... SIRIUS XM 5.25% Senior Secured Notes due 2022 . . SIRIUS XM 4.25% Senior Notes due 2020 . . . . . . . . . . SIRIUS XM 4.625% Senior Notes due 2023. . . . . . . . . SIRIUS XM 6% Senior Notes due 2024 ............ SIRIUS XM 5.375% Senior Notes due 2025. . . . . . . . . $ $ $ $ $ $ $ 681 618 423 507 490 1,567 1,010 Due to the variable rate nature of the Credit Facility, margin loans and other debt, the Company believes that the carrying amount approximates fair value at December 31, 2015. F-55

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES Notes to Consolidated Financial Statements (Continued) December 31, 2015, 2014 and 2013 Five Year Maturities The annual principal maturities of outstanding debt obligations for each of the next five years is as follows (amounts in millions): 2016 . . . . . ................................................... 2017 . . . . . ................................................... 2018 . . . . . ................................................... 2019 . . . . . ................................................... 2020 . . . . . ................................................... $ $ $ $ $ 256 5 46 3 1,596 (10) Income Taxes Income tax benefit (expense) consists of: Years ended December 31, 2015 2014 2013 amounts in millions Current: Federal .................................................... State and local ............................................... Foreign ..................................................... $ (17) (17) (1) 18 7 — (45) 3 5 (35) 25 (37) Deferred: Federal ..................................................... State and local ............................................... Foreign ..................................................... (145) (30) — (103) 12 — 165 7 — (175) (91) 172 Income tax benefit (expense) .................................... $ (210) (66) 135 Income tax benefit (expense) differs from the amounts computed by applying the U.S. federal income tax rate of 35% as a result of the following: Years ended December 31, 2015 2014 2013 amounts in millions Computed expected tax benefit (expense) .......................... Non-taxable gain on book consolidation of SIRIUS XM .............. Liquidation of consolidated subsidiaries ........................... Non-taxable exchange of subsidiary............................... Dividends received deductions ................................... Sale of subsidiary shares to subsidiary treated as a dividend for tax . . . . . State and local income taxes, net of federal income taxes ............. Change in valuation allowance affecting tax expense ................. Recognition of tax benefits not previously recognized, net . . . . . . . . . . . . Other, net .................................................... Income tax benefit (expense) .................................. $ (160) — — — 2 — (1) (44) — (7) (161) — 107 — 99 (123) (4) (2) 11 7 (3,100) 3,054 — 174 46 (56) 11 9 — (3) $ (210) (66) 135 For the year ended December 31, 2015 the significant reconciling item, as noted in the table above, is a $44 million increase in the valuation allowance due to the effect of a tax law change in the District of Columbia (“D.C.”) which reduces F-56

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES Notes to Consolidated Financial Statements (Continued) December 31, 2015, 2014 and 2013 the future allocation of SIRIUS XM’s taxable income in D.C. As a result, SIRIUS XM expects it will utilize less of its D.C. net operating losses in the future, resulting in a $44 million increase in the valuation allowance offsetting the deferred tax asset for these net operating losses. For the year ended December 31, 2014 the significant reconciling items, as noted in the table above, are the result of taxes attributable to our sale of Sirius XM shares to Sirius XM, which is treated as a taxable distribution, but is not recognized for financial statement purposes. In addition, we recognized a benefit on our liquidation of a consolidated partnership investment and the related reduction in the tax basis of the partnership’s assets, which was not recognized for financial statement purposes and a dividends received deduction, primarily attributable to the taxable SIRIUS XM distribution during the year. For the year ended December 31, 2013 the significant reconciling items, as noted in the table above, are the result of a $7.5 billion non-taxable gain on the consolidation of SIRIUS XM on January 18, 2013, as discussed in note 3, and the non-taxable exchange of one of Liberty's consolidated subsidiaries on October 4, 2013, in exchange for Liberty shares (see note 11 for further discussion of this transaction). The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities are presented below: December 31, 2015 2014 amounts in millions Deferred tax assets: Net operating and capital loss carryforwards ........................ Accrued stock compensation ..................................... Other accrued liabilities ......................................... Deferred revenue ............................................... Other future deductible amounts . . . . . . . . . . . . ...................... Deferred tax assets ........................................... Valuation allowance ............................................ Net deferred tax assets ........................................ Deferred tax liabilities: Investments ................................................... Intangible assets ............................................... Discount on debt ............................................... Other......................................................... Deferred tax liabilities ........................................ Net deferred tax liabilities ......................................... $ 1,795 140 76 729 7 2,119 127 88 678 10 2,747 3,022 (49) (5) 2,698 3,017 67 3,955 30 313 229 3,991 — 304 4,365 4,524 $ 1,667 1,507 SIRIUS XM's deferred tax assets and liabilities are included in the amounts above although SIRIUS XM's deferred tax assets and liabilities are not offset with Liberty's deferred tax assets and liabilities as SIRIUS XM is not included in the group tax return of Liberty. Liberty's acquisition of a controlling interest in SIRIUS XM's outstanding common stock during January 2013 did not create a change in control under Section 382 of the Internal Revenue Code. The Company's net increase in the valuation allowance of $44 million in 2015 was recorded entirely to income tax expense. At December 31, 2015, the Company had federal net operating loss carryforwards for income tax purposes which, if not utilized to reduce taxable income in future periods, will expire between 2017 and 2035, most of which expire between 2025 and 2035. The Company's federal net operating loss carryforwards are primarily attributable to those at the SIRIUS F-57

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES Notes to Consolidated Financial Statements (Continued) December 31, 2015, 2014 and 2013 XM level ($4.6 billion, $1.61 billion tax effected). SIRIUS XM also has state net operating loss carryforwards, tax effected, of $148 million. The Company also has federal net operating losses at the Liberty level of $95 million ($33 million tax effected) and state net operating loss carryforwards, tax effected, of $4 million. In addition, Liberty currently has $191 million of excess share-based compensation deductions which are included in the gross operating loss carryforward on its tax return of $286 million. Excess tax compensation benefits are recorded off balance sheet until the excess tax benefit is realized through a reduction of taxes payable. A reconciliation of unrecognized tax benefits is as follows: December 31, 2015 2014 2013 amounts in millions Balance at beginning of year ....................... Reductions for tax positions of prior years . . . . . . . . . . Lapse in the statute of limitations.................. Increase in tax positions from prior years ........... Increase in tax positions from acquisition ........... Balance at end of year ............................ $ 2 — — 252 — 30 (11) (17) — — 29 — — — 1 $ 254 2 30 As of December 31, 2015, the Company had recorded tax reserves of $254 million related to unrecognized tax benefits for uncertain tax positions. If such tax benefits were to be recognized for financial statement purposes, less than $184 million dollars would be reflected in the Company's tax expense and affect its effective tax rate. We do not currently anticipate that our existing reserves related to uncertain tax positions as of December 31, 2015 will significantly increase or decrease during the twelve-month period ending December 31, 2016; however, various events could cause our current expectations to change in the future. The Company's estimate of its unrecognized tax benefits related to uncertain tax positions requires a high degree of judgment. During 2015, the Company increased its unrecognized tax benefits balance to $254 million. The increase is primarily attributable to additional state net operating losses recorded for prior tax years at SIRIUS XM as a result of a state law change. Because SIRIUS XM does not believe its position with respect to the state net operating losses is greater than more-likely-than-not, it recorded a corresponding amount of unrecognized tax benefits during 2015. As of December 31, 2015, the Company's tax years prior to 2012 are closed for federal income tax purposes, and the IRS has completed its examination of the Company's 2012 through 2014 tax years. The Company's tax loss carryforwards from its 2011 through 2014 tax years are still subject to adjustment. The Company's 2015 tax year is being examined currently as part of the IRS's Compliance Assurance Process ("CAP") program. Various states are currently examining the Company's prior years state income tax returns. Sirius XM, which does not consolidate with Liberty for income tax purposes, has federal and certain state income tax audits pending. We do not expect the ultimate disposition of these audits to have a material adverse effect on our financial position or results of operations. As of December 31, 2015, the Company had less than a million dollars in accrued interest and penalties recorded related to uncertain tax positions. (11) Stockholders' Equity Preferred Stock Liberty's preferred stock is issuable, from time to time, with such designations, preferences and relative participating, optional or other rights, qualifications, limitations or restrictions thereof, as shall be stated and expressed in a resolution or F-58

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES Notes to Consolidated Financial Statements (Continued) December 31, 2015, 2014 and 2013 resolutions providing for the issue of such preferred stock adopted by Liberty's board of directors. As of December 31, 2015, no shares of preferred stock were issued. Common Stock As discussed in note 1, on July 23, 2014, holders of Series A and Series B common stock received a dividend of two shares of Series C common stock for each share of Series A or Series B common stock held by them as of July 7, 2014. Liberty's Series A common stock has one vote per share, Liberty's Series B common stock has ten votes per share and Liberty’s Series C common stock has no votes per share. Each share of the Series B common stock is exchangeable at the option of the holder for one share of Series A common stock. All series of our common stock participate on an equal basis with respect to dividends and distributions. As of December 31, 2015, there were 2.4 million shares of Series A and 10.6 million shares of Series C common stock reserved for issuance under exercise privileges of outstanding stock options. Purchases of Common Stock During the year ended December 31, 2013 the Company repurchased 1,264,550 shares of Series A Liberty common stock for aggregate cash consideration of $140 million under the authorized repurchase program. Additionally, Liberty obtained shares of Liberty Series A common stock on October 3, 2013, pursuant to a transaction in which a subsidiary of Comcast, Inc. exchanged approximately 6.3 million shares of Liberty's Series A common stock for a newly created subsidiary of Liberty which held Liberty's wholly-owned subsidiary Leisure Arts, Inc., approximately $417 million in cash and Liberty's rights in and to a revenue sharing agreement relating to the carriage of CNBC ("CNBC Agreement"). Liberty recorded a gain of approximately $496 million determined based on the difference between the fair value of the shares obtained in the exchange transaction and the carrying value assets and businesses delivered. These exchange shares obtained were done so through special approval from the Company's Board of Directors and was not considered a repurchase of shares under the Company's formal share repurchase program. Liberty treated the transaction as a tax-free exchange. In January 2014, the IRS completed its review of the exchange and notified Liberty that it agreed with the non-taxable characterization of the transaction. There were no repurchases of Liberty common stock made pursuant to the Company’s authorized repurchase program during the year ended December 31, 2014. During the year ended December 31, 2015, the Company repurchased 9.2 million shares of Liberty Media Series A and Series C common stock for aggregate cash consideration of $350 million under the authorized repurchase program. All of the foregoing shares obtained have been retired and returned to the status of authorized and available for issuance. F-59

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES Notes to Consolidated Financial Statements (Continued) December 31, 2015, 2014 and 2013 Potential Recapitalization of Tracking Stock Groups During November 2015, Liberty’s board of directors authorized management to pursue a reclassification of the Company’s common stock into three new tracking stock groups, one to be designated as the Liberty Braves tracking stock, one to be designated as the Liberty Media tracking stock and one to be designated as the Liberty SiriusXM tracking stock, and to cause to be distributed subscription rights related to the Liberty Braves tracking stock following the creation of the new tracking stocks. In connection with the creation of the new tracking stocks, each outstanding share of Liberty’s Series A, Series B and Series C common stock would be cancelled and reclassified by exchanging each such share for newly issued shares of the corresponding series of Liberty Braves tracking stock, Liberty Media tracking stock and Liberty SiriusXM tracking stock. Cash will be paid in lieu of the issuance of any fractional shares. In addition, following the creation of the new tracking stocks, Liberty would distribute to holders of its Liberty Braves tracking stock subscription rights to acquire shares of Series C Liberty Braves tracking stock. The record dates, distribution dates, and distribution ratios for the creation of the new tracking stocks and the distribution of subscription rights will be announced at a later date. The Liberty Braves tracking stock would be intended to track and reflect the separate economic performance of the businesses, assets and liabilities to be attributed to the Liberty Braves Group. Liberty intends to attribute to the Liberty Braves Group its subsidiary, Braves Holdings, LLC (“Braves Holdings”), which indirectly owns the Atlanta Braves Major League Baseball Club (“ANLBC”) and certain assets and liabilities associated with ANLBC’s stadium and mixed use development project (the “Development Project”), cash and all liabilities arising under a note from Braves Holdings to Liberty, with a total capacity of up to $165 million of borrowings by Braves Holdings (the “Intergroup Note”) relating to funds to be borrowed and used for investment in the Development Project. The Intergroup Note is expected to be repaid using proceeds from the proposed subscription rights offering (as described in more detail below). Any remaining proceeds from the rights offering will be attributed to the Liberty Braves Group. The Liberty SiriusXM tracking stock would be intended to track and reflect the separate economic performance of the businesses, assets and liabilities to be attributed to the Liberty SiriusXM Group. Liberty intends to attribute to the Liberty SiriusXM Group its subsidiary SIRIUS XM, cash and its margin loan obligation incurred by a wholly-owned special purpose subsidiary of Liberty. The Liberty Media tracking stock would be intended to track and reflect the separate economic performance of the businesses, assets and liabilities to be attributed to the Liberty Media Group. Liberty intends to attribute to the Liberty Media Group all of the businesses, assets and liabilities of Liberty other than those specifically attributed to the Liberty Braves Group or the Liberty SiriusXM Group, including Liberty’s interests in Live Nation, minority equity investments in Time Warner, Inc. and Viacom, Inc., the Intergroup Note, any recovery received in connection with the Vivendi lawsuit and cash, as well as Liberty’s 1.375% Cash Convertible Notes due 2023 and related financial instruments. Following the creation of the tracking stocks, the Liberty Media Group will also hold an approximate 20% inter-group interest in the Liberty Braves Group. The subscription rights to acquire shares of Series C Liberty Braves tracking stock are expected to be issued to raise capital to repay the Intergroup Note and for working capital purposes. The subscription rights would enable the holders to acquire shares of Series C Liberty Braves tracking stock at a 20% discount to the market price of the Series C Liberty Braves tracking stock. Liberty expects the subscription rights to be publicly traded, once the exercise price has been established and the rights offering to expire twenty trading days following its commencement. Liberty expects that the Series A, Series B and Series C Liberty Braves Group common stock will trade under the symbols BATRA/B/K respectively, that the Series A, Series B and Series C Liberty Media Group common stock will trade under the symbols LMCA/B/K, respectively, and that the Series A, Series B and Series C Liberty SiriusXM Group common stock will trade under the symbols LSXMA/B/K, respectively. Liberty expects that Series A and Series C of each F-60

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES Notes to Consolidated Financial Statements (Continued) December 31, 2015, 2014 and 2013 of the Liberty Braves tracking stock and the Liberty Media tracking stock will trade on the Nasdaq Stock Market and that Series B of each of these stocks will trade on the OTC Markets. In addition, Liberty expects that each series (Series A, Series B and Series C) of the Liberty SiriusXM tracking stock will trade on the Nasdaq Stock Market. The creation of the new tracking stocks will be subject to various conditions, including the requisite approval of the holders of Liberty’s common stock at a stockholders’ meeting and the receipt of the opinion of tax counsel. Liberty expects to complete the creation of the new tracking stocks in the first half of 2016. The rights offering will also be subject to various conditions, including the creation of the new tracking stocks. (12) Transactions with Officers and Directors Chief Executive Officer Compensation Arrangement In December 2014, the Compensation Committee (the "Committee") of Liberty approved a compensation arrangement, including term options as discussed in note 13, for its President and Chief Executive Officer (the "CEO"). The arrangement provides for a five year employment term which began on January 1, 2015 and ends December 31, 2019, with an annual base salary of $960,750, increasing annually by 5% of the prior year's base salary, and an annual target cash bonus equal to 250% of the applicable year's annual base salary. The arrangement also provides that, in the event the CEO is terminated for "cause,” he will be entitled only to his accrued base salary and any amounts due under applicable law and he will forfeit all rights to his unvested term options. If, however, the CEO is terminated by Liberty without cause or if he terminates his employment for “good reason," he will be entitled to his accrued base salary, his accrued but unpaid bonus and any amounts due under applicable law, a severance payment of 1.5 times his base salary during the year of his termination, a payment equal to $11,750,000 pro rated based upon the elapsed number of days in the calendar year of termination, a payment equal to $17.5 million, and his unvested term options will generally vest pro rata based on the portion of the term elapsed through the termination date plus 18 months and for all vested and accelerated options to remain exercisable until their respective expiration dates. If, however, the CEO terminates his employment without “good reason," he will be entitled to his accrued base salary, his accrued but unpaid bonus and any amounts due under applicable law, a payment equal to $11,750,000 pro rated based upon the elapsed number of days in the calendar year of termination, and for his unvested term options to generally vest pro rata based on the portion of the term elapsed through the termination date and all vested and accelerated options to remain exercisable until their respective expiration dates. Lastly, in the case of the CEO's death or his disability, he is entitled to his accrued base salary, his accrued but unpaid bonus and any amounts due under applicable law, a payment of 1.5 times his base salary during the year of his termination, a payment equal to $11,750,000 pro rated based upon the elapsed number of days in the calendar year of termination, a payment equal to $17.5 million, and for his unvested term options to fully vest and for his vested and accelerated term options to remain exercisable until their respective expiration dates. Beginning in 2015, the CEO receives annual performance-based options to purchase shares of LMCK with a term of 7 years (the “Performance Options”) and performance-based restricted stock units with respect to LMCK (the “Performance RSUs” and together with the Performance Options, the “Performance Awards”) during the employment term. Grants of Performance Awards will be allocated between Liberty and Liberty Interactive. The aggregate target amount to be allocated between Liberty and Liberty Interactive will be $16 million with respect to calendar year 2015, $17 million with respect to calendar year 2016, $18 million with respect to calendar year 2017, $19 million with respect to calendar year 2018 and $20 million with respect to calendar year 2019. Vesting of the Performance Awards will be determined based on satisfaction of performance metrics that will be set by Liberty and Liberty Interactive’s respective compensation committees in the first quarter of each applicable year, except that the CEO will forfeit his unvested Performance Awards if his employment is terminated for any reason before the end of the applicable year, except that the CEO will forfeit his unvested Performance Awards if his employment is terminated for any reason before the end of the applicable year. In addition, Liberty and Liberty Interactive’s compensation committees may grant additional Performance Awards, with a value of up to 50% of the target amount allocated to Liberty for the relevant year (the “Above Target F-61

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES Notes to Consolidated Financial Statements (Continued) December 31, 2015, 2014 and 2013 Awards”), and the compensation committees may determine to establish additional performance metrics with respect to such Above Target Awards. Salary compensation related to services provided by the CEO is charged from Liberty to Liberty TripAdvisor and Liberty Broadband pursuant to the Services Agreements with each respective company. Any cash bonus attributable to the performance of Liberty or Liberty Interactive is paid directly by each respective company. Chairman's Employment Agreement On December 12, 2008, the Committee determined to modify its employment arrangements with its Chairman of the Board, to permit the Chairman to begin receiving payments in 2009 in satisfaction of Liberty's obligations to him under two deferred compensation plans and a salary continuation plan. Under one of the deferred compensation plans (the "8% Plan"), compensation has been deferred by the Chairman since January 1, 1993 and accrues interest at the rate of 8% per annum compounded annually from the applicable date of deferral. The amount owed to the Chairman under the 8% Plan aggregated approximately $2.4 million at December 31, 2008. Under the second plan (the "13% Plan"), compensation was deferred by the Chairman from 1982 until December 31, 1992 and accrues interest at the rate of 13% per annum compounded annually from the applicable date of deferral. The amount owed to the Chairman under the 13% Plan aggregated approximately $20 million at December 31, 2008. Both deferred compensation plans had provided for payment of the amounts owed to him in 240 monthly installments beginning upon termination of his employment. Under his salary continuation plan, the Chairman would have been entitled to receive $15,000 (increased at the rate of 12% per annum compounded annually from January 1, 1998 to the date of the first payment, (the "Base Amount") per month for 240 months beginning upon termination of his employment. The amount owed to the Chairman under the salary continuation plan aggregated approximately $39 million at December 31, 2008. There is no further accrual of interest under the salary continuation plan once payments have begun. The Committee determined to modify all three plans and began making payments to the Chairman in 2009, while he remains employed by the Company. By commencing payments under the salary continuation plan, interest ceased to accrue on the Base Amount. As a result of these modifications, the Chairman will receive 240 equal monthly installments as follows: (1) approximately $20,000 under the 8% Plan; (2) approximately $237,000 under the 13% Plan; and (3) approximately $164,000 under the salary continuation plan. The Committee also approved certain immaterial amendments to the Chairman's employment agreement intended to comply with Section 409A of the Internal Revenue Code. (13) Stock-Based Compensation Liberty - Incentive Plans Pursuant to the Liberty Media Corporation 2013 Incentive Plan (the "2013 Plan"), the Company may grant stock options ("Awards") to purchase shares of Series A, Series B and Series C Liberty common stock. The 2013 Plan provides for Awards to be made in respect of a maximum of 75 million shares of Liberty common stock. Awards generally vest over 4-5 years and have a term of 7-10 years. Liberty issues new shares upon exercise of equity awards. The Company measures the cost of employee services received in exchange for an Award of equity instruments (such as stock options and restricted stock) based on the grant-date fair value of the Award, and recognizes that cost over the period during which the employee is required to provide service (usually the vesting period of the Award). Pursuant to the Liberty Media Corporation 2013 Nonemployee Director Incentive Plan, as amended from time to time (the "2013 NDIP"), the Liberty Board of Directors has the full power and authority to grant eligible nonemployee directors stock options, SARs, stock options with tandem SARs, and restricted stock. F-62

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES Notes to Consolidated Financial Statements (Continued) December 31, 2015, 2014 and 2013 On July 23, 2014 a dividend of Series C common stock was distributed and adjustments to the Awards outstanding were required to reflect the changes to the capital structure of the Company. For every Series A Award held, two Series C Awards were issued with an exercise price equal to one third the exercise price of the outstanding Award. Additionally, the exercise price of the outstanding Series A Awards was adjusted to one third the exercise price associated with such Award. The change to outstanding Awards did not change the aggregate intrinsic value associated with the Awards outstanding just prior to the distribution and immediately following the distribution. In connection with the Broadband Spin-Off during 2014, the holder of an outstanding Award to purchase shares of Series A, Series B, and Series C common stock on the record date (a “Liberty Award”) received an Award to purchase shares of the corresponding series of Liberty Broadband common stock and an adjustment to the exercise price and number of shares subject to the original Liberty Award (as so adjusted, an “adjusted Liberty Award”). Following the Broadband Spin-Off, employees of Liberty hold Awards in both Liberty common stock and Liberty Broadband common stock. The compensation expense relating to employees of Liberty is recorded at Liberty and included in the Company’s consolidated financial statements. Similarly, following the Starz Spin-Off during 2013, employees of Liberty and Starz hold Awards in both Liberty common stock and Starz common stock. The compensation expense relating to the employees of Liberty is recorded at Liberty and the compensation expense relating to employees of Starz is recorded at Starz. Liberty - Grants of stock options Awards granted in 2015, 2014 and 2013 pursuant to the Incentive Plans discussed above are summarized as follows: Years ended December 31, 2015 2014 2013 Weighted Options average granted grant-date (000's) fair value Weighted Options average granted grant-date (000's) fair value Weighted Options average granted grant-date (000's) fair value Series A Liberty common stock ...................— $— Series C Liberty common stock ...................2,476 $ 13.37 1 $ 38.86 3,359 $ 11.09 23 $ 55.16 NA $ NA During the year ended December 31, 2015, the Company granted a total of approximately 2.5 million options to purchase shares of Series C common stock. A portion of the options granted was comprised of 676 thousand options with a weighted average grant-date fair value (“GDFV”) of $10.86 per share that vest annually over 3 years and 1.3 million options with a weighted average GDFV of $15.52 per share that vest 50% each on December 31, 2019 and 2020. In connection with our CEO’s employment agreement, Liberty also granted 420 thousand performance-based options of Series C common stock and 34 thousand performance-based restricted stock units of Series C common stock during 2015. Such options and restricted stock units had a weighted average grant-date fair value of $12.15 per share and $38.20 per share, respectively. The performance-based options and performance-based restricted stock units cliff vest in one year, subject to satisfaction of certain performance objectives. During the year ended December 31, 2014, Liberty granted 3.3 million options to purchase shares of Series C common stock to the CEO of Liberty in connection with his employment agreement (see note 12); of those options, one half vest on December 24, 2018 and the other half vest on December 24, 2019. The remainder of the options granted typically vest quarterly over a 4 year vesting period. F-63

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES Notes to Consolidated Financial Statements (Continued) December 31, 2015, 2014 and 2013 The Company has calculated the grant-date fair value for all of its equity classified awards using the Black-Scholes Model. The Company estimates the expected term of the Awards based on historical exercise and forfeiture data. For grants made in 2015, 2014 and 2013, the range of expected terms was 4.6 to 7.9 years. The volatility used in the calculation for Awards is based on the historical volatility of Liberty's stocks and the implied volatility of publicly traded Liberty options. The Company uses a zero dividend rate and the risk-free rate for Treasury Bonds with a term similar to that of the subject options. The following table presents the volatilities used by the Company in the Black-Scholes Model for the 2015, 2014 and 2013 grants. Volatility 2015 grants Liberty options ..................... 2014 grants Liberty options ..................... 2013 grants Liberty options ..................... 24.7% - 36.7% 28.2% - 31.3% 31.3% - 41.4 % Liberty - Outstanding Awards The following table presents the number and weighted average exercise price ("WAEP") of Awards to purchase Liberty common stock granted to certain officers, employees and directors of the Company, as well as the weighted average remaining life and aggregate intrinsic value of the Awards. Series A Weighted average remaining life Aggregate intrinsic value (in millions) Liberty Awards (000's) WA EP Outstanding at January 1, 2015 .................. Granted .................................... Exercised................................... Forfeited/Cancelled/Exchanged ................ Outstanding at December 31, 2015 . . . . . . . . . . . . . . . Exercisable at December 31, 2015 . . . . . . . . . . . . . . . 3,207 — (845) (2) $ 23.21 $ — $ 22.77 $ 32.20 $ 23.36 $ 23.24 2,360 3.3 years 3.1 years $ $ 37 36 2,264 Series C Weighted average remaining life Aggregate intrinsic value (in millions) Liberty Awards (000's) WA EP Outstanding at January 1, 2015 ................... Granted ..................................... Exercised .................................... Forfeited/Cancelled/Exchanged .................. Outstanding at December 31, 2015 . . . . . . . . . . . . . . . . Exercisable at December 31, 2015 . . . . . . . . . . . . . . . . . 9,833 2,476 (1,691) (5) $ 26.71 $ 38.29 $ 22.47 $ 31.95 $ 30.09 $ 22.96 10,613 5.0 years 3.2 years $ $ 86 70 4,598 F-64

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES Notes to Consolidated Financial Statements (Continued) December 31, 2015, 2014 and 2013 There were no outstanding Series B options during 2015. As of December 31, 2015, the total unrecognized compensation cost related to unvested Liberty Awards was approximately $56 million. Such amount will be recognized in the Company's consolidated statements of operations over a weighted average period of approximately 2.5 years. Liberty - Exercises The aggregate intrinsic value of all options exercised during the years ended December 31, 2015, 2014 and 2013 was $40 million, $17 million and $23 million, respectively. Liberty - Restricted Stock The Company had approximately 214,000 unvested restricted shares of Liberty common stock held by certain directors, officers and employees of the Company as of December 31, 2015, with a weighted average grant-date fair value of $20.27 per share. The aggregate fair value of all restricted shares of Liberty common stock that vested during the years ended December 31, 2015, 2014 and 2013 was $2 million, $1 million and $7 million, respectively. SIRIUS XM - Stock-based Compensation During the year ended December 31, 2015, SIRIUS XM granted stock options and restricted stock units to its employees and members of its board of directors and granted stock options to certain third parties. SIRIUS XM also calculates the grant-date fair value for all of its equity classified awards and any subsequent remeasurement of its liability classified awards using the Black-Scholes Model. The weighted average volatility applied to the fair value determination of SIRIUS XM’s option grants during 2015, 2014 and 2013 was 29%, 33% and 47%, respectively. During the year ended December 31, 2015, SIRIUS XM granted approximately 145.4 million stock options with a weighted-average exercise price of $3.95 per share and a grant date fair value of $1.11 per share. As of December 31, 2015, SIRIUS XM has approximately 338.5 million options outstanding of which approximately 121.8 million are exercisable, each with a weighted-average exercise price per share of $3.29 and $2.51, respectively. The aggregate intrinsic value of these outstanding and exercisable options was $268 million and $194 million, respectively. During the year ended December 31, 2015, SIRIUS XM granted approximately 9 million restricted stock units with a grant date fair value of $3.92 per share. The stock-based compensation related to SIRIUS XM stock options and restricted stock awards was $157 million, $148 million and $133 million for the years ended December 31, 2015, 2014, and 2013, respectively. As of December 31, 2015, the total unrecognized compensation cost related to unvested SIRIUS XM stock options was $262 million. The SIRIUS XM unrecognized compensation cost will be recognized in the Company's consolidated statements of operations over a weighted average period of approximately 3.0 years. Other Certain of the Company's other subsidiaries have stock based compensation plans under which employees and non-employees are granted options or similar stock based awards. Awards made under these plans vest and become exercisable over various terms. The awards and compensation recorded, if any, under these plans is not significant to the Company. (14) Employee Benefit Plans Liberty is the sponsor of the Liberty Media 401(k) Savings Plan (the "Liberty 401(k) Plan"), which provides its employees and the employees of certain of its subsidiaries an opportunity for ownership in the Company and creates a F-65

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES Notes to Consolidated Financial Statements (Continued) December 31, 2015, 2014 and 2013 retirement fund. The Liberty 401(k) Plan provides for employees to make contributions to a trust for investment in Liberty common stock, as well as several mutual funds. The Company and its subsidiaries make matching contributions to the Liberty 401(k) Plan based on a percentage of the amount contributed by employees. In addition, certain of the Company's subsidiaries have similar employee benefit plans. Employer cash contributions to all plans aggregated $15 million, $11 million and $12 million for each of the years ended December 31, 2015, 2014 and 2013, respectively. (15) Other Comprehensive Earnings (Loss) Accumulated other comprehensive earnings (loss) included in Liberty's consolidated balance sheets and consolidated statements of equity reflect the aggregate of foreign currency translation adjustments, unrealized holding gains and losses on AFS securities and Liberty's share of accumulated other comprehensive earnings of affiliates. The change in the components of accumulated other comprehensive earnings (loss), net of taxes ("AOCI"), is summarized as follows: Unrealized holding gains (losses) on securities Foreign currency translation adjustment AOCI of discontinued Other operations AOCI amounts in millions Balance at January 1, 2013 ............................ Other comprehensive earnings (loss) attributable to Liberty Media Corporation stockholders ...................... Distribution to stockholders for Starz Spin-Off . . . . . . . . . . Balance at December 31, 2013 . . ....................... Other comprehensive earnings (loss) attributable to Liberty Media Corporation stockholders ...................... Distribution to stockholders for Broadband Spin-Off . . . . . Balance at December 31, 2014 . . ....................... Other comprehensive earnings (loss) attributable to Liberty Media Corporation stockholders ...................... Balance at December 31, 2015 . . ....................... $ 20 — (5) (3) 12 (15) — — — 4 — — 3 (11) 3 5 — (1) — 4 (8) (7) — — (9) (1) — — (17) (8) (10) — (11) — (21) — (23) (7) — (30) $ (10) (23) (18) — (51) F-66

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES Notes to Consolidated Financial Statements (Continued) December 31, 2015, 2014 and 2013 The components of other comprehensive earnings (loss) are reflected in Liberty's consolidated statements of comprehensive earnings (loss) net of taxes. The following table summarizes the tax effects related to each component of other comprehensive earnings (loss). Tax Before-tax (expense) Net-of-tax amount benefit amount amounts in millions Year ended December 31, 2015: Foreign currency translation adjustments ................................... Other comprehensive earnings ......................................... Year ended December 31, 2014: Unrealized holding gains (losses) on securities arising during period. . . . . . . . . .... Foreign currency translation adjustments ................................... Other comprehensive earnings ......................................... Year ended December 31, 2013: Unrealized holding gains (losses) on securities arising during period. . . . . . . . . .... Reclassification adjustment for holding (gains) losses realized in net earnings (loss) Foreign currency translation adjustments ................................... Other comprehensive earnings ......................................... $ $ (77) 28 (49) (77) 28 (49) $ (13) (14) 5 5 (8) (9) $ (27) 10 (17) $ 16 (40) 6 (6) 15 (2) 10 (25) 4 $ (18) 7 (11) (16) Commitments and Contingencies Guarantees In connection with agreements for the sale of assets by the Company or its subsidiaries, the Company may retain liabilities that relate to events occurring prior to its sale, such as tax, environmental, litigation and employment matters. The Company generally indemnifies the purchaser in the event that a third party asserts a claim against the purchaser that relates to a liability retained by the Company. These types of indemnification obligations may extend for a number of years. The Company is unable to estimate the maximum potential liability for these types of indemnification obligations as the sale agreements may not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, the Company has not made any significant indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification guarantees. Employment Contracts The Atlanta Braves and certain of their players and coaches have entered into long-term employment contracts whereby such individuals' compensation is guaranteed. Amounts due under guaranteed contracts as of December 31, 2015 aggregated $273 million, which is payable as follows: $77 million in 2016, $54 million in 2017, $49 million in 2018, $40 million in 2019, and $53 million thereafter. In addition to the foregoing amounts, certain players and coaches may earn incentive compensation under the terms of their employment contracts. Operating Leases The Company leases business offices, has entered into satellite transponder lease agreements and uses certain equipment under lease arrangements. These leases provide for minimum lease payments, additional operating expense charges, leasehold improvements and rent escalations, and certain leases have options to renew. The effect of the rent holidays and rent concessions are recognized on a straight-line basis over the lease term, including reasonably assured renewal periods. F-67

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES Notes to Consolidated Financial Statements (Continued) December 31, 2015, 2014 and 2013 Rental expense under such arrangements amounted to $53 million, $52 million and $48 million for the years ended December 31, 2015, 2014 and 2013, respectively. A summary of future minimum lease payments under cancelable and noncancelable December 31, 2015 follows (amounts in millions): operating leases as of Years ending December 31: 2016 . . . . . ........................................................ 2017 . . . . . ........................................................ 2018 . . . . . ........................................................ 2019 . . . . . ........................................................ 2020 . . . . . ........................................................ Thereafter ......................................................... $ $ $ $ $ $ 48 50 49 44 41 351 It is expected that in the normal course of business, leases that expire generally will be renewed or replaced by leases on other properties; thus, it is anticipated that future lease commitments will not be less than the amount shown for 2015. Programming and content SIRIUS XM has entered into various programming agreements under which SIRIUS XM's obligations include fixed payments, advertising commitments and revenue sharing arrangements. Amounts due under such agreements are payable as follows: $247 million in 2016, $225 million in 2017, $205 million in 2018, $188 million in 2019 and $163 million in 2020. Future revenue sharing costs are dependent upon many factors and are difficult to estimate; therefore, they are not included in the amounts above. Litigation The Company has contingent liabilities related to legal and tax proceedings and other matters arising in the ordinary course of business. We record a liability when we believe that it is both probable that a liability will be incurred and the amount of loss can be reasonably estimated. We evaluate developments in legal matters that could affect the amount of the liability accrual and make adjustments as appropriate. Significant judgment is required to determine both probability and the estimated amount of a loss or potential loss. We may be unable to reasonably estimate the reasonably possible loss or range of loss for a particular legal contingency for various reasons, including, among others, because: (i) the damages sought are indeterminate; (ii) the proceedings are in the relative early stages; (iii) there is uncertainty as to the outcome of pending proceedings (including motions and appeals); (iv) there is uncertainty as to the likelihood of settlement and the outcome of any negotiations with respect thereto; (v) there remain significant factual issues to be determined or resolved; (vi) the relevant law is unsettled; or (vii) the proceedings involve novel or untested legal theories. In such instances, there may be considerable uncertainty regarding the ultimate resolution of such matters, including a possible eventual loss, if any. In the opinion of management, it is expected that amounts, if any, which may be required to satisfy such contingencies will not be material in relation to the accompanying consolidated financial statements. In connection with a commercial transaction that closed during 2002 among Liberty, Vivendi Universal S.A. (“Vivendi”) and the former USA Holdings, Inc., Liberty brought suit against Vivendi and Universal Studios, Inc. in the United States District Court for the Southern District of New York, alleging, among other things, breach of contract and fraud by Vivendi. On June 25, 2012, a jury awarded Liberty damages in the amount of €765 million, plus prejudgment interest, in connection with a finding of breach of contract and fraud by the defendants. On January 17, 2013, the court entered judgment in favor of Liberty in the amount of approximately €945 million, including prejudgment interest. The parties negotiated a stay of the execution of the judgment during the pendency of the appeal. Vivendi filed notice of its appeal of the judgment to the United States Court of Appeals for the Second Circuit. Subsequent to December 31, 2015 F-68

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES Notes to Consolidated Financial Statements (Continued) December 31, 2015, 2014 and 2013 Liberty entered into a settlement with Vivendi which resulted in a $775 million payment to settle all claims related to the dispute described above. Following the payment of a contingency fee to our legal counsel, as well as amounts payable to Liberty Global plc, an additional plaintiff in the action, Liberty expects to net pre-tax proceeds of approximately $510 million. This settlement will result in a dismissal of all appeals and mutual releases of the parties. SIRIUS XM is a defendant in several purported class action suits that allege that SIRIUS XM, or certain call center vendors acting on its behalf, made numerous calls which violate provisions of the Telephone Consumer Protection Act of 1991 (the “TCPA”). The plaintiffs in these actions allege, among other things, that SIRIUS XM called mobile phones using an automatic telephone dialing system without the consumer’s prior consent or, alternatively, after the consumer revoked their prior consent. In one of the actions, the plaintiff alleges that SIRIUS XM violated the TCPA’s call time restrictions, and in one of the other actions, the plaintiff also alleges that SIRIUS XM violated the TCPA’s do not call restrictions. SIRIUS XM’s vendors make millions of calls each month to consumers, including SIRIUS XM’s subscribers, as part of its customer service and marketing efforts. The plaintiffs in these suits are seeking various forms of relief, including statutory damages of five-hundred dollars for each violation of the TCPA or, in the alternative, treble damages of up to fifteen-hundred dollars for each knowing and willful violation of the TCPA, as well as payment of interest, attorneys’ fees and costs, and certain injunctive relief prohibiting violations of the TCPA in the future. SIRIUS XM believes it has substantial defenses to the claims asserted in these actions and intends to defend them vigorously. These purported class action cases are titled Erik Knutson v. Sirius XM Radio Inc., No. 12-cv-0418-AJB-NLS (S.D. Cal.), Francis W. Hooker v. Sirius XM Radio, Inc., No. 4:13-cv-3 (E.D. Va.), Yefim Elikman v. Sirius XM Radio, Inc. and Career Horizons, Inc., No. 1:15-cv-02093 (N.D. Ill.), and Anthony Parker v. Sirius XM Radio, Inc., No. 8:15-cv-01710-JSM-EAJ (M.D. Fla). These actions were commenced in February 2012, January 2013, April 2015 and July 2015, respectively, in the United States District Court for the Eastern District of Virginia, Newport News Division, the United States District Court for the Southern District of California, the United States District Court for the Northern District of Illinois and the United States District Court for the Middle District of Florida, respectively. Information concerning each of these actions is publicly available in court filings under their docket numbers. SIRIUS XM has notified certain of its call center vendors of these actions and requested that they defend and indemnify it against these claims pursuant to the provisions of their existing or former agreements with SIRIUS XM. SIRIUS XM believes it has valid contractual claims against certain call center vendors in connection with these claims and intends to preserve and pursue its rights to recover from these entities. Since 2013, SIRIUS XM has been named as a defendant in several suits, including putative class action suits, which challenge SIRIUS XM’s use and public performance via satellite radio and the Internet of sound recordings fixed prior to February 15, 1972 under various state laws. SIRIUS XM has entered into certain direct licenses with certain owners of pre-1972 recordings, which in many cases include releases of any claims associated with our use of pre-1972 recordings. Several putative class actions suits challenging SIRIUS XM’s use and public performance of other pre-1972 recordings under various state laws remain pending. SIRIUS XM believes it has substantial defenses to the claims asserted, SIRIUS XM is defending these actions vigorously and does not believe that the resolution of these remaining cases will have a material adverse effect on its business, financial condition or results of operations. In June 2015, SIRIUS XM settled a suit brought by Capitol Records LLC, Sony Music Entertainment, UMG Recordings, Inc., Warner Music Group Corp. and ABKCO Music & Records, Inc. relating to SIRIUS XM’s use and public performance of pre-1972 recordings for $210 million, which was paid during July 2015. The settling record companies claim to own, control or otherwise have the right to settle with respect to approximately 85% of the pre-1972 recordings SIRIUS XM has historically played. SIRIUS XM has also entered into certain direct licenses with other owners of pre-1972 recordings, which in many cases include releases of any claims associated with its use of pre-1972 recordings. SIRIUS XM recognized $108 million during June 2015 for the portion of the $210 million Capitol Settlement related to SIRIUS XM’s use of pre-1972 sound recordings for the periods prior to the Capitol Records lawsuit settlement during F-69

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES Notes to Consolidated Financial Statements (Continued) December 31, 2015, 2014 and 2013 June 2015. The $108 million expense is included in the Revenue share and royalties line item in the accompanying consolidated financial statements for the year ended December 31, 2015 but has been excluded from Adjusted OIBDA for the corresponding period as this expense was not incurred as a part of the Company’s normal operations for the period, and this lump sum amount does not relate to the on-going performance of the business. SIRIUS XM recognized approximately $19 million to Revenue share and royalties within the consolidated statement of operations with respect to the Capitol Settlement subsequent to the settlement date related to SIRIUS XM’s use of pre-1972 sound recordings during the period and is included as a component of Adjusted OIBDA. Of the remaining $83 million of the settlement, approximately $40 million was recorded to Other current assets and approximately $43 million was recorded to Other long-term assets within the consolidated balance sheets as of December 31, 2015, which will be amortized to Revenue share and royalties within the consolidated statement of operations over the future service period through December 2017. In addition, in August 2013, SoundExchange, Inc. filed a complaint in the United States District Court for the District of Columbia alleging that SIRIUS XM underpaid royalties for statutory licenses during the 2007-2012 rate period in violation of the regulations established by the Copyright Royalty Board for that period. SoundExchange principally alleges that SIRIUS XM improperly reduced its calculation of gross revenue, on which the royalty payments are based, by deducting non-recognized revenue attributable to pre-1972 recordings and Premier package revenue that is not “separately charged” as required by the regulations. SoundExchange is seeking compensatory damages of not less than $50 million and up to $100 million or more, payment of late fees and interest, and attorneys’ fees and costs. In August 2014, the United States District Court for the District of Columbia granted SIRIUS XM’s motion to dismiss the complaint without prejudice on the grounds that the case properly should be pursued before the Copyright Royalty Board rather than the district court. In December 2014, SoundExchange filed a petition with the Copyright Royalty Board requesting an order interpreting the applicable regulations. The Copyright Royalty Board has requested that the parties submit briefs regarding whether the agency properly has jurisdiction to interpret the regulations and adjudicate this matter under the applicable statute. At this point SIRIUS XM cannot estimate the reasonably possible loss, or range of loss, which could be incurred if the plaintiffs were to prevail in the allegations, but SIRIUS XM believes they have substantial defenses to the claims asserted and intend to defend these actions vigorously. These matters are inherently unpredictable and subject to significant uncertainties, many of which are beyond SIRIUS XM’s control. No provision was made for losses to the extent such loses are not probable and estimable. There can be no assurance that the final outcome of these matters will not materially and adversely affect the business, financial condition, results of operations, or cash flows. (17) Information About Liberty's Operating Segments The Company, through its ownership interests in subsidiaries and other companies, is primarily engaged in the media and entertainment industries. The Company identifies its reportable segments as (A) those consolidated subsidiaries that represent 10% or more of its consolidated annual revenue, annual Adjusted OIBDA or total assets and (B) those equity method affiliates whose share of earnings represent 10% or more of the Company's annual pre-tax earnings. The segment presentation for prior periods has been conformed to the current period segment presentation, as discussed below. The Company evaluates performance and makes decisions about allocating resources to its operating segments based on financial measures such as revenue and Adjusted OIBDA. In addition, the Company reviews nonfinancial measures such as subscriber growth and penetration. The Company defines Adjusted OIBDA as revenue less operating expenses, and selling, general and administrative expenses (excluding stock-based compensation). The Company believes this measure is an important indicator of the operational strength and performance of its businesses, including each business's ability to service debt and fund capital expenditures. In addition, this measure allows management to view operating results and perform analytical comparisons and benchmarking between businesses and identify strategies to improve performance. This measure of performance F-70

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES Notes to Consolidated Financial Statements (Continued) December 31, 2015, 2014 and 2013 excludes depreciation and amortization, stock-based compensation, separately reported litigation settlements and restructuring and impairment charges that are included in the measurement of operating income pursuant to GAAP. Accordingly, Adjusted OIBDA should be considered in addition to, but not as a substitute for, operating income, net income, cash flow provided by operating activities and other measures of financial performance prepared in accordance with GAAP. The Company generally accounts for intersegment sales and transfers as if the sales or transfers were to third parties, that is, at current prices. The Company has identified SIRIUS XM as its reportable segment. SIRIUS XM is a consolidated subsidiary that provides a subscription based satellite radio service. SIRIUS XM transmits music, sports, entertainment, comedy, talk, news, traffic and weather channels, as well as infotainment services, in the United States on a subscription fee basis through its two proprietary satellite radio systems - the Sirius system and the XM system. Subscribers can also receive music and other channels, plus features such as SiriusXM On Demand and MySXM, over the Internet, including through applications for mobile devices. The Company's reportable segments are strategic business units that offer different products and services. They are managed separately because each segment requires different technologies, distribution channels and marketing strategies. The accounting policies of the segments that are also consolidated subsidiaries are the same as those described in the Company's summary of significant policies. Performance Measures Years ended December 31, 2015 2014 2013 Adjusted OIBDA Adjusted Revenue OIBDA Adjusted OIBDA Revenue Revenue amounts in millions SIRIUS XM .................. Corporate and other. ........... Total ........................ $ 4,552 243 1,660 (32) 4,141 309 1,466 (49) 3,625 377 1,289 33 $ 4,795 1,628 4,450 1,417 4,002 1,322 Other Information December 31, 2015 December 31, 2014 Total assets Investments in affiliates Capital expenditures Total assets Investments in affiliates Capital expenditures amounts in millions SIRIUS XM ........ Corporate and other . . Total............... $ 27,001 2,797 153 962 135 161 27,091 3,178 237 614 126 68 $ 29,798 1,115 296 30,269 851 194 F-71

LIBERTY MEDIA CORPORATION AND SUBSIDIARIES Notes to Consolidated Financial Statements (Continued) December 31, 2015, 2014 and 2013 The following table provides a reconciliation of segment Adjusted OIBDA to earnings (loss) from continuing operations before income taxes: Years ended December 31, 2015 2014 2013 Consolidated segment Adjusted OIBDA ..................... Legal settlement (note 16) ................................ Stock-based compensation ................................ Depreciation and amortization ............................. Interest expense ......................................... Dividend and interest income .............................. Share of earnings (losses) of affiliates, net . . . . . .............. Realized and unrealized gains (losses) on financial instruments, net .................................................. Gains (losses) on transactions, net .......................... Other, net .............................................. Earnings (loss) from continuing operations before income taxes $ 1,628 (108) (204) (362) (328) 17 (40) 1,417 — (217) (359) (255) 27 (113) 1,322 — (193) (315) (132) 48 (32) (140) (4) (1) 38 — (77) 295 7,978 (115) $ 458 461 8,856 (18) Quarterly Financial Information (Unaudited) 1st Quarter 2nd 3rd 4th Quarter Quarter Quarter amounts in millions, except per share amounts 2015: Revenue .................................................. Operating income (loss) ..................................... Net earnings (loss) .......................................... Net earnings (loss) attributable to Liberty stockholders ............ Basic net earnings (loss) attributable to Liberty Media Corporation stockholders per common share .............................. Diluted net earnings (loss) attributable to Liberty Media Corporation stockholders per common share .............................. $ $ $ $ 1,081 245 19 (19) 1,222 171 99 61 1,284 321 41 (22) 1,208 217 89 44 $ (0.06) 0.18 (0.07) 0.13 $ (0.06) 0.18 (0.07) 0.13 1st Quarter 2nd Quarter 3rd Quarter 4th Quarter amounts in millions, except per share amounts 2014: Revenue .................................................. Operating income .......................................... Net earnings (loss) .......................................... Net earnings (loss) attributable to Liberty stockholders ........... Basic net earnings (loss) attributable to Liberty stockholders per common share ............................................ Diluted net earnings (loss) attributable to Liberty stockholders per common share ............................................ $ $ $ $ 1,011 155 72 22 1,160 231 106 50 1,184 249 87 33 1,095 206 130 73 $ 0.06 0.15 0.10 0.21 $ 0.06 0.14 0.10 0.21 F-72

BOARD OF DIRECTORS John C. Malone Chairman of the Board Liberty Media Corporation Brian M. Deevy (Chairman) M. Ian G. Gilchrist Larry E. Romrell CUSIP NUMBERS LMCA — LMCB — LMCK — 531229 870 531229 862 531229 854 NOMINATING & CORPORATE GOVERNANCE COMMITTEE David E. Rapley (Chairman) M. Ian G. Gilchrist Larry E. Romrell Andrea L. Wong Robert R. Bennett Managing Director Hilltop Investments LLC LSXMA — 531229 409 LSXMB — 531229 508 LSXMK — 531229 607 Brian M. Deevy Retired Head of Communications, Media & Entertainment Group RBC Capital Markets BATRA — 531229 706 BATRB — 531229 805 BATRK — 531229 888 SENIOR OFFICERS John C. Malone Chairman of the Board TRANSFER AGENT Liberty Media Corporation Shareholder Services c/o Computershare P.O. Box 43023 Providence, RI 02940-3023 Phone: (781) 575-4593 Toll free: (866) 367-6355 www.computershare.com Telecommunication Device for the Deaf (TDD) (800) 952-9245 M. Ian G. Gilchrist Retired Investment Banker Gregory B. Maffei President and Chief Executive Officer Gregory B. Maffei President and Chief Executive Officer Liberty Media Corporation Richard N. Baer Chief Legal Officer Mark D. Carleton Chief Development Officer Evan D. Malone, Ph.D. President NextFab Studio, LLC Albert E. Rosenthaler Chief Tax Officer INVESTOR RELATIONS Courtnee Chun investor@libertymedia.com (877) 772-1518 David E. Rapley Retired President and Chief Executive Officer Rapley Consulting, Inc. Christopher W. Shean Chief Financial Officer ON THE INTERNET Visit the Liberty Media Corporation website at: www.libertymedia.com. Larry E. Romrell Retired Executive Vice President Tele-Communications, Inc. CORPORATE SECRETARY Pamela L. Coe CORPORATE HEADQUARTERS 12300 Liberty Boulevard Englewood, CO 80112 (720) 875-5400 Andrea L. Wong President, International Production Sony Pictures Television President, International Sony Pictures Entertainment FINANCIAL STATEMENTS Liberty Media Corporation financial statements are filed with the Securities and Exchange Commission. Copies of these financial statements can be obtained from the Transfer Agent or through the Liberty Media Corporation website. STOCK INFORMATION Series A and C Liberty Media Common Stock (LMCA/K), Series A, B and C Liberty SiriusXM Common Stock (LSXMA/B/K), and Series A and C Liberty Braves Common Stock (BATRA/K) trade on the NASDAQ Global Select Market. EXECUTIVE COMMITTEE Robert R. Bennett Gregory B. Maffei John C. Malone COMPENSATION COMMITTEE M. Ian G. Gilchrist (Chairman) David E. Rapley Andrea L. Wong AUDIT COMMITTEE Series B Liberty Media Common Stock (LMCB) and Series B Liberty Braves Common Stock (BATRB) are quoted on the OTC Markets. ANNUAL REPORT 2015

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